WAL★MART
México

FILE N°
82-4609

RECEIVED
2008 JUL 15 A 11:00
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 14, 2008

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release report results for the second quarter 2008 and June 2008 sales.
- Second quarter 2008 consolidated financial statements.
- Report on share repurchase for June 2008
- Annual report 2007.

08003793

PROCESSED
JUL 17 2008
THOMSON REUTERS

~~Sincerely,~~

Jorge Portilla Fabian
Assistance Director

dlw
7/16

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88


Suburbia

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL*MART México

Wal-Mart de Mexico Reports Results for the Second Quarter 2008 and June 2008 Sales

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, July 9, 2008

Today, Wal-Mart de Mexico (WALMEX) reported financial results for the second quarter 2008. A 12.2% increase in sales over the previous year. EBITDA for the quarter amounted to $5,284 million pesos and represented 9.2% of total revenues, a growth of 8.0% over last year's levels.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 5.9%, compared to last year's level.

Regarding results achieved by the Company, Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "Once again, during this quarter we showed our commitment of investing in prices for the benefit of our consumers. I would like to thank all of them for their response and trust, as reflected in the 12.2% increase in number of customers during the second quarter. We will continue doing our best to contribute towards improving the quality of life for Mexican families, always with long-term vision".

Main figures are:

Results April - June	2008		2007		Growth
(nominal pesos)	*M$ Millions*	%	*M$ Millions*	%	%
Net Sales	57,165		50,937		12
Other Income	216		194		11
Total Revenues	57,381	100.0	51,131	100.0	**12**
Cost of Sales	45,095	78.6	40,219	78.7	12
Gross Profit	12,286	21.4	10,912	21.3	13
General Expenses	8,038	14.0	6,905	13.5	16
Operating Income	4,248	7.4	4,007	7.8	**6**
Financial Income	180	0.3	206	0.4	
Exchange gain (loss)	25	0.0	(2)	0.0	
Monetary position loss			(59)	(0.1)	
Comprehensive financing result	205	0.4	145	0.3	**41**
Income before tax	4,485	7.8	4,130	8.1	**9**
Net Income	3,229	5.6	2,974	5.8	**9**
EBITDA	5,284	9.2	4,893	9.6	**8**
EPS for the quarter (in pesos)	0.381		0.347		**10**

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México

FILE N°
82-4609



WAL·MART
SUPERCENTER
Suburbia

WAL*MART
México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

First Half Results

Results January - June (nominal pesos)	2008 M$ Millions	2008 %	2007 M$ Millions	2007 %	Growth %
Net Sales	114,123		100,721		13
Other Income	428		384		11
Total Revenues	114,551	100.0	101,105	100.0	**13**
Cost of Sales	90,223	78.8	79,619	78.7	13
Gross Profit	24,328	21.2	21,486	21.3	13
General Expenses	15,722	13.7	13,748	13.6	14
Operating Income	8,606	7.5	7,738	7.7	**11**
Financial Income	367	0.3	465	0.5	
Exchange gain	38	0.0	2	0.0	
Monetary position gain			66	0.0	
Comprehensive financing result	405	0.4	533	0.5	**(24)**
Income before tax	9,005	7.9	8,207	8.1	**10**
Net Income	6,484	5.7	5,909	5.8	**10**
EBITDA	10,675	9.3	9,492	9.4	**12**
EPS 12 months (in pesos)	1.707		1.509		**13**

The Company's cash position as of June 30, 2008 amounted to $8,381 million pesos, equivalent to $813 million dollars.

Bank Results:

The results previously presented, include the following effects related to Banco Wal-Mart.

Results (nominal million pesos)	Second Quarter 2008 *Without Bank*	*Bank*	*Walmex*
Other Income	213	3	216
Cost of Sales	45,093	2	45,095
General Expenses	7,932	106	8,038
Operating Income	4,353	(105)	4,248
EBITDA	5,372	(88)	5,284
Net Income	3,300	(71)	3,229

INVESTOR RELATIONS:
Mariana Rodríguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com
WALMEX
CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com


WAL·MART
SUPERCENTER
Suburbia

Results (nominal million pesos)	January - June 2008		
	Without Bank	*Bank*	*Walmex*
Other Income	422	6	428
Cost of Sales	90,219	4	90,223
General Expenses	15,516	206	15,722
Operating Income	8,810	(204)	8,606
EBITDA	10,846	(171)	10,675
Net Income	6,625	(141)	6,484

Comment on second quarter sales:

Costumer count in comparable stores registered a 4.8% increase during the second quarter, while average ticket increased 1.1% compared to the period of 2007.

June 2008 Sales:

During the month of June 2008, sales were **$19,128 million pesos**. This figure represents a **14.8%** increase over sales reported the same month last year. Comparable stores sales during the month, meaning all those units that have been in operation for over a year registered an increase of **8.0%,** compared to the same month of 2007.

Sales Growth	June		January – June	
	2008	**2007**	**2008**	**2007**
Total Units (%)	**14.8**	13.2	**13.3**	15.7
Comparable Units (%)	**8.0**	5.5	**6.9**	7.5

Considering the **five-week period** from **May 31 to July 4, 2008** that compares with the five-week period ending July 6, 2007, as well as the **twenty six-week period** from **January 5 to July 4, 2008** and that compares with the twenty six-week period that ended July 6, 2007, sales growth was as follows:

Sales Growth	5 weeks		26 weeks	
	2008	**2007**	**2008**	**2007**
Total Units (%)	**14.7**	12.0	**13.0**	15.9
Comparable Units (%)	**7.9**	4.4	**6.6**	7.7

Comment on monthly sales:

Costumer count in comparable stores registered a 5.9% increase during the month of June, while average ticket increased 2.1% compared to the same month of 2007.


Suburbia

FILE N° 82-4609

Conference Call:

Wal-Mart de Mexico will hold a Conference Call today at 4:00pm (CNT), regarding second quarter 2008 results. You can join the conference by dialing: (212) 676-4900, 15 minutes before the conference begins.

A reply of the Conference call will be available for 3 days, starting today at 6:00pm. You can access the reply by dialing (402) 977-9140, and entering reservation #21387930.

Openings during June 2008:

- **Fourteen Bodegas Aurrera**: in the cities of Zacápu, Michoacan; Martinez de la Torre, Veracruz; San Pedro, Coahuila; Morelia, Michoacan; Mexicali, Baja California Norte; Toluca, Estado de Mexico; Tepatitlan de Morelos, Jalisco; Teloloapan, Guerrero; Calpulalpan, Tlaxcala; Uman, Yucatan; Magdalena de Kino, Sonora and three in Mexico City.
- **One Sam's Club:** in Mexico City.
- **One Restaurant:** in Mexico City.

Additionally, during July we have opened.

- **One Bodega Aurrera:** in the city of Zacualtipan, Hidalgo.

Distribution Center

During July we opened our first dry goods Distribution Center in the city of Culiacan, Sinaloa

Installed Capacity:

We present the adjusted m2 and sq. ft. sales area for the second quarter 2008 and 2007.

SALES AREA M^2		
FORMAT	**JUNE 2008**	**JUNE 2007**
Bodega Aurrera	1,206,681	1,071,492
Wal-Mart Supercenter	1,161,243	1,015,815
Sam´s Club	641,812	587,350
Superama	105,088	100,950
Suburbia	334,524	289,034
	SEATS	**SEATS**
Restaurants	82,128	74,047

SALES AREA Sq. Ft.		
FORMAT	**JUNE 2008**	**JUNE 2007**
Bodega Aurrera	12,988,716	11,533,540
Wal-Mart Supercenter	12,499,633	10,934,233
Sam´s Club	6,908,466	6,322,235
Superama	1,131,165	1,086,626
Suburbia	3,600,819	3,111,162

Corporate Social Responsibility:

Wal-Mart Mexico was recognized as the company with the best corporate governance in Mexico, and the fourth in Latin America according to Spanish consulting company Management and Excellence (M&E), which rates 50 non-banking sector companies in the region. The study uses metrics from the Organization for Economic Co-operation and Development (OECD), the Dow Jones Sustainability Indexes, the New York Stock Exchange (NYSE) and the Sarbanes-Oxley Act, (SOX) to evaluate subjects such as board of director's responsibility, shareholders' rights, audit committees' guidelines, transparency practices and the use of good governance policies.

The National Women's Institute issued, for the third consecutive time, certification in the Gender Equality Model for Wal-Mart de Mexico, thus acknowledging that our corporate culture favors a working environment with equal conditions for men, women, people with physical challenges and senior citizens.

Also, in June 2,815 associates participated in 183 volunteer activities, giving 17,089 men-hours to their communities.

Repurchase of Shares:

During the first 6 months of the year we invested **$1,349** million pesos equivalent to **$131** million dollars in the repurchase of **33,288,400** Company shares.

Company Description:

WALMEX is a retail sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 1,069 units.

- 339 Bodegas Aurrera
- 141 Wal-Mart Supercenters
- 85 Sam´s Club
- 64 Superamas
- 80 Suburbias
- 360 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.wal-mart.com.mx
www.superama.com.mx
www.bancowalmart.com
www.suburbia.com.mx
www.vips.com.mx
www.bodegaaurrera.com.mx
www.tarjetawalmart.com.mx


WAL·MART
Suburbia

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Thousands of mexican nominal pesos

	June 30			
	2008		2007	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	8,380,768	Ps.	9,926,942
Accounts receivable - net		2,957,597		2,455,062
Inventories - net		16,789,120		16,525,878
Prepaid expenses		691,039		638,113
Total current assets		28,818,524		29,545,995
Property and equipment - net		74,033,799		64,741,945
Total assets	Ps.	102,852,323	Ps.	94,287,940
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	20,776,321	Ps.	20,944,068
Other accounts payable		6,263,617		5,907,615
Total current liabilities		27,039,938		26,851,683
Long-term other liabilities		2,974,187		2,481,810
Deferred income tax		5,264,205		5,562,733
Labor obligation		73,867		52,855
Total liabilities		35,352,197		34,949,081
Shareholders' equity:				
Capital stock		23,709,991		21,593,384
Legal reserve		4,421,048		3,944,218
Retained earnings		40,761,748		34,703,755
Premium on sale of shares		2,284,351		2,247,175
Employee stock option plan fund		(3,677,012)		(3,149,673)
Total shareholders' equity		67,500,126		59,338,859
Total liabilities and shareholders' equity	Ps.	102,852,323	Ps.	94,287,940


WAL·MART
Suburbia

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of mexican nominal pesos

	Six-month period ended on June 30,			
		2008		2007
Net sales	Ps.	114,122,911	Ps.	100,721,450
Other income		428,228		383,569
Total revenues		114,551,139		101,105,019
Cost of sales		(90,223,445)		(79,619,363)
Gross profit		24,327,694		21,485,656
General expenses		(15,721,549)		(13,747,592)
Operating income		8,606,145		7,738,064
Other expenses - net		(5,947)		(63,488)
Comprehensive financing result		405,371		532,955
Income before income tax		9,005,569		8,207,531
Income tax		(2,521,557)		(2,298,109)
Net income	Ps.	6,484,012	Ps.	5,909,422
Earnings per share last 12 months (in pesos)	Ps.	1.707	Ps.	1.509

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT
Thousands of mexican nominal pesos

	Six-month period ended on June 30, 2008		Six-month period ended on June 30, 2007	
Operating activities				
Income before income tax	Ps.	9,005,569	Ps.	8,207,531
Items related to investment activities:				
Depreciation		2,068,584		1,753,577
Loss on the sales and retirement of property and equipment		50,528		92,679
Impairment of property and equipment		24,278		(2,269)
Stock option expenses		42,621		-
Items related to financing activities:				
Accrued interests by capital leases		92,525		63,361
Cash flow provided by statement income		11,284,105		10,114,879
Changes in:				
Accounts receivable		1,976,420		1,359,945
Inventories		4,094,011		1,531,788
Prepaid expenses		(35,850)		(83,336)
Accounts payable to suppliers		(4,604,675)		(4,920,478)
Other accounts payable		236,262		189,882
Income tax paid		(3,786,591)		(2,309,717)
Labor obligation		38,959		34,591
Net cash flow from operating activities		9,202,641		5,917,554
Investing activities:				
Purchase of property and equipment		(4,449,663)		(4,440,411)
Sales collection of property and equipment		61,116		31,167
Employee stock option plan - net		(646,581)		(650,490)
Net cash flow from investing activities		(5,035,128)		(5,059,734)
Cash by financing activities		4,167,513		857,820
Financing activities:				
Payment of property under capital lease		(213,740)		(160,895)
Payment dividends		(3,208,108)		(2,235,764)
Repurchase of shares		(1,348,714)		(3,453,186)
Net cash flow from financing activities		(4,770,562)		(5,849,845)
Net decrease in cash and cash equivalents		(603,049)		(4,992,025)
Adjustment in net cash flow by variation in inflation levels		-		(66,004)
Cash and cash equivalents at beginning of period		8,983,817		14,984,971
Cash and cash equivalents at ending of period	Ps.	8,380,768	Ps.	9,926,942

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodríguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México


WAL-MART
Suburbia

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL*MART México

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

2008 thousands of mexican nominal pesos, 2007 thousands of mexican pesos with purchasing power at December 31, 2007

	June 30			
	2008		2007	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	8,380,768	Ps.	10,240,633
Accounts receivable - net		2,957,597		2,532,642
Inventories - net		16,789,120		17,048,096
Prepaid expenses		691,039		658,277
Total current assets		28,818,524		30,479,648
Property and equipment - net		74,033,799		66,787,791
Total assets	Ps.	102,852,323	Ps.	97,267,439
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	20,776,321	Ps.	21,605,901
Other accounts payable		6,263,617		6,094,296
Total current liabilities		27,039,938		27,700,197
Long-term other liabilities		2,974,187		2,560,235
Deferred income tax		5,264,205		5,738,515
Labor obligation		73,867		54,525
Total liabilities		35,352,197		36,053,472
Shareholders' equity:				
Capital stock		23,709,991		22,275,735
Legal reserve		4,421,048		4,068,855
Retained earnings		40,761,748		35,800,394
Premium on sale of shares		2,284,351		2,318,186
Employee stock option plan fund		(3,677,012)		(3,249,203)
Total shareholders' equity		67,500,126		61,213,967
Total liabilities and shareholders' equity	Ps.	102,852,323	Ps.	97,267,439

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México


Suburbia

Our Vision is "Contribute towards improving the quality of life for Mexican families."

WAL*MART México

FILE N°
82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

2008 thousands of mexican nominal pesos, 2007 thousands of mexican pesos with purchasing power at December 31, 2007

	Six-month period ended on June 30,			
	2008		2007	
Net sales	Ps.	114,122,911	Ps.	103,767,138
Other income		428,228		395,151
Total revenues		114,551,139		104,162,289
Cost of sales		(90,223,445)		(82,027,332)
Gross profit		24,327,694		22,134,957
General expenses		(15,721,549)		(14,162,762)
Operating income		8,606,145		7,972,195
Other expenses - net		(5,947)		(65,358)
Comprehensive financing result		405,371		548,941
Income before income tax		9,005,569		8,455,778
Income tax		(2,521,557)		(2,367,618)
Net income	Ps.	6,484,012	Ps.	6,088,160
Earnings per share last 12 months (in pesos)	Ps.	1.718	Ps.	1.570

FILE N° 82-4609

WAL-MART DE MEXICO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT

2008 thousands of mexican nominal pesos, 2007 thousands of mexican pesos with purchasing power at December 31, 2007

	Six-month period ended on June 30,	
	2008	**2007**
Operating activities		
Income before income tax	Ps. 9,005,569	Ps. 8,455,778
Items related to investment activities:		
Depreciation	2,068,584	1,806,499
Loss on the sales an retirement of property and equipment	50,528	92,723
Impairment of property and equipment	24,278	(2,452)
Stock option expenses	42,621	-
Items related to financing activities:		
Accrued interests by capital leases	92,525	65,276
Cash flow provided by statement income	11,284,105	10,417,824
Changes in:		
Accounts receivable	1,976,420	1,405,846
Inventories	4,094,011	1,582,932
Prepaid expenses	(35,850)	(86,078)
Accounts payable to suppliers	(4,604,675)	(5,075,071)
Other accounts payable	236,262	197,836
Income tax paid	(3,786,591)	(2,379,655)
Labor obligation	38,959	32,653
Net cahs flow from operating activities	9,202,641	6,096,287
Investing activities:		
Purchase of property and equipment	(4,449,663)	(4,574,815)
Sales collection of property and equipment	61,116	32,046
Employee stock option plan - net	(646,581)	(668,565)
Net cash flow from investing activities	(5,035,128)	(5,211,334)
Cash by financing activities	4,167,513	884,953
Financing activities:		
Payment of property under capital lease	(213,740)	(165,796)
Payment dividends	(3,208,108)	(2,297,867)
Repurchase of shares	(1,348,714)	(3,547,700)
Net cash flow from financing activities	(4,770,562)	(6,011,363)
Net decrease in cash and cash equivalents	(603,049)	(5,126,410)
Adjustment in net cash flow by variation in inflation levels	-	(181,113)
Cash and cash equivalents at beginning of period	8,983,817	15,548,156
Cash and cash equivalents at ending of period	Ps. 8,380,768	Ps. 10,240,633

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

FILE Nº 82-4609

CONSOLIDATED

Final Printing

RECEIVED

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	**TOTAL ASSETS**	**102,852,323**	**100**	**97,267,439**	**100**
s02	**CURRENT ASSETS**	**28,818,524**	**28**	**30,479,648**	**31**
s03	CASH AND SHORT-TERM INVESTMENTS	8,380,768	8	10,240,633	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	690,196	1	550,768	1
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,267,401	2	1,981,874	2
s06	INVENTORIES	16,789,120	16	17,048,096	18
s07	OTHER CURRENT ASSETS	691,039	1	658,277	1
s08	**LONG-TERM**	**0**	**0**	**0**	**0**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**74,033,799**	**72**	**66,787,791**	**69**
s13	LAND AND BUILDINGS	71,383,248	69	64,044,716	66
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	27,181,553	26	23,771,291	24
s16	ACCUMULATED DEPRECIATION	26,775,583	26	23,729,662	24
s17	CONSTRUCTION IN PROGRESS	2,244,581	2	2,701,446	3
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**35,352,197**	**100**	**36,053,472**	**100**
s21	**CURRENT LIABILITIES**	**27,039,938**	**76**	**27,700,197**	**77**
s22	SUPPLIERS	20,776,321	59	21,605,901	60
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	230,839	1	207,488	1
s25	TAXES PAYABLE	467,300	1	682,039	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	5,565,478	16	5,204,769	14
s27	**LONG-TERM LIABILITIES**	**2,974,187**	**8**	**2,560,235**	**7**
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	2,974,187	8	2,560,235	7
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**5,338,072**	**15**	**5,793,040**	**16**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**67,500,126**	**100**	**61,213,967**	**100**
s34	**MINORITY INTEREST**	**0**	**0**	**0**	**0**
s35	**MAJORITY INTEREST**	**67,500,126**	**100**	**61,213,967**	**100**
s36	**CONTRIBUTED CAPITAL**	**22,317,330**	**33**	**21,344,718**	**35**
s79	CAPITAL STOCK	23,709,991	35	22,275,735	36
s39	PREMIUM ON ISSUANCE OF SHARES	-1,392,661	-2	-931,017	-2
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**45,182,796**	**67**	**39,869,249**	**65**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	45,182,796	67	39,869,249	65
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

FILE N° 82-4609

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**8,380,768**	**100**	**10,240,633**	**100**
s46	CASH	59,914	1	44,386	0
s47	SHORT-TERM INVESTMENTS	8,320,854	99	10,196,247	100
s07	**OTHER CURRENT ASSETS**	**691,039**	**100**	**658,277**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	691,039	100	658,277	100
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**27,039,938**	**100**	**27,700,197**	**100**
s52	FOREIGN CURRENCY LIABILITIES	1,300,838	5	2,044,392	7
s53	MEXICAN PESOS LIABILITIES	25,739,100	95	25,655,805	93
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**5,565,478**	**100**	**5,204,769**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	5,476,388	98	5,156,073	99
s105	BENEFITS TO EMPLOYEES	89,090		48,696	
s27	**LONG-TERM LIABILITIES**	**2,974,187**	**100**	**2,560,235**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	2,974,187	100	2,560,235	100
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**5,338,072**	**100**	**5,793,040**	**100**
s66	DEFERRED TAXES	5,264,205	99	5,738,515	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	73,867	1	54,525	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	**CAPITAL STOCK**	**23,709,991**	**100**	**22,275,735**	**100**
s37	CAPITAL STOCK (NOMINAL)	14,542,679	61	13,002,067	58
s38	RESTATEMENT OF CAPITAL STOCK	9,167,312	39	9,273,668	42

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

FILE N° 82-4609

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**45,182,796**	**100**	**39,869,249**	**100**
s93	LEGAL RESERVE	4,421,048	10	4,068,855	10
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	34,277,736	76	29,712,234	75
s45	NET INCOME FOR THE YEAR	6,484,012	14	6,088,160	15
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**0**	**100**	**0**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

FILE Nº 82-4609

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	1,778,586	2,779,451
s73	PENSIONS AND SENIORITY PREMIUMS	321,867	281,167
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	164,876	149,440
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	8,477,225,523	8,539,115,186
s78	REPURCHASED SHARES (*)	20,325,000	73,225,000
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FILE Nº 82-4609

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**114,551,139**	**100**	**104,162,289**	**100**
r02	COST OF SALES	90,223,445	79	82,027,332	79
r03	**GROSS PROFIT**	**24,327,694**	**21**	**22,134,957**	**21**
r04	GENERAL EXPENSES	15,721,549	14	14,162,762	14
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**8,606,145**	**8**	**7,972,195**	**8**
r08	OTHER INCOME AND (EXPENSE), NET	-5,947	0	-65,358	0
r06	COMPREHENSIVE FINANCING RESULT	405,371	0	548,941	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**9,005,569**	**8**	**8,455,778**	**8**
r10	INCOME TAXES	2,521,557	2	2,367,618	2
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**6,484,012**	**6**	**6,088,160**	**6**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**6,484,012**	**6**	**6,088,160**	**6**
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	**NET INCOME OF MAJORITY INTEREST**	**6,484,012**	**6**	**6,088,160**	**6**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

FILE N° 82-4609

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**114,551,139**	**100**	**104,162,289**	**100**
r21	DOMESTIC	114,551,139	100	104,162,289	100
r22	FOREIGN	0	0	0	0
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**-5,947**	**100**	**-65,358**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	9,914	-167	-40,574	62
r34	EMPLOYEES' PROFIT SHARING EXPENSES	15,861	-267	24,784	-38
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**405,371**	**100**	**548,941**	**100**
r24	INTEREST EXPENSE	0	0	0	0
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	92,525	23	65,276	12
r26	INTEREST INCOME	459,781	113	544,667	99
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	38,115	9	1,713	0
r28	RESULT FROM MONETARY POSITION	0	0	67,837	12
r10	**INCOME TAXES**	**2,521,557**	**100**	**2,367,618**	**100**
r32	INCOME TAX	2,902,095	115	2,550,852	108
r33	DEFERRED INCOME TAX	-380,538	-15	-183,234	-8

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF INCOME

FILE N° 82-4609

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	1	1
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	235,365,231	216,953,673
r39	OPERATING INCOME (**)	19,304,827	17,642,870
r40	NET INCOME OF MAJORITY INTEREST (**)	14,624,858	13,514,538
r41	NET CONSOLIDATED INCOME (**)	14,624,858	13,514,538
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	2,068,584	1,806,499

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 02 YEAR: **2008**

FILE N° 82-4609

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM APRIL1 TO JUNE 30 OF 2008

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
rt01	**NET SALES**	**57,381,257**	**100**	**52,703,011**	**100**
rt02	COST OF SALES	45,095,349	79	41,455,609	79
rt03	**GROSS PROFIT**	**12,285,908**	**21**	**11,247,402**	**21**
rt04	GENERAL EXPENSES	8,038,116	14	7,117,417	14
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**4,247,792**	**7**	**4,129,985**	**8**
rt08	OTHER INCOME AND (EXPENSE), NET	31,561	0	-22,302	0
rt06	COMPREHENSIVE FINANCING RESULT	204,908	0	148,870	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**4,484,261**	**8**	**4,256,553**	**8**
rt10	INCOME TAXES	1,255,594	2	1,191,835	2
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**3,228,667**	**6**	**3,064,718**	**6**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**3,228,667**	**6**	**3,064,718**	**6**
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	**NET INCOME OF MAJORITY INTEREST**	**3,228,667**	**6**	**3,064,718**	**6**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

FILE N° 82-4609

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	**NET SALES**	**57,381,257**	**100**	**52,703,011**	**100**
rt21	DOMESTIC	57,381,257	100	52,703,011	100
rt22	FOREIGN	0	0	0	0
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**31,561**	**100**	**-22,302**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	37,697	119	-9,893	44
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	6,136	19	12,409	-56
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**204,908**	**100**	**148,870**	**100**
rt24	INTEREST EXPENSE	0	0	0	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	46,614	23	33,491	22
rt26	INTEREST INCOME	226,907	111	246,185	165
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	24,615	12	-2,508	-2
rt28	RESULT FROM MONETARY POSITION	0	0	-61,316	-41
rt10	**INCOME TAXES**	**1,255,594**	**100**	**1,191,835**	**100**
rt32	INCOME TAX	1,480,020	118	1,313,568	110
rt33	DEFERRED INCOME TAX	-224,426	-18	-121,733	-10

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX**

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2008**

QUARTERLY STATEMENTS OF INCOME

FILE N° 82-4609

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	1,036,306	912,841

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

FILE N° 82-4609

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**0**	**6,088,160**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	1,646,343
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**0**	**7,734,503**
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	-1,963,807
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**0**	**5,770,696**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	250,864
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	-5,845,567
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**0**	**-5,594,703**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-5,483,516**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	-5,307,523
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	15,548,156
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**0**	**10,240,633**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FILE N° 82-4609

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**1,646,343**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	1,806,499
c41	+ (-) OTHER ITEMS	0	-160,156
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**-1,963,807**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	1,425,745
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	1,578,901
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	-82,650
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	-5,230,719
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	344,916
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**250,864**
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	250,864
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**-5,845,567**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	-2,297,867
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	-3,547,700
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-5,483,516**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-4,607,120
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	125,141
c39	+ (-) OTHER ITEMS	0	-1,001,537

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V. **STATE OF CASH FLOW (INDIRECT METHOD)**

MAIN CONCEPTS

FILE N° 82-4609

Final Printing

(Thousands of Mexican Pesos)

CONSOLIDATED

REF E	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	9,005,569	8,455,778
e02	+(-) ITEMS NOT REQUIRING CASH	0	-181,113
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	2,186,011	1,896,770
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	92,525	65,276
e05	**CASH FLOW BEFORE INCOME TAX**	11,284,105	10,236,711
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-2,081,464	-4,321,537
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	9,202,641	5,915,174
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-5,035,128	-5,211,334
e09	**FINANCING ACTIVITIES**	4,167,513	703,840
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-4,770,562	-6,011,363
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-603,049	-5,307,523
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	8,983,817	15,548,156
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	8,380,768	10,240,633

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V. **STATE OF CASH FLOW (INDIRECT METHOD)**

FILE N° 82-4609

DESGLOSE DE MAIN CONCEPTS

Final Printing

(Thousands of Mexican Pesos) **CONSOLIDATED**

REF E	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+(-) ITEMS NOT REQUIRING CASH**	0	-181,113
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	-181,113
e03	**+(-) ITEMS RELATED TO INVESTING ACTIVITIES**	2,186,011	1,896,770
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	2,068,584	1,806,499
e19	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	50,528	92,723
e20	+ IMPAIRMENT LOSS	24,278	-2,452
e21	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	42,621	0
e04	**+(-) ITEMS RELATED TO FINANCING ACTIVITIES**	92,525	65,276
e25	+ ACCRUED INTEREST	92,525	65,276
e26	+(-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-2,081,464	-4,321,537
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	1,976,420	1,405,846
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	4,094,011	1,582,932
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-35,850	-86,078
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	-4,604,675	-5,075,071
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	275,221	230,489
e32	+(-) INCOME TAXES PAID OR RETURNED	-3,786,591	-2,379,655
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-5,035,128	-5,211,334
e33	- PERMANENT INVESTMENT IN SHARES	0	0
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-4,449,663	-4,574,815
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	61,116	32,046
e37	- INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	-646,581	-668,565
e10	**NET CASH FROM FINANCING ACTIVITIES**	-4,770,562	-6,011,363
e45	+BANK FINANCING	0	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	-213,740	-165,796
e48	(-) BANK FINANCING AMORTIZATION	0	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	-3,208,108	-2,297,867
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	0	0
e56	- REPURCHASE OF SHARES	-1,348,714	-3,547,700
e57	+(-) OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

FILE Nº 82-4609

DATA PER SHARE **CONSOLIDATED**

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.72		$	1.57	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	1.72		$	1.57	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	7.96		$	7.17	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.59		$	0.51	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		5.14	times		5.90	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		23.80	times		26.93	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX**

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2008**

FILE N° 82-4609

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	5.66	%	5.84	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	21.67	%	22.08	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	14.22	%	13.89	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	22.55	%	17.82	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	1.11	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	2.29	times	2.23	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	3.18	times	3.25	times
p08	INVENTORIES TURNOVER (**)	9.31	times	9.53	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1	days	1	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	34.37	%	37.07	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.52	times	0.59	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	3.68	%	5.67	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	4.02	%	3.83	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	0.00	times	0.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	6.66	times	6.02	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.07	times	1.10	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.44	times	0.48	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.82	times	0.85	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	30.99	%	36.97	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

S39: NOTE 1 - PREMIUM ON SALE OF SHARES

THE PREMIUM ON SALE OF SHARES LINE THAT APPEARS IN CONSOLIDATED BALANCE SHEETS INCLUDES THE STOCK OPTION PLAN FUND FOR PERSONNEL DURING IN BOTH YEARS.

S58: NOTE 2 - OTHER CURRENT LIABILITIES

ACCORDING TO MEX FRS D-3 AND FOR COMPARISON PURPOSES, THE PREVIOUS YEAR AMOUNT OF SHORT-TERM LABOR OBLIGATIONS WAS RECLASIFIED TO OTHER CURRENT LIABILITIES.

S77: NOTE 3 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

S80: NOTE 4 - REPURCHASE OF SHARES

FROM JANUARY 1° TO MARCH 11, THEY WERE REPURCHASED OF ITS OWN SAHRES, BY AN AMOUNT OF Ps. 700,857 WITH AFFECTATION TO THE AUTHORIZED AMOUNT IN 2008, IS A FOLLOWS:

	UNTIL MARCH 11
REPURCHASE OF SHARES REDUCED OF CAPITAL STOCK	Ps.(47,933)
REPURCHASE OF SHARES REDUCED OF RETAINED EARNINGS	652,924)
TOTAL	Ps.(700,857)

AFTER TO THE SHAREHOLDERS' MEETING HELD ON MARCH 12, 2008, THEY WERE REPURCHASED OF ITS OWN SHARES BY AN AMOUNT OF PS. 647,857, AFFECTING TO THE AUTHORIZED AMOUNT IN THIS MEETING THE AVAILABLE BALANCE AS OF JUNE 30, 2008 IS AS FOLLOWS:

	AFTER MARCH 12
AUTHORIZED AMOUNT	Ps. 8,000,000
REPURCHASE OF SHARES REDUCED OF CAPITAL STOCK	(41,225)
REPURCHASE OF SHARES REDUCED OF RETAINED EARNINGS	(606,632)
BALANCE AVAILABLE TO REPURCHASE OF SHARES	Ps. 7,352,143

R01: NOTE 5 - MEMBERSHIP INCOME

THE EARNED INCOME IS PRESENTED UNDER A SPECIFIC HEADING AFTER NET SALES IN THE STATEMENTS OF INCOME. THE CURRENT EMISNET PAGE STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT IS PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX SALES DISTRIBUTION BY PRODUCT.

D09: NOTE 6 - DATA PER SHARE.

THE AMOUNT OF LAST YEAR CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

P02: NOTE 7 - RATIOS CONSOLIDATED

SINCE THE EMISNET PAGE CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
YIELD				
p02:	NET INCOME TO STOCK HOLDERS EQUITY	(**)	22.62%	22.59%
p03:	NET INCOME TO TOTAL ASSETS	(**)	14.25%	14.12%
ACTIVITY				
p06:	NET SALES TO TOTAL ASSETS	(**)	2.29 TIMES	2.27 TIMES
p07:	NET SALES TO FIXED ASSETS	(**)	3.31 TIMES	3.41 TIMES
LEVERAGE				
p16:	NET SALES TO TOTAL LIABILITIES	(**)	6.20 TIMES	6.05 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS.

E02: NOTE 8 - ITEMS NOT REQUIRING CASH.

IN THIS CONCEPT IS PRESENTED THE MONETARY ITEMS´ RESTATEMENT FROM JULY TO DECEMBER 2007.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

NOTE: ALL AMOUNTS AND GROWTH FIGURES INCLUDED IN THIS REPORT ARE IN NOMINAL TERMS.

DURING THE PERIOD APRIL-JUNE 2008, WALMEX TOTAL SALES AMOUNTED TO $57,165 MILLION PESOS, $6,228 MILLION PESOS MORE THAN LAST YEAR, THUS REPRESENTING A 12.2% INCREASE. COMP STORES SALES GREW 5.9% COMPARED TO SAME PERIOD LAST YEAR.

SALES WERE DRIVEN BY AN INCREASING NUMBER OF CUSTOMERS BUYING AT OUR STORES, 12.2% GROWTH VS. LAST YEAR SECOND QUARTER.

GROSS MARGIN WAS 21.4%, 10 BASIS POINTS HIGHER THAN IN 2007. THIS WAS DRIVEN BY IMPROVEMENTS IN INVENTORY MANAGEMENT, EFFICIENCIES IN DISTRIBUTION AND SHRINKAGE REDUCTIONS.

GENERAL EXPENSES REPRESENTED 14.0% OF TOTAL REVENUE, 50 BASIS POINTS HIGHER THAN IN 2007. MAIN REASONS WERE: A GREATER NUMBER OF OPENINGS THIS YEAR; OPERATING EXPENSES FROM BANCO WAL-MART; THE INCREASE IN EXPENSES OF ENERGY PLANTS; A LEANER BASE IN EXPENSES AS LAST YEAR WE STARTED THE COST REDUCTION CAMPAIGN; AND HIGHER INVESTMENT IN ADVERTISING.

OPERATING INCOME INCREASED 6% THUS REPRESENTING 7.4% OF TOTAL REVENUES.

EBITDA INCREASED 8% VS. LAST YEAR, REPRESENTING 9.2% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME FOR THE QUARTER AMOUNTED TO $3,229 MILLION PESOS, 5.6% OF TOTAL REVENUES, AND AN INCREASE OF 9% OVER LAST YEAR.

AS PART OF OUR EXPANSION PROGRAM FOR THE YEAR, DURING THE SECOND QUARTER WE OPENED 35 UNITS: 7 BODEGA AURRERA, 9 MI BODEGA AURRERA, 5 BODEGA AURRERA EXPRESS, 4 WAL-MART SUPERCENTERS, 2 SAM'S CLUBS, 4 SUBURBIA STORES AND 4 RESTAURANTS, FOR A TOTAL OF 1,068 UNITS IN OPERATION. WE ADDED 17 NEW CITIES, FOR A TOTAL OF 189 CITIES WITH WALMEX PRESENCE NATIONWIDE.

AS OF JUNE 30, 2008, THE COMPANY'S CASH POSITION AMOUNTED TO $8,381 MILLION PESOS, $1,546 MILLION PESOS LESS THAN LAST YEAR. DURING THE FIRST HALF OF THE YEAR WE INVESTED $9,007 MILLION PESOS, INCLUDING $4,450 MILLION PESOS IN FIXED ASSETS, $1,349 MILLION PESOS IN THE REPURCHASE OF 33.3 MILLION SHARES, AND PAID A DIVIDEND OF $3,208 MILLION PESOS.

MEXICO CITY, JULY 9, 2008

EDUARDO SOLORZANO
PRESIDENT & CEO

NOTE 1 - NEW MEXICAN FINANCIAL REPORTING STANDARDS

DURING 2007, THE MEXICAN FINANCIAL REPORTING STANDARDS RESEARCH AND DEVELOPMENT BOARD (CINIF) PUBLISHED FIVE NEW FINANCIAL REPORTING STANDARDS (MEX FRS) WHICH ARE IN FORCE AS OF JANUARY 1ST, 2008.

MEX FRS B-10 EFFECTS OF INFLATION PROVIDES THE PARAMETERS FOR RECOGNIZING THE EFFECTS OF INFLATION IN TERMS OF ACCRUED INFLATION FOR THE LAST THREE YEARS.

ACCORDING TO ECONOMIC FORECAST FOR THE CURRENT YEAR, ACCRUED INFLATION FOR 2006-2008 WILL NOT EXCEED 26%, AND THEREFORE THE ECONOMIC OUTLOOK IS CONSIDERED NON-INFLATIONARY; AS A RESULT, FINANCIAL INFORMATION FOR 2008 WILL BE PRESENTED IN NOMINAL PESOS.

DURING MARCH 2008, CINIF ISSUED AN INTERPRETATION OF MEX FRS B-10, WHICH SPECIFIED THAT FOR COMPARISON PURPOSES, INTERMEDIATE AND ANNUAL FINANCIAL INFORMATION FOR 2007 MUST BE RESTATED IN MEXICAN PESOS WITH PURCHASING POWER AT DECEMBER 31, 2007. SUCH INTERPRETATION IMPLIES THE NEED TO CONTINUE PARTIALLY RESTATING FOR THE PREVIOUS YEAR.

IN ORDER TO PROVIDE USERS DATA THEY CAN USE TO THE ASSESS THE OPERATING PERFORMANCE OF THE COMPANY, WHICH STEMS FROM THE FINANCIAL INFORMATION, THE FOLLOWING IS A SUMMARY OF FINANCIAL INFORMATION AT NOMINAL PESOS.

CONSOLIDATED STATEMENT OF INCOME

	SIX-MONTH PERIOD ENDED JUNE 30,		
	2008	2007	% OF GROWTH
NET SALES	Ps.114,122,911	Ps. 100,721,450	13
OTHER INCOME	428,228	383,569	12
TOTAL REVENUES	114,551,139	101,105,019	13
GROSS PROFIT	24,327,694	21,485,656	13
GENERAL EXPENSES	(15,721,549)	(13,747,592)	14
OPERATING INCOME	8,606,145	7,738,064	11
OTHER EXPENSES - NET	(5,947)	(63,488)	(91)
COMPREHENSIVE FINANCING RESULT	405,371	532,955	(24)
INCOME BEFORE INCOME TAX	9,005,569	8,207,531	10
INCOME TAX	(2,521,557)	(2,298,109)	10
NET INCOME	PS. 6,484,012	PS. 5,909,422	10

FILE N° 82-4609

CONSOLIDATED BALANCES SHEETS

	JUNE 30, 2008	JUNE 30, 2007
ASSETS		
CASH	Ps. 8,380,768	Ps. 9,926,942
INVENTORIES	16,789,120	16,525,878
OTHER CURRENT ASSETS	3,648,636	3,093,175
PROPERTY AND EQUIPMENT - NET	74,033,799	64,741,945
TOTAL ASSETS	Ps. 102,852,323	Ps. 94,287,940
LIABILITIES AND SHAREHOLDERS' EQUITY		
SUPPLIERS	Ps. 20,776,321	Ps. 20,944,068
OTHER LIABILITIES	14,575,876	14,005,013
TOTAL LIABILITIES	35,352,197	34,949,081
SHAREHOLDERS' EQUITY	67,500,126	59,338,859
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	Ps. 102,852,323	Ps. 94,287,940

THE NEW MEX FRS B-2 CASH FLOW STATEMENT OVERRIDES THE STATEMENT OF CHANGES IN FINANCIAL POSITION AND ESTABLISHES THE FILING OF CASH FLOW STATEMENTS AS A BASIC FINANCIAL STATEMENT. FOR COMPARISON PURPOSES, THE STATEMENT OF CHANGES IN THE FINANCIAL POSITION AT JUNE 30, 2007. WAS ADAPTED TO THE STRUCTURE OF THE NEW FINANCIAL STATEMENT.

THE MEX FRS B-15 FOREIGN CURRENCY TRANSLATION, MEX FRS D-3 EMPLOYEE BENEFITS AND MEX FRS D-4 INCOME TAXES, THERE NO HAVE MATERIAL EFFECT IN WAL-MART DE MEXICO S.A.B. DE C.V. AND SUBSIDIARIES (WALMEX OR THE COMPANY) FINANCIAL INFORMATION.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

THE SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES OBSERVED BY THE COMPANY IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS, IN CONFORMITY WITH MEX FRS ARE DESCRIBED BELOW. MEX FRS ARE UNDERSTOOD TO ENCOMPASS THE NEW STANDARDS ISSUED CINIF AND THE BULLETINS ISSUED BY THE ACCOUNTING PRINCIPLES BOARD OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS THAT HAVE NOT BEEN MODIFIED, REPLACED OR ABOLISHED BY MEX FRS AND THAT WERE TRANSFERRED TO THE CINIF. AS SUCH, ANY OF THE DOCUMENTS COMPRISING MEX FRS WILL HEREINAFTER BE REFERRED TO BY THEIR ORIGINAL NAME OR RATHER, EITHER AS "MEX FRS" OR AS "ACCOUNTING BULLETIN", AS THE CASE MAY BE.

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WALMEX AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

B. BASED ON MEX FRS B-10 EFFECTS OF INFLATION, THE COMPANY PRESENTS ITS FINANCIAL INFORMATION IN THOUSAND OF NOMINAL PESOS, IN ACCORDANCE WITH A NON-INFLATIONARY ENVIRONMENT, AND BECAUSE ACCRUED INFLATION IN THE LAST 3 YEARS WAS OF 13.10%. THE FINANCIAL INFORMATION OF THE PREVIOUS YEAR IS PRESENTED IN THOUSAND OF CONSTANT PESOS AT DECEMBER 2007, APPLYING 3.16% FOR INFLATION. THE BALANCE OF RESULT FROM HOLDIHG NOM-MONETARY ASSETS AT DECEMBER 31, 2007 IS RECLASSIFIED TO RETAINED EARNINGS.

C. IN ORDER TO PROVIDE A BETTER UNDERSTANDING OF THE COMPANY'S BUSINESS PERFORMANCE, THE CONSOLIDATED STATEMENTS OF INCOME WERE PREPARED ON A FUNCTIONAL BASIS, WHICH ALLOWS FOR THE DISCLOSURE OF THE COST OF SALES SEPARATELY FROM OTHER COSTS AND EXPENSES AND OF OPERATING INCOME AS WELL, AS ESTABLISHED UNDER MEX FRS B-3, STATEMENTS OF INCOME.

D. THE BANK'S FINANCIAL STATEMENTS, WHICH ARE INCLUDED IN THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS, WERE PREPARED BASED BOTH ON THE ACCOUNTING CRITERIA ESTABLISHED BY MEXICAN NATIONAL BANK ON SECURITIES COMMISSION (CNBV), AS ISSUED AS PART OF THE GENERAL PROVISIONS FOR CREDIT INSTITUTIONS, AND ON THE MEX FRS ISSUED BY THE CINIF. AT DATE, THERE ARE NO DIFFERENCES BETWEEN THESE TWO SETS OF STANDARDS.

E. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH THE MEX FRS REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

F. CASH AND CASH EQUIVALENTS CONSIST BASICALLY OF BANK DEPOSITS AND HIGHLY LIQUID INVESTMENTS. THESE INVESTMENTS ARE STATED AT COST PLUS ACCRUED INTEREST, SIMILAR TO MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

G. THE BALANCE IN THE BANK'S RECEIVABLES PORTFOLIO IS REPRESENTED BY AMOUNTS ACTUALLY GIVEN TO BORROWERS, PLUS UNCOLLECTED EARNED INTEREST. THE PREVENTIVE ALLOWANCE FOR CREDIT RISKS IS PRESENTED NET OF THE PORTFOLIO BALANCES.

H. WALMEX RECOGNIZES BAD DEBT RESERVES AT THE TIME THE LEGAL COLLECTION PROCESS BEGINS IN CONFORMITY WITH ITS INTERNAL PROCEDURES.

I. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE TO THEM.

J. PROPERTY AND EQUIPMENT IS RECORDED WITH ITS ACQUISITION COST.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT ANNUAL RATES RANGING FROM 3% TO 33%.

FILE Nº 82-4609

K. THE COMPANY CLASSIFIES ITS OPERATING AND CAPITAL LEASES FOR THE RENTAL OF PROPERTY FOLLOWING THE GUIDELINES ESTABLISHED IN ACCOUNTING BULLETIN D-5.

L. IN CONFORMITY WITH ACCOUNTING BULLETIN C-15, THE COMPANY DETERMINES IMPAIRMENT IN THE VALUE OF ITS LONG-LIVED ASSETS USING THE PRESENT VALUE METHOD, CONSIDERING EACH OF THE COMPANY'S STORES OR RESTAURANTS AS A MINIMUM CASH GENERATING UNIT TO DETERMINE THE VALUE IN USE OF ITS LONG-LIVED ASSETS.

M. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS AT THE PREVAILING EXCHANGE RATE AS OF THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME IN CONFORMITY WITH ACCOUNTING MEX FRS B-15, FOREIGN EXCHANGE CONVERSION.

N. LIABILITIES FOR TRADITIONAL DEPOSITS OF THE BANK ARE COMPRISED OF DEMAND DEPOSITS IN DEBIT CARD ACCOUNTS. THESE LIABILITIES ARE RECORDED AT EITHER DEPOSIT COST, PLUS ACCRUED INTEREST.

O. LIABILITY PROVISIONS ARE RECOGNIZED WHENEVER THE COMPANY HAS CURRENT OBLIGATIONS DERIVED FROM PAST EVENTS THAT CAN BE REASONABLY ESTIMATED AND THAT WILL MOST LIKELY GIVE RISE TO A FUTURE CASH DISBURSEMENT FOR THEIR SETTLEMENT.

P. DEFERRED INCOME TAX IS DETERMINED USING THE ASSET AND LIABILITY METHOD. UNDER THIS METHOD, DEFERRED INCOME TAX IS RECOGNIZED ON ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE THAT WILL BE IN EFFECT AT THE TIME THE TEMPORARY DIFFERENCES GIVING RISE TO DEFERRED TAX ASSETS AND LIABILITIES ARE EXPECTED TO BE RECOVERED OR SETTLED, IN CONFORMITY WITH ACCOUNTING MEX FRS D-4 INCOME TAXES.

Q. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES UNDER THE MEXICAN LABOR LAW AND TERMINATION PAYMENTS MADE AT THE END OF EMPLOYMENT, EXCEPT WHEN RESULTING FROM CORPORATE RESTRUCTURING, ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON ACTUARIAL COMPUTATIONS MADE BY AN INDEPENDENT EXPERT, USING THE PROJECTED UNIT-CREDIT METHOD, IN CONFORMITY WITH ACCOUNTING MEX FRS D-3 EMPLOYEE BENEFITS.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH, IN TERMS OF THE MEXICAN LABOR LAW, ARE EXPENSED AS INCURRED.

EMPLOYEE PROFIT SHARING IS RECOGNIZED TO RESULTS IN THE "OTHER INCOME AND (EXPENSES)- NET" LINE ITEM AND REPRESENTS DEMANDED LIABILITY IN A TERM OF LESS THAN A YEAR, IN ACCORDANCE WITH MEX FRS D-3.

R. IN CONFORMITY WITH THE MEXICAN CORPORATIONS ACT, THE COMPANY IS REQUIRED TO APPROPRIATE AT LEAST 5% OF THE NET INCOME OF EACH YEAR TO INCREASE THE LEGAL RESERVE. THIS PRACTICE MUST BE CONTINUED UNTIL THE LEGAL RESERVE REACHES 20% OF CAPITAL STOCK.

S. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY CNBV.

T. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE COST OF THE SHARES, RESTATED BASED ON THE NCPI UNTIL DECEMBER 31, 2007, AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

U. COMPREHENSIVE INCOME AT JUNE 30, 2008 IS ONLY INCLUDES NET PROFIT PREVIOUS PERIODS INCLUDED CURRENT YEAR RESTATEMENT.

V. SALES REVENUES ARE RECOGNIZED AT THE TIME CUSTOMER TAKES POSSESSION OF THE PRODUCTS, IN CONFORMITY WITH INTERNATIONAL ACCOUNTING STANDARDS NO. 18, ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, APPLIED ON A SUPPLETORY BASIS.

SAM'S CLUB MEMBERSHIP REVENUES ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP, IN CONFORMITY WITH THE REQUIREMENTS OF STAFF ACCOUNTING BULLETIN NO. 104, REVENUE RECOGNITION IN FINANCIAL STATEMENTS, ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, APPLIED ON A SUPPLETORY BASIS. SUCH REVENUES ARE PRESENTED IN THE OTHER INCOME CAPTION IN THE STATEMENT OF INCOME.

THE BANK'S INTEREST INCOME IS RECOGNIZED IN THE OTHER INCOME CAPTION IN THE STATEMENT OF INCOME.

W. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN ACCOUNTING BULLETIN B-5.

NOTE 3 - ACCOUNTS AND NOTES RECEIVABLE (NET) AND OTHER ACCOUNTS AND NOTES RECEIVABLE (NET):

THE BALANCE OF THESE ACCOUNTS AT JUNE 30, 2008 IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF Ps. 241,719.

OTHER ACCOUNTS AND NOTES RECEIVABLE INCLUDE RECOVERABLE TAXES FOR Ps. 1,997,188.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT (NET):

AS OF ANALYSIS JUNE 30, 2008, AN ANALYSIS OF PROPERTY AND EQUIPMENT IS AS FOLLOWS:

	AMOUNT
LAND	Ps. 22,435,140
BUILDINGS, FACILITIES AND LEASEHOLD IMPROVEMENTS	45,288,033
PROPERTY UNDER CAPITAL LEASE	3,660,075
TOTAL PROPERTY	71,383,248
FIXTURES AND EQUIPMENT:	
OWN	26,125,876
UNDER CAPITAL LEASE	1,055,677
TOTAL FIXTURE AND EQUIPMENT	27,181,553
ACCUMULATED DEPRECIATION	(26,775,583)
CONSTRUCTION IN PROGRESS	2,244,581
PROPERTY AND EQUIPMENT - NET	Ps. 74,033,799

NOTE 5 - STOCK MARKET CREDITS:

NON APPLY

NOTE 6 - CONTINGENT LIABILITY AND COMMITMENTS:

AT JUNE 30, 2008, THERE ARE NOT CONTINGENT LIABILITIES.

AT JUNE 30, 2008, THE COMPANY ENTERED INTO COMMITMENTS FOR THE PURCHASE OF INVENTORY, PROPERTY AND EQUIPMENT AND MAINTENANCE SERVICES FOR PS. 6,923,811.

NOTE 7 - LEASES:

THE COMPANY HAS ENTERED INTO OPERATING LEASES WITH THIRD PARTIES FOR COMPULSORY TERMS RANGING FROM 2 TO 15 YEARS. RENT PAID UNDER CAPITAL LEASES MAY EITHER BE FIXED OR VARIABLE, DETERMINED BASED ON A PERCENTAGE OF SALES.

THE COMPANY HAS ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF REAL ESTATE. SUCH LEASES ARE RECORDED AT THE LESSER OF EITHER THE PRESENT VALUE OF MINIMUM RENTAL PAYMENTS OR THE MARKET VALUE OF THE PROPERTY UNDER LEASE AND ARE AMORTIZED OVER THE USEFUL LIFE OF EACH PROPERTY (UP TO 33 YEARS).

THE COMPANY HAS ALSO ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF RESIDUAL WATER TREATMENT PLANTS USED TO MEET ENVIRONMENTAL PROTECTION STANDARDS. THE TERM OF PAYMENT RANGES FROM 4.5 YEARS TO 7 YEARS.

FUTURE RENTAL PAYMENTS ARE AS FOLLOWS:

TWELVE-MONTH PERIOD	OPERATING LEASE (COMPULSORY TERM)	CAPITAL LEASE (MINIMUM PAYMENTS)
JULY 2008 - JUNE 2009	Ps. 153,974	PS. 230,839
JULY 2009 - JUNE 2010	Ps. 119,425	PS. 205,004
JULY 2010 - JUNE 2011	Ps. 107,562	Ps. 209,616
JULY 2011 - JUNE 2012	Ps. 103,232	Ps. 218,800
JULY 2012 - JUNE 2013	Ps. 101,393	Ps. 205,829
JULY 2013 - AND THEREAFTER	Ps. 393,567	Ps.2,134,938

THE TOTAL AMOUNT OF OPERATING LEASES CHARGED TO RESULTS OF OPERATIONS FOR THE SIX-MONTH ENDED ON PERIOD JUNE 30, 2008 WAS PS. 841,347.

NOTE 8 - INCOME TAX:

THE COMPANY AND ITS SUBSIDIARIES, EXCEPT FOR THE BANK, HAVE BEEN AUTHORIZED BY THE MINISTRY OF FINANCE AND PUBLIC CREDIT TO DETERMINE THEIR TAX RESULTS ON A CONSOLIDATED BASIS.

AN ANALYSIS OF TAXES CHARGED TO RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED ON JUNE 30, 2008 IS AS FOLLOWS:

	AMOUNT
CURRENT YEAR INCOME TAX	Ps. 2,902,095
DEFERRED INCOME TAX	(380,538)
TOTAL	Ps. 2,521,557

AN ANALYSIS OF DEFERRED TAX LIABILITIES (ASSETS) DERIVED FROM TEMPORARY DIFFERENCES IS AS FOLLOWS:

	AMOUNT
PROPERTY AND EQUIPMENT	Ps. 5,659,256
INVENTORIES	783,246
RECOVERABLE ASSET TAX	(53,145)
OTHER ITEMS - NET	(1,125,152)
TOTAL	Ps. 5,264,205

EFFECTIVE TAX RATE IS SIMILAR TO THE 28% RATE MENTIONED IN THE INCOME TAX LAW.

ON OCTOBER 1ST, 2008 THE NEW SINGLE RATE BUSINESS TAX (IETU LAW) WAS PUBLISHED IN THE OFFICIAL GAZETTE. THE NEW LAW CAME INTO FORCE AS OF JANUARY 1ST, 2008 AND ANNULLED THE ASSET TAX LAW.

BASED ON ITS TAX FORECAST, THE COMPANY WILL CONTINUE GENERATING INCOME TAX IN SUBSEQUENT YEARS.

THE COMPANY'S 2008 INCOME TAX INCLUDES THE PARTIAL TAXATION OF THE INVENTORY HELD AT DECEMBER 31, 2004, SINCE THE COMPANY OPTED TO CONSIDER AS TAXABLE SUCH INVENTORIES OVER A NUMBER OF YEARS, SO AS TO DEDUCT COST OF SALES. THE LAST YEAR OF TAXATION OF THE INVENTORIES WILL BE 2012.

AT JUNE 30, 2008, THE BANK HAS TAX LOSSES OF PS. 244,451 WHICH, IN CONFORMITY WITH THE CURRENT MEXICAN INCOME TAX LAW, MAY BE CARRIED FORWARD AGAINST TAXABLE EARNINGS GENERATED THROUGH 2017.

AS A RESULT OF RELATED CHANGES TO MEXICAN TAX LAW, THE COMPANY'S RECOVERABLE ASSET TAX AT JUNE 30, 2008 MAY BE RECOVERED THROUGH 2017.

NOTE 9 - LABOR OBLIGATIONS:

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES TO WHICH WORKERS MAKE NO CONTRIBUTIONS, ALSO RECOGNIZES THE LIABILITY FOR EMPLOYEE TERMINATION PAYMENTS. BOTH THESE OBLIGATION ARE COMPUTED USING THE PROJECTED UNIT CREDIT METHOD.

NOTE 10 - SHAREHOLDERS' EQUITY:

AN ANALYSIS OF NOMINAL VALUE AND RESTATEMENT OF ITEMS THAN INTEGRATE THE SHAREHOLDERS' EQUITY IS AS FOLOWS:

	NOMINAL VALUE	RESTATEMENT	TOTAL
CAPITAL STOCK	PS. 14,542,679	PS. 9,167,312	PS. 23,709,991
SHARES PLAN FUND	PS.(3,382,202)	PS.(294,810)	PS.(3,677,012)
PREMIUM ON SALE OF SHARES	815,945	1,468,406	2,284,351
PREMIUM ON SALE OF SHARES	PS.(2,566,257)	PS. 1,173,596	PS.(1,392,661)
LEGAL RESERVE	PS. 2,648,426	PS. 1,772,622	PS. 4,421,048
RETAINED EARNINGS	37,407,814	(3,130,078)	34,277,736
NET INCOME FOR THE YEAR	6,484,012	-	6,484,012
RETAINED EARNINGS AND CAPITAL RESERVES	PS. 46,540,252	PS.(1,357,456)	PS. 45,182,796

THE RETAINED EARNINGS, IN RESTATEMENT´S COLUMN INCLUDES THE RECLASIFICATION OF THE RESULT FROM HOLDING NOM-MONETARY ASSETS (Ps. 12,515,273).

DURING THE SIX-MONTH PERIOD ENDED ON JUNE 30, 2008, WALMEX REPURCHASED 33,288,400 OF ITS OWN SHARES, OF WHICH 12,963,400 WERE CANCELED AS PER THE RESOLUTION ADOPTED AT THE SHAREHOLDERS' MEETING OF MARCH 12, 2008. AS A RESULT OF THE SHARE REPURCHASES, HISTORICAL CAPITAL STOCK WAS REDUCED BY PS. 53,060. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED AGAINST RETAINED EARNINGS.

THE EMPLOYEE STOCK OPTION PLAN FUND CONSISTS OF 140,280,140 WALMEX SHARES, OF WHICH 131,493,180 SHARES HAVE BEEN PLACED IN A TRUST CREATED FOR SUCH PURPOSE. ALL EMPLOYEE STOCK OPTIONS ARE GRANTED TO EXECUTIVES OF SUBSIDIARY COMPANIES AT A VALUE THAT IS NOT LESS THAN THE MARKET VALUE ON THE DATE OF GRANT.

THE COMPENSATION DERIVED FROM STOCK OPTION OF SHARES IS DETERMINED USING THE BLACK-SCHOLES FINANCIAL VALUATION TECHNIQUE, ACCORDING TO MARKET CONDITIONS AT THE GRANT DATE, IN CONFORMITY WITH THE GUIDELINES OF INTERNATIONAL FINANCIAL REPORTING STANDARDS 2, ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, APPLIED ON A SUPPLEMENTARY BASIS. THE AMOUNT CHARGED TO RESULTS OF OPERATIONS FOR THIS ITEM AGGREGATES PS. 42,621 IN 2008, WHICH REPRESENTS NO FUNDS DISBURSEMENT.

THE AGREEMENTS ADOPTED AND AMOUNTS APPROVED AT GENERAL SHAREHOLDERS' MEETINGS HELD ON MARCH 12, 2008 ARE AS FOLLOWS:

1. APPROVAL OF THE MAXIMUM AMOUNT THE COMPANY WILL USE TO REPURCHASE ITS OWN SHARES OF Ps. 8,000,000.

2. CANCELLATION OF 152,018,400 SERIES "V" SHARES FROM THE REPURCHASE OF SHARES.

3. INCREASE IN THE LEGAL RESERVE OF Ps. 352,135 THROUGH A CHARGE TO RETAINED EARNINGS.

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT Ps. 0.59 PESOS PER SHARE OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON BOTH THE CLOSING MARKET PRICE OF THE COMPANY'S SHARES ON APRIL 2, 2008 AND THE Ps. 0.59 PESOS PER SHARE. SUCH DIVIDEND WAS PAID ON APRIL 18, 2008.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO Ps. 4,991,590; SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM 178,271,066 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

THE SHAREHOLDERS' DEADLINE FOR DECIDING ON WHETHER TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND IN TERMS OF THE RESOLUTION ADOPTED AT THE SHAREHOLDERS´ MEETING HELD ON MARCH 12, 2008 EXPIRED ON APRIL 15, 2008. THE COMPANY DELIVERED 37,228,737 NEW SERIES "V" SHARES REPRESENTING AN INCREASE OF PS. 1,693,908, AND CANCELED 141,042,329 UNSUBSCRIBED SHARES. THIS SITUATION GAVE RISE TO A DECREASE IN CAPITAL STOCK OF Ps. 3,297,682.

BASED ON THE PRECEDING PARAGRAPH AND PER ARTICLE 112 OF THE MEXICAN CORPOATIONS ACT THAT ESTABLISHES THAT ALL O FAN ENTITY'S SHARES MUST HAVE THE SAME THEORETICAL VALUE, THE CAMPANY RECOMPUTED ITS CAPITAL STOCK BY DETERMINING A FIXED AMOUNT OF Ps. 1,844,173.

NOTE 11 - SEGMENT INFORMATION:

THE COMPANY'S SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN ACCOUNTING BULLETIN B-5. THE "OTHERS" SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS, REAL ESTATE TRANSACTIONS WITH THIRD PARTIES AND FINANCIAL SERVICES.

AN ANALYSIS OF SEGMENT INFORMATION FOR THE SIX-MONTH PERIOD ENDED ON JUNE 30, 2008 IS AS FOLLOWS:

SEGMENT	NET SALES	OPERATING INCOME
SELF SERVICE	Ps.107,720,800	Ps. 7,898,771
OTHER	6,830,339	707,374
CONSOLIDATED	Ps.114,551,139	Ps. 8,606,145

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 12 - APPROVAL OF FINANCIAL STATEMENTS:

THE ACCOMPANYING FINANCIAL STATEMENTS AND THESE NOTES FOR THE SIX-MONTH PERIOD ENDED ON JUNE 30, 2008, WERE APPROVED BY THE COMPANY'S BOARD DIRECTORS AT A MEETING HELD ON JULY 9, 2008.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

FILE N° 82-4609

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99
SUBURBIA	DEPARTMENT STORES	274,923	99.99
VIPS	RESTAURANTS	439,022	99.99
CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	512,429	99.99
REAL ESTATE	REAL ESTATE PROJECTS	23,706,432	99.99
BANCO WAL-MART	RENDERING OF FULL-SERVICE BANKING	698,738	99.99

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 02 YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

FILE N° 82-4609

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					0

NOTES

THE COLUMN NUMBER OF SHARES IS EXPRESSED IN THOUSANDS AND CORRESPONDING TO THE SOCIAL PART AND SHARES THAT WAL-MART DE MEXICO, S.A.B. DE C.V. HAS OF THE SUBSIDIARIES; WHICH MAJORITY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

ɴGE CODE: **WALMEX**

: **MEXICO, S.A.B. DE C.V.**

FILE N° 82-4609

QUARTER: **02** YEAR: **2008**

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

tution	With foreing Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)				
					Time Interval						Time Interval				
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year
	NOT APPLIED				0	0	0	0	0	0					
	NOT										0	0	0	0	0
	NOT APPLIED				0	0	0	0	0	0					
	NOT										0	0	0	0	0
	NOT APPLIED				0	0	0	0	0	0					
	NOT										0	0	0	0	0
	NOT APPLIED				0	0	0	0	0	0					
	NOT										0	0	0	0	0
					0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

ΝGE CODE: **WALMEX**

: **MEXICO, S.A.B. DE C.V.**

QUARTER: 02 YEAR: 200

FILE N°
82-4609

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATE

Final Printin

ıtitution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)				
					Time Interval						Time Interval				
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year
KET															
(CHANGE															
	NOT APPLIED				0	0	0	0	0	0					
	NOT										0	0	0	0	0
	NOT APPLIED				0	0	0	0	0	0					
	NOT										0	0	0	0	0
:MENTS															
	NOT APPLIED				0	0	0	0	0	0					
	NOT										0	0	0	0	0
	NOT APPLIED				0	0	0	0	0	0					
	NOT										0	0	0	0	0
ARKET					0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

ɴGE CODE: **WALMEX** QUARTER: 02 YEAR: 200

: MEXICO, S.A.B. DE C.V.

FILE N°
82-4609

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATEI

Final Printing

ıtitution	With foreing institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)				
					Time Interval						Time Interval				
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year
IS															
	NOT APPLIED				0	18,921,677	0	0	0	0					
	NOT APPLIED				0	701,729	0	0	0	0					
	NOT APPLIED				0	145,360	0	0	0	0					
	NOT										0	954,950	0	0	0
	NOT										0	50,843	0	0	0
	NOT										0	1,762	0	0	0
IERS					0	19,768,766	0	0	0	0	0	1,007,555	0	0	0
COST (S103 Y															
OST	NOT APPLIED				0	230,839	205,004	209,616	218,800	2,340,767					
	NOT										0	0	0	0	0
					0	230,839	205,004	209,616	218,800	2,340,767	0	0	0	0	0
IABILITIES T (S26)															
W/O	NOT APPLIED				0	5,272,195									
W/O											0	293,283			
					0	5,272,195	0	0	0	0	0	293,283	0	0	0
RAL					0	25,271,800	206,004	209,616	218,800	2,340,767	0	1,300,838	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

FILE N° 82-4609

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**40,738**	**419,998**	**0**	**0**	**419,998**
LIABILITIES POSITION	**126,176**	**1,300,838**	**0**	**0**	**1,300,838**
SHORT-TERM LIABILITIES POSITION	126,176	1,300,838	0	0	1,300,838
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**-85,438**	**-880,840**	**0**	**0**	**-880,840**

(1) AT OBSERVATIONS MUST BE SPECIFIED THE CURRENCY AND EXCHANGE RATE

NOTES

PS. 10.3097 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

FILE N° 82-4609

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0

FILE N° 82-4609

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

NON APPLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

FILE N° 82-4609

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
SELF-SERVICE DISCOUNT STORES	GENERAL MERCHANDISE SALE,	1,206,681	100.00
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE	641,812	100.00
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE,	1,161,243	100.00
SUPERMARKETS	GROCERIES SALES AND FRESH	105,088	100.00
APPAREL STORES	APPAREL AND ACCESORY SALE	334,524	100.00
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN	82,128	100.00
BANCO WAL-MART	RENDERING OF FULL-SERVICE BANKING	1,569	100.00

NOTES

THE INSTALLED CAPACITY OF THE REGARDING RESTAURANTS IS EXPRESED IN NUMBER OF SEATS.

FILE Nº 82-4609

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
NON APPLY				0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

FILE N° 82-4609

NET SALES/TOTAL SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
NET SALES	0	114,122,911	0.00		
OTHER INCOME	0	428,228	0.00		
FOREIGN SALES					
NON APPLY	0	0	0.00		
TOTAL		114,551,139			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX**

QUARTER: **02** YEAR: **2008**

WAL - MART DE MEXICO, S.A.B. DE C.V.

FILE N° 82-4609

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
NON APPLY	0	0			
FOREIGN SUBSIDIARIES					
NON APPLY	0	0			
TOTAL		0			

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

OUR EXPANSION PROGRAM FOR THE FOLOWING SIX MONTHS INCLUDES THE OPENING OF 103 UNITS, HAVING 23.2% PROGRESS THUS FAR. AS OF JUNE 30, 2008, Ps. 2,415,170 HAVE USED FOR THESE UNITS.

FOREIGN CURRENCY BALANCES ARE TAKEN AT Ps. 10.3097 PESOS PER DOLLAR, AS SHOWN BELLOW:

	THOUSAND OF DOLLAR	THOUSAND OF PESOS
CURRENT ASSETS	US$ 40,738	Ps. 419,998
SUPPLIERS	US$ 97,729	Ps.1,007,555
OTHER CURRENT LIABILITIES	US$ 28,447	Ps. 293,283

DURING JANUARY - JUNE 2008, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO Ps. 38,115 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX**

WAL - MART DE MEXICO, S.A.B. DE C.V.

QUARTER: **02** YEAR: **2008**

ANALYSIS OF PAID CAPITAL STOCK

FILE N° 82-4609

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
V	0.00000	47	1,075,006,074	7,402,219,449	0	8,477,225,523	1,844,173	12,698,506
TOTAL			1,075,006,074	7,402,219,449	0	8,477,225,523	1,844,173	12,698,506

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 8,477,225,523

NOTES

AS JUNE 30, 2008, SERIES "V" SHARES PRICE MARKET WAS Ps. 40.88

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 03, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	14,325,000	8,483,225,523
03/06/2008	03397	BUY	250,000	45.797736	11,449,434	ACCIV	STOCK		14,575,000	8,482,975,523
								As of current report	14,575,000	8,482,975,523

Shareholders' equity amount	0
Capital stock amount	11,449,434

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,606,917,446	7,595,468,012

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 04, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	14,575,000	8,482,975,523
04/06/2008	03398	BUY	250,000	45.525108	11,381,277	ACCIV	STOCK		14,825,000	8,482,725,523
								As of current report	14,825,000	8,482,725,523

Shareholders' equity amount	0
Capital stock amount	11,381,277

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,595,468,012	7,584,086,735

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 06, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	14,825,000	8,482,725,523
06/06/2008	03399	BUY	500,000	45.057210	22,528,605	ACCIV	STOCK		15,325,000	8,482,225,523
								As of current report	15,325,000	8,482,225,523

Shareholders' equity amount	0
Capital stock amount	22,528,605

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,584,086,735	7,561,558,130

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 10, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	15,325,000	8,482,225,523
10/06/2008	03400	BUY	500,000	43.506668	21,753,334	ACCIV	STOCK		15,825,000	8,481,725,523
								As of current report	15,825,000	8,481,725,523

Shareholders' equity amount	0
Capital stock amount	21,753,334

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,561,558,130	7,539,804,796

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 11, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	15,825,000	8,481,725,523
11/06/2008	03401	BUY	500,000	43.371712	21,685,856	ACCIV	STOCK		16,325,000	8,481,225,523
								As of current report	16,325,000	8,481,225,523

Shareholders' equity amount	0
Capital stock amount	21,685,856

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,539,804,796	7,518,118,940

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUNE 12, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	16,325,000	8,481,225,523
12/06/2008	03402	BUY	500,000	43.363842	21,681,921	ACCIV	STOCK		16,825,000	8,480,725,523
								As of current report	16,825,000	8,480,725,523

Shareholders' equity amount	0
Capital stock amount	21,681,921

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,518,118,940	7,496,437,019

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 13, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	16,825,000	8,480,725,523
13/06/2008	03403	BUY	500,000	42.675800	21,337,900	ACCIV	STOCK		17,325,000	8,480,225,523
								As of current report	17,325,000	8,480,225,523

Shareholders' equity amount	0
Capital stock amount	21,337,900

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,496,437,019	7,475,099,119

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 17, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	17,325,000	8,480,225,523
17/06/2008	03404	BUY	250,000	41.419792	10,354,948	ACCIV	STOCK		17,575,000	8,479,975,523
								As of current report	17,575,000	8,479,975,523

Shareholders' equity amount	0
Capital stock amount	10,354,948

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,475,099,119	7,464,744,171

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **JUNE 18, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	17,575,000	8,479,975,523
18/06/2008	03405	BUY	500,000	41.556018	20,778,009	ACCIV	STOCK		18,075,000	8,479,475,523
								As of current report	18,075,000	8,479,475,523

Shareholders' equity amount	0
Capital stock amount	20,778,009

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,464,744,171	7,443,966,162

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 19, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	18,075,000	8,479,475,523
19/06/2008	03406	BUY	250,000	41.467740	10,366,935	ACCIV	STOCK		18,325,000	8,479,225,523
								As of current report	18,325,000	8,479,225,523

Shareholders' equity amount	0
Capital stock amount	10,366,935

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,443,966,162	7,433,599,227

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 20, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	18,325,000	8,479,225,523
20/06/2008	03407	BUY	500,000	41.119366	20,559,683	ACCIV	STOCK		18,825,000	8,478,725,523
								As of current report	18,825,000	8,478,725,523

Shareholders' equity amount	0
Capital stock amount	20,559,683

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,433,599,227	7,413,039,544

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 24, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	18,825,000	8,478,725,523
24/06/2008	03408	BUY	500,000	40.837412	20,418,706	ACCIV	STOCK		19,325,000	8,478,225,523
								As of current report	19,325,000	8,478,225,523

Shareholders' equity amount	0
Capital stock amount	20,418,706

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,413,039,544	7,392,620,838

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 25, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	19,325,000	8,478,225,523
25/06/2008	03409	BUY	250,000	40.909872	10,227,468	ACCIV	STOCK		19,575,000	8,477,975,523
								As of current report	19,575,000	8,477,975,523

Shareholders' equity amount	0
Capital stock amount	10,227,468

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,392,620,838	7,382,393,370

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 26, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	19,575,000	8,477,975,523
26/06/2008	03410	BUY	500,000	40.089208	20,044,604	ACCIV	STOCK		20,075,000	8,477,475,523
								As of current report	20,075,000	8,477,475,523

Shareholders' equity amount	0
Capital stock amount	20,044,604

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,382,393,370	7,362,348,766

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: JUNE 27, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	20,075,000	8,477,475,523
27/06/2008	03411	BUY	250,000	40.822452	10,205,613	ACCIV	STOCK		20,325,000	8,477,225,523
								As of current report	20,325,000	8,477,225,523

Shareholders' equity amount	0
Capital stock amount	10,205,613

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,362,348,766	7,352,143,153

Issuer's Comments

WAL-MART DE MEXICO, S.A.B. DE C.V.

BLVD. MANUEL AVILA CAMACHO # 647, COLONIA PERIODISTAS
DELEGACION MIGUEL HIDALGO, C.P. 11220 MEXICO, D.F.
TEL. (52) 55 5283-0100
www.walmartmexico.com.mx

WAL★MART
México

REPRESENTATIVE SHARES OF CAPITAL STOCK FOR WAL-MART DE MEXICO, S.A.B. DE C.V., ARE:

- COMMON
- REGISTERED
- NO-PAR VALUE

TICKER SYMBOL:
WALMEX

SAID SHARES ARE REGISTERED WITH THE NATIONAL REGISTRY FOR SECURITIES AND ARE TRADED IN THE MEXICAN STOCK EXCHANGE.

REGISTRATION WITH THE NATIONAL REGISTRY FOR SECURITIES DOES NOT IMPLY CERTIFICATION REGARDING THE SOUNDNESS OF THE SECURITY OR THE FINANCIAL STANDING OF THE ISSUER, OR ACCURACY OR VERACITY OF THE INFORMATION CONTAINED IN THE PROSPECT, NOR DOES IT CONFIRM ANY ACTIONS THAT MAY, OR MAY NOT, HAVE BEEN CONDUCTED IN VIOLATION OF THE LAW.

ANNUAL REPORT PRESENTED IN KEEPING WITH GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER MARKET PLAYERS: YEAR ENDING DECEMBER 31, 2007.

Walmex

COTIZA EN BOLSA MEXICANA DE VALORES
WALMEX

FILE N°
82-4609

TABLE OF CONTENTS

FILE N°
82-4609

FILE N°
82-4609

1) GENERAL INFORMATION

A) GLOSSARY OF TERMS AND DEFINITIONS

ADRs	American Depositary Receipt
ANTAD	National Retailers Association
ASDA	Wal-Mart Stores, Inc. self-service chain in the United Kingdom
MSE	Mexican Stock Exchange
Distribution center	Location for the receipt of goods from suppliers and store distribution
Devaluation	Mexican Peso devaluation against US dollar
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
NCPI	National Consumer Price Index
GDP	Gross Domestic Product
Sales floor	Appointed area for merchandise retail
SEC	Securities and Exchange Commission
SEDI	Electronic system to send and convey information to the Mexican Stock Exchange.
SKUs	Stock Keeping Units
ISSSTE Stores	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Social Security and Services Institute for Government Employees)
UNAM Stores	Universidad Nacional Autonoma de Mexico (National Autonomous University of Mexico)
Total Revenue	Net sales plus other income
Net sales	Goods sold in our stores
MACS	Banco Wal-Mart de Mexico Adelante´s Customer and Member Service Modules
WALMEX	Stock symbol for Wal-Mart de Mexico, S.A.B. de C.V.
Center	Consisting of the following states: Aguascalientes, Colima, Hidalgo, State of Mexico, Guanajuato, Jalisco, Michoacan, Morelos, Puebla, Queretaro, San Luis Potosi and Tlaxcala
Metropolitan Area	Consisting of the following: Mexico City Federal District and the Metropolitan Area
Northeast	Consisting of the following states: Nuevo Leon and Tamaulipas
Northwest	Consisting of the following states: Baja California.Norte, Baja California Sur, Nayarit, Sinaloa and Sonora
North	Consisting of the following states: Coahuila, Chihuahua, Durango and Zacatecas
Southeast	Consisting of the following states: Campeche, Quintana Roo, Tabasco, Veracruz and Yucatan
Southwest	Consisting of the following states: Guerrero, Chiapas and Oaxaca

FILE N°
82-4609

B) EXECUTIVE SUMMARY

Wal-Mart de Mexico is one of the most important retail chains in our country. It operates 1,027 units, including self-service stores, warehouse membership clubs, apparel stores, and restaurants as well as 16 bank modules to serve customers and members, all of which are located in 172 cities throughout the 32 states of Mexico.

During 2007, Wal-Mart de Mexico achieved once again, its best results.

FINANCIAL DATA	*MILLION OF DOLLARS*[1]		*GROWTH*
	2007	*2006*	*(%)*
RESULTS			
NET SALES	$ 20,550	$ 18,856	9.0
OTHER INCOME	73	69	6.4
TOTAL REVENUES	20,623	18,925	9.0
Gross profit	4,465	4,085	9.3
General expenses	2,753	2,552	7.9
Operating income	1,712	1,533	11.6
EBITDA	2,053	1,847	11.2
Income before taxes	1,825	1,662	9.8
Income Tax	521	480	8.5
Net income	**$ 1,304**	**$ 1,182**	**10.4**
FINANCIAL POSITION			
Cash	$ 824	$ 1,425	-42.2
Inventories	1,914	1,717	11.5
Other assets	491	416	18.1
Fixed assets	6,556	5,845	12.2
Total assets	**$ 9,785**	**$ 9,403**	**4.1**
Suppliers	$ 2,327	$ 2,460	-5.4
Other liabilities	1,391	1,284	8.4
Shareholders' equity	6,067	5,659	7.2
Total liabilities and shareholders' equity	**$ 9,785**	**$ 9,403**	**4.1**

The sales generated throughout this year totaled $20.5 billion dollars, once again establishing a new record for our Company. We recorded 9.0% sales growth for total units in real terms –once discounting inflation for the period– and 1.8% for comp units, that is, stores that have been opened for more than a year.

We also established a new record high in customer count: 957 million customers, over nine times Mexico's population. Our customers were cautious in their spending throughout the year, as average ticket decreased 3.4% in real terms. Customer count, however, increased 12.4% vs. last year. This clearly indicates the confidence shown by customers with regards to our efforts to provide them with *Every Day Low Prices.*

The Mexican economic environment has not modified the growth plan we established at the beginning of 2007. The opposite occurred as we established a new record in capital investment by allocating $1.0 billion dollars to increase our installed capacity and remodel current infrastructure. We opened 136 new units, which represents the highest number of openings ever in a single fiscal year.

[1]*Note: All data contained in this report is given in constant dollar with purchasing power as of December 31, 2007.*

All our business formats grew, each one meeting the unique needs of their specific target markets. We opened 57 Bodega Aurrera units, 16 Wal-Mart Supercenters, 6 Sam's Clubs, 4 Superamas, 15 Suburbia stores, and 38 Vips and El Porton Restaurants, thereby increasing our installed capacity by 12.8% in self-service sales floor, and 10.9% in restaurant seating.

Hence, we ended the year with 1,027 units and have at least one unit in each of our 32 states. Thanks to this expansion, we are taking our value proposition to 32 new cities and our presence now includes 172 cities nationwide.

Wal-Mart Stores, Inc., through one of its subsidiaries (Intersalt S. de R.L. de C.V.), is the majority shareholder of Wal-Mart de Mexico and as of December 31, 2007, its equity interest represented 68.4% of the capital stock.

I) WALMEX IN THE STOCK MARKET

Wal-Mart de Mexico (**WALMEX**) is listed in the Mexican Stock Exchange since 1977. It is one of the most important companies in the Mexican Stock Exchange index and in capitalization value. Its market value as of December 31, 2007 was Ps. $ 319,358 million, represented by 8,473 million shares.

***TOP TEN COMPANIES IN THE MSE*[2]**

			MILLION PESOS		
		STOCK SYMBOL	CAPITALIZATION VALUE	TOTAL REVENUES 2007	EMPLOYEES
1.	America Movil	AMX	Ps 1,168,308	Ps 311,580	50,541
2.	Telefonos de Mexico	TELMEX	390,819	130,768	56,624
3.	**Wal-Mart de Mexico**	**WALMEX**	**319,358**	**224,976**	**157,432**
4.	CEMEX	CEMEX	221,698	236,669	66,612
5.	Carso Global Telecom	TELECOM	178,216	196,375	82,890
6.	Grupo Mexico	GMEXICO	177,142	79,490	19,061
7.	Grupo Modelo	GMODELO	167,466	72,895	38,402
8.	Grupo Televisa	TLEVISA	155,486	41,562	17,810
9.	FEMSA	FEMSA	142,552	147,556	105,020
10.	Banco Santander	SANMEX	126,075	57,377	12,953

C) RISK FACTORS

Wal-Mart de Mexico is exposed to factors that affect the purchasing power and/or consumer habits of the population. These factors can be economic, political or social, and among the most important are the following:

- **Employment and wages.** An improvement in employment rates and the recovery noted in real wages during recent years have helped to increase sales for the company. If economic activity rates were to drop, these variables, especially that of employment, would be affected, thereby impacting sales figures.
- **Interest rates, exchange rates and inflation.** Historically Wal-Mart de Mexico has generated surplus cash, enabling it to create financial income. A drop in interest rates could cause a reduction in said income, thus affecting the growth in earnings. Nevertheless, the Company feels that a drop in interest rates has a positive effect in the medium and long terms because it serves to improve the purchasing power of the population. On the other hand, chaotic fluctuation in exchange rates could have an impact on inflation forecasts and reduce consumer purchasing power, which in turn would have an adverse effect on Company sales figures. It should be noted

[2] *Source: Mexican Stock Exchange (MSE). Figures as of December 31, 2007.*

FILE N°
82-4609

that the Company has no liabilities with cost, in either domestic or foreign currency, except those represented by the capitalization of property leasing to third parties, pursuant to Financial Information standards.

- **Competition.** The Retail sector became extremely competitive during the last few years, forcing the participants to search for new ways to differentiate from each other.

  We have the conviction at Wal-Mart de Mexico to not only focus on volume as our competitive advantage, but on a long-term strategy focused in our clients along with a significant and relevant value offer. This strategy, supported by investments in technology and distribution centers, allows us to deliver Every Day Low Prices to our customers.

D) OTHER SECURITIES

Wal-Mart de Mexico with its sponsored level 1 ADR program that has Bank of New York as depositary bank is one of the three first international issuers to trade in "International OTCQX Market Tier" (www.otcqx.com).

The "International OTCQX Market Tier" recognizes the companies that have ADRs trading in the Over the Counter market in the U.S., who distinguished themselves by providing credible information to investors, and meet the financial qualifications of the NYSE listing standards. Among the main benefits is the electronic quotation and trading system, and an online financial information system.

Wal-Mart de Mexico has complied, during the last seven fiscal periods, in form and time with the requirements of Mexican and foreign legislations regarding relevant matters and periodical information such as quarterly and yearly reports on results. The same information is sent to the Mexican Stock Exchange and the Securities and Exchange Commission alike.

E) PUBLIC DOCUMENTS

The following documents are available to the Investor Public at large, through the Mexican Stock Exchange website and Wal-Mart de Mexico's website:

- Annual report – MSE format
- Notification of important events
- Monthly sales report
- Quarterly report on results: Consolidated Financial Statements (Financial Statements compared against the same quarter of the previous year)
- Annual Report, including the Consolidated and Audited Financial Statements for the latest fiscal periods, as well as a comparison of the previous period.
- Code of Corporate Best Practices
- Authenticated copy of the bylaws

CONTACTS

CORPORATE AFFAIRS:

Raul Arguelles Diaz Gonzalez (raul.arguelles@wal-mart.com)
Telephone: (52)55 5387 9241

INVESTOR RELATIONS:

Mariano Ventura Gonzalez (mariano.ventura@wal-mart.com)
Mariana Rodriguez (m.rodriguez@wal-mart.com)
Telephone: (52)55 5283 0289

FILE N°
82-4609

2) THE COMPANY

A) ISSUER BACKGROUND AND DEVELOPMENT

1958 The first Aurrera store was opened to the public in Mexico City.
1960 Superama begins operations.
1964 Vips begins operations.
1970 Suburbia and Bodega Aurrera initiate operations.
1977 Company shares were first traded in the Mexican Stock Exchange. Its Stock Symbol was AURRERA.
1986 The company changes its name to Cifra S.A de C.V. (Cifra).
1991 A joint venture agreement is signed with Wal-Mart Stores, Inc. (50%-50%) to open Sam's Club in Mexico. The first club opened its doors in December of the same year.
1992 Joining the agreement are the new Aurrera, Bodega Aurrera and Superama units, in addition to the Wal-Mart Supercenters.
With this purpose in mind, two companies are created: Cifra-Mart and WMHCM, of which Cifra owns 50% and Wal-Mart Stores, Inc., the other 50%.
Cifra keeps 100% of its units opened prior to May 1992.
1993 Wal-Mart Supercenter initiates operations.
1994 The new Suburbia and Vips units are incorporated into the agreement.
1997 The joint venture companies merge into Cifra. Wal-Mart Stores makes a public tender offer in the Mexican Stock Exchange acquiring control of the Company.
Cifra remains a public company that operates all the businesses in Mexico (Sam's Club, Bodega Aurrera, Wal-Mart Supercenter, Aurrera, Superama, Suburbia and Vips).
2000 The General Shareholders' Assembly approved the change in name from Cifra S.A. de C.V., to Wal-Mart de Mexico S.A. de C.V. Its Stock Symbol is **WALMEX**.
2001 All Aurrera stores are converted to either Wal-Mart Supercenter or Bodega Aurrera.
2006 The General Shareholders' Assembly approved the official name change from Wal-Mart de Mexico, S.A. de C.V. to Wal-Mart de Mexico, S.A.B. de C.V.
On November 22, 2006 the Ministry of Finance and Public Credit (Hacienda) authorized **WALMEX** to create Banco Wal-Mart de Mexico Adelante, S.A.
2007 On October 1st, 2007, the Mexican National Banking and Securities Commission (CNBV) authorized **WALMEX** to operate Banco Wal-Mart de Mexico Adelante, S.A., Institucion de Banca Multiple (Bank) that opened its doors to the general public on November 7, 2007.

INVESTMENT IN FIXED ASSETS	2007	2006	2005
OPENINGS (NUMBER OF UNITS)	136	120	95
Investment *(million dollars)*	$ 1,032	$ 864	$ 805

During 2007 we invested $1,032 million dollars and increased our installed capacity in all of our business formats with the opening of 136 new stores. Said growth has allowed us to offer our value added service to 32 new communities where we had no presence. These openings have increased our self-service installed capacity in 12.8% and our restaurant seating in 10.9%.

During 2006 we opened 120 new stores, representing an increase of 14.3% in self-service installed capacity and 6.7% in restaurant seating.

During 2005 we opened 95 new stores, increasing of 15.6% in self-service installed capacity and 4.9% in restaurant seating.

FILE N° 82-4609

B) BUSINESS DESCRIPTION

I) MAIN ACTIVITY

As of December 31, 2007, Wal-Mart de Mexico operates 1,027 units throughout 172 cities nationwide and is a major retail chain in the country. Among its operating stores, the Company manages self-service stores, membership wholesale clubs, apparel stores, restaurants and MACS all with a clearly defined vision: Contribute towards improving the quality of life for Mexican families.

BODEGA AURRERA	Austere discount stores offering basic merchandise, food and household items. Value proposition: price	**32.9%** of total sales **$ 6,751** million dollars in sales **13,135,378** sq. ft. of sales area **49,000** SKUs **51,751** Associates **313** Units **57** Grand openings during 2007
WAL★MART	Hypermarkets providing the widest assortment of goods from groceries and fresh, to apparel and general merchandise. Value proposition: price and assortment	**27.9%** of total sales **$ 5,741** million dollars in sales **12,731,745** sq. ft. of sales area **90,000** SKUs **44,815** Associates **136** Units **16** Grand openings during 2007
SAM'S CLUB	Membership warehouse clubs focused on businesses and consumers who seek the best possible price. Value proposition: price leader, volume, new and unique merchandise	**27.2 %** of total sales **$ 5,592** million dollars in sales **6,795,206** sq. ft. of sale area **4,100** SKUs **21,159** Associates **83** Units **6** Grand openings during 2007
Superama	Supermarkets located in residential areas. Value proposition: quality, convenience and service	**5.2%** share over total sales **$ 1,061** million dollars in sales **1,203,374** sq. ft. of sales area **25,000** SKUs **9,058** Associates **64** Units **4** Grand openings during 2007
Suburbia SABEMOS QUE SABES COMPRAR	Apparel stores offering the best in fashion for the whole family at the best possible price. Value proposition: fashion with the best value, price-quality ratio	**4.2%** of total sales **$ 865** million dollars in sales **3,449,340** sq. ft. of sales area **9,214** Associates **76** Units **15** Grand openings during 2007
VIPS	Restaurant chains known for their service, quality, price and location. This division includes Vips and El Porton Mexican food restaurants. Value proposition: price, service, quality and comfort	**2.6%** share over total sales **$ 540** million dollars in sales **81,022** seats **21,073** Associates **355** Units **38** Grand openings during 2007
Banco WAL★MART Tan fácil como ir al super	Universal banking institution aimed at Wal-mart de Mexico customers, with an initial offering of basic banking and financial products and services. Value proposition: convenience, service and price	November 2007 – Start operation **362** Associates **16** MACS **16** Grand openings during 2007

FILE N°
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The Company is present in 172 cities throughout the country.

PRESENCE BY GEOGRAPHICAL REGION

	TOTAL	METROPOLITAN AREA	CENTER	SOUTHEAST	NORTHEAST	NORTH	NORTHWEST	SOUTHWEST
Bodega Aurrera	**313**	79	125	41	13	17	14	24
Wal-Mart Supercenter	**136**	37	37	15	14	14	16	3
Sam's Club	**83**	15	24	13	8	7	10	6
Superama	**64**	43	18	3	0	0	0	0
Total Self-service		***174***	***204***	***72***	***35***	***38***	***40***	***33***
Suburbia	**76**	39	21	7	4	2	0	3
Vips	**355**	175	78	38	18	15	16	15
TOTAL	**1,027**	**388**	**303**	**117**	**57**	**55**	**56**	**51**


NORTH
NORTHWEST
NORTHEAST
SOUTHEAST
CENTER
METROPOLITAN AREA
SOUTHWEST

CYCLICAL PERFORMANCE

The demand for goods and services increases significantly during the last few months of each year as result of the holiday season in 2007. The fourth quarter represented 29.9% of the year's total revenues.

REVENUES BY QUARTER

	2007 TOTAL REVENUES (MILLION DOLLARS)	CONTRIBUTION (%)
1st Quarter	$ 4,717	22.9
2nd Quarter	4,831	23.4
3rd Quarter	4,903	23.8
4th Quarter	6,172	29.9
Total	**$ 20,623**	**100.0**

Vacations and Bank holidays also have a significant impact on sales performance.

FILE N°
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SHOPPING EXPERIENCE

This year we reinforced the cornerstone of our value proposition: Every Day Low Prices. By strengthening our price leadership we passed on savings to our customers in the excess of $530 million dollars.

We developed a price reduction program for over 28,000 items from our assortment in all departments. These actions helped us ratify, our commitment to increase our customers purchasing power and, at the same time, continue to enforce our corporate vision.

Additionally, we implemented several initiatives in all our formats to provide additional value and improve our customers' shopping experience.

Wal-Mart de Mexico developed a program jointly with Televisa to launch RBD, an apparel and accessories brand, in our Suburbia, Vips Stores and Self-Service units to provide our customers with original and exclusive items. We have over 400 items in Apparel, Accessories, Jewelry, Toys, Cosmetics, HBA, Impulse, and School Supplies. The main category is apparel, with garments for our junior line. In HBA, we developed products in cooperation with leading suppliers on the market.

With regards to apparel, this year we consolidated our Private Brand programs for all formats via our G-Mex production processes. By developing over 100 raw material and manufacturing suppliers in the textile field, we established fit parameters while achieving garment consistency during production. Also, thanks to strict supervision of production and quality control processes, we ensured the highest standards at the best possible price.

In May we launched Medi-Mart, a low-cost, high-quality line of medicines. During a ceremony headed by the Mexican Secretary of Health and attended by health authorities and top officials from the pharmaceutical field, some 150 items were introduced at a maximum retail price of $3.5 dollars.

At the close of 2007 our line already had 223 medicines available in every pharmacy in our stores. The medications –to treat a wide array of illnesses– are manufactured by 16 specialized drug companies and are produced in compliance with the highest quality standards established by the health sector. The initiative strengthens our vision of developing programs with a positive impact on the quality of life for Mexican families.

At Wal-Mart Supercenter we continue working to better meet the needs of our customers. We are expanding our "shopping world" concept, i.e., differentiated merchandise displayed by themes in an area prepared according to the atmosphere of each world, to enhance the shopping experience.

Results have been very favorable in Electronics, Cosmetics, Sporting Goods, Ready-to-eat Food, and Deli. So much so in fact that Electronics hired experts to guide customers during the selection process. This year special emphasis was also placed on Groceries, Auto, Pets, and Produce. In addition to these changes, we also increased our assortment of organic food items.

Being a part of a company such as Wal-Mart Stores, Inc., our majority shareholder, provides us with many opportunities to create synergies with the operations of other countries.

We launched the new premium food line Extra Special in our Superama stores: 46 items were developed by our sister company ASDA in the United Kingdom in categories such as entrees, dressings, pasta and sauces, jelly, fine chocolates, cookies, and coffee. These delicious products are manufactured with unique processes and first-class ingredients. Their success is proof of their high price-value ratio.

Aware that convenience is one of the key elements of Superama's value proposition, now our home delivery service is available 24/7 in Mexico City and the metropolitan area.

Being mindful of the importance of the frequency of visits and customer count in Vips, we created a very affordable menu -VIP$55- a proposal which focuses on working days and schedules where customers are able to enjoy a full meal for only $5 dollars.

We also created new kiddie menus with healthier dishes to do our share in the fight against obesity, and offer our customers healthy choices for their children. To reinforce our message to kids, we acquired licenses for Sesame Street and Lazy Town to promote healthy eating habits and exercise.

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As for Suburbia, we have expanded our Quick Response design and production system, thus allowing us to react to market trends in just a few weeks and offer customers fashionable clothes and accessories with standard fits at our *Every Day Low Prices*.

The system was developed with Mexican textile manufacturers that have shown their capacity to respond to customer demand with top quality items.

In Sam's Club, we re-launched the Sam's Club / American Express Credit Card –aimed at business members– which offers a 1.5% rebate on all purchases paid with these cards, regardless of where it is used.

Moreover, we opened cash registers for business members only, to provide them with customized and rapid service, an optimized shopping experience, and considerable savings in time.

We started Internet sales, with in-the-Club delivery, in the Greater Mexico City area. In light of excellent results, we expect to roll out the program nationwide in the near future.

II) DISTRIBUTION CHANNELS

As of December 31, 2007, there were twelve distribution centers in operation, with an installed capacity of 37.3 million square feet.

Our Logistics network is one of the competitive advantages that sets Wal-Mart de Mexico apart from the rest, allowing us to distribute merchandise efficiently throughout Mexico, creating synergies and significant savings in our operations.

We opened two new Distribution Centers: Chalco and Villahermosa. With these openings, we now have 12 Distribution Centers to move over 3 million cases a day.

DISTRIBUTION CENTERS

CITY	NAME	SERVICE
Mexico	Cuautitlan	Dry goods
	La Naranja	Apparel distribution for Suburbia
	San Martin Obispo (2)	Dry goods / Perishables
	Centralized Kitchen	Distribution for Vips
	Santa Barbara	Dry goods
	Chalco	Dry goods
Monterrey	Dry	Dry goods
	Perishables	Produce
Guadalajara	Dry	Dry goods
	Perishables	Produce
Villahermosa	Dry	Dry goods
	Perishables	Produce

III) PATENTS, PERMITS, BRANDS AND OTHER CONTRACTS

All commercial brands for the different business formats (Wal-Mart Supercenter, Sam's Club, Superama, Bodega Aurrera, Mi Bodega Aurrera, Mi Bodega Express, Prichos, Suburbia, Vips, El Porton, Ragazzi, El Malecon, La Finca, San Remo Café and Banco Wal-Mart Adelante), as well as the products bearing the private labels (Great Value, Equate, Members Mark, GRX, Week End, MC Metropolis Company, Non Stop, Gianfranco Duna, etc.), are registered trademarks property of Wal-Mart Stores, Inc. and Wal-Mart de Mexico, S.A.B. de C.V. Said trademarks are used by the operating companies under license agreements and/or sub-license agreements for an indefinite term. The Company also uses brands registered to third parties through license agreements usually for an indefinite period of time that guarantee use and compliance with the applicable legislation.

The legal use and preservation of the rights of the private labels is of great importance to **WALMEX**, they grant value to the Company and in some way are responsible for the prestige of the Corporation. The customer identifies the products related to these private labels as quality goods.

"Vips" is one of the main brands of the group under which several restaurants operate. Seven of these restaurants are franchises that are located in five different cities (Merida, Oaxaca, Tuxtla Gutierrez, Veracruz y Xalapa). These franchises expire from 2010 to 2013 with no industrial contract.

"Banco Wal-Mart Adelante", which operates a low cost bank in order to serve better our customers.

IV) PRINCIPAL CUSTOMERS

Our principal customer is the public in general. Throughout 2007, we served 957 million customers.

Mexico is a country with great diversity, differing demographics, preferences and socioeconomic levels. Our multi-format strategy allows us sufficient flexibility to efficiently meet the needs of the different population sectors.

V) APPLICABLE LEGISLATION AND TAX SITUATION

Wal-Mart de Mexico, S.A.B de C.V., is a corporation established under Mexican law that complies with all the legal provisions for the construction and operation of its units, with special emphasis on: environmental and ecological constructions, urban development, operation, hygiene, the sale of alcoholic beverages, animal and pest control, and advertisements, pursuant to all applicable federal, state and municipal regulations.

Furthermore, Wal-Mart de Mexico complies with the commercial basic principles ruling the relation between suppliers and consumers established by the Federal Consumer Protection Law.

Wal-Mart de Mexico is registered in the Ministry of Finance and Public Credit under the regime for major contributors and consolidates for fiscal proposes except the bank; **WALMEX** complies with all the fiscal dispositions regarding the development of the Corporation.

The primary laws that regulate **WALMEX** are: the Securities Market Law, General Corporation and Partnership Law, Income Tax Law, Value-Added Tax Law, Asset Tax, Luxury Tax Law, Intellectual Property Law, Federal Consumer Protection Law, Federal Anti-Trust Law, Foreign Investment Law, Banking Law and the Single Rate Business Tax Law.

VI) HUMAN RESOURCES

The experience and talent of our associates are the richest source of innovation we have. Thus, we promote specific programs so they can lead continuous improvement processes.

We focus on the search for talent and invest in its development. Our people are one of our main competitive advantages, which is why we are concerned with their constant training and promote their growth based on merits and results. We are certain that in this way we have a positive influence on the creation of the most competitive workforce in the retail sector of the country.

New investments helped to create new jobs and new opportunities for everybody working in the Company. In 2007 alone, we generated 15,728 new permanent positions, making us one of the largest employers in Mexico; by close of the year, we were 157,432 associates, working and developing our skills for our customers. We have 13 learning and development centers that offered more than 7.4 million man-hours, in addition to promoting 21,852 associates to positions of greater responsibility. In keeping with our quality of life commitments, we helped to transfer 4,569 associates to units closer to their homes.

Our growth for 2007 will create new and permanent jobs as well as development opportunities for all our Associates.

ASSOCIATES AGE CLASSIFICATION	
Women	53%
Men	47%

VII) ENVIRONMENTAL PERFORMANCE

At Wal-Mart de Mexico we want to ensure that our products and services guarantee the care and preservation of the environment by complying with current environment laws, achieving our energy, waste, water and product goals, as well as promoting and consolidating a culture of sustainability among our customers, associates and suppliers.

As we understand it, environmental sustainability is a long-term process with an economic, ecologic and social system able to sustain itself, without jeopardizing its future existence and that of future generations.

In July, we launched a sustainability effort during an event headed by the Mexican Secretary of the Environment, and attended by dignitaries from the world of academia, not-for-profit organizations, and members of the House of Deputies and the Senate. The initiative defines goals for the 2008-2012 period, which are broken down in four categories: Energy, Water, Wastes, and Products. The reduction of solid wastes, the use of packaging made of re-usable material, saving and recycling water, and the sale of sustainable products are but a few of the measures we will implement to safeguard the environment and improve the quality of life for future generations.

With the purpose of mirroring the commitment to sustainability from our majority shareholder, Wal-Mart Stores, Inc. regarding a 20%-reduction in the use of electricity by the year 2012 in all stores worldwide, more than 200 procedures were reviewed to incorporate new efficiency measures, thus allowing us to reduce our electricity use by 2.6% per square foot of construction.

Similarly, we generated significant savings in other primary sources. We were able to reduce water use by 10% per square foot of construction -20% of all the water used was recycled (79% more than 2006) and 35 new water treatment plants were built, totaling 235 plants at year-end. With regards to gas and diesel, several initiatives led to an 11% and a 15% reduction, respectively.

In the field of waste management, 130,697 tons of cardboard; 2,979 tons of shrink wrap; 5,173 tons of fat and bone; 182 tons of cooking oil; and 5 tons of hangers were recycled. Also, 45 tons of Tetrapack multilayer packaging were collected, that is, three times more than in 2006.

As one of the members of a committee that supports sustainability iniciatives, we finished the first phase of the paperless project. In our Home Office alone, we have been able to reduce the number of printed sheets by 80%, that is, 2.5 million sheets/month. This was possible thanks to the implementation of strategies such as file digitization, increased process automation, and the move to two-side printing at all printing centers. The second phase will focus on our stores.

In keeping with our Sustainability initiative, Wal-Mart de Mexico opened the INTEGRA building at the corporate headquarters. The main operating areas from our company are now together under one roof to enable greater synergies. This 667,000 square foot building is able to accommodate 1,800 people. As a socially responsible company, Wal-Mart de Mexico wanted INTEGRA to be a sustainable, highly energy-and resource-efficient building. The building has several bioclimatic design and sustainability elements. The water system has rainwater collection and purification capabilities, electronic devices in wash basins, water treatment plants and water-free urinals. All these measures will allow us to save over 1 million gallons of water a year. During the construction of the building, new technologies were employed to allow for the recycling of materials such as concrete, and PET and steel bottles. Several energy saving devices such as automatic lighting controls, high-efficiency lamps, fluorescent lighting and low consumption LEDS were used to allow for excellent natural light with the lowest amount of heat by insulating windows with solar and noise filters, and roof gardens. Cooling towers allow for temperature control without using refrigeration chemicals.

VIII) MARKET INFORMATION

Wal-Mart de Mexico is a publicly-held retail company that operates self-service stores, membership wholesale clubs, apparel stores, restaurants and bank. Wal-Mart de Mexico competition consists of:

- Establishments with a sales area of more than 600 square meters, three or more exit lanes and scanning technology, as well as independent self-service stores with one or two exit lanes an a sales area no greater than 600 square meters, such as: Soriana, Comercial Mexicana, Gigante,

- Chedraui, Casa Ley, Futurama, San Francisco de Asis, HEB, Almacenes Zaragoza, Casa Chapa, Central Detallista, Comercial V.H., among others.
- Convenience stores, opened 15 or more hours a day, such as: Oxxo, 7 Eleven, Extra, Super 7, Mode, Super Rapiditos, Bip-Bip, Mercados Mexicali, Super Flash, Super K, Super Deli, Supers del Río, Super Tiendas del Hogar, Super Fiesta, Círculo K, Super Dos, Comextra, JV, Matador, On the Run, Super Tip, etc.
- Apparel and specialized stores, such as: Coppel, El Palacio de Hierro, El Puerto de Liverpool, Sears Roebuck, Sanborns Hermanos, Famsa, Elektra, Home Depot, Office Max, Office Depot, Zara, Radio Shack, Singer, Deportes Marti.
- Membership warehouse clubs, such as: Costco, City Club and Chesuma.
- Establishments operated by public agencies, such as: ISSSTE, UNAM, etc.

As of December 2007, ANTAD membership included 82 retail chains with 13,967 stores, of which 2,291 are self-service, 957 are apparel and 10,719 specialized chains. Its installed capacity reached 16.8 million square meters and through out 2007 posted sales for Ps. 680 billion.[3]

Nevertheless, a major part of the population in our country customarily shops in traditional establishments, such as municipal markets, open-air markets, grocery stores and mom-and-pop businesses, or through the informal sector of the economy. Both maintain a high market share since they are able to supply populations that, due to mere numbers, cannot access other establishments.

Growth, systems, logistics and distribution investments are focused on increasing and modernizing our installed capacity and distribution. This leads to a more efficient operation, with lower costs, allowing us to serve our customers better every day. Wal-Mart de Mexico maintains its position within the industry by maintaining the competitive advantages.

IX) CORPORATE STRUCTURE

Wal-Mart de Mexico S.A.B. de C.V., is listed in the Mexican Stock Exchange whose major shareholder is Wal-Mart Stores, Inc., through Intersalt S. de R.L. de C.V. one of its subsidiaries, holding 68.4% of the shares. The remaining 31.6% are held by the market.

As of December 31, 2007, the company's market value was Ps. 319,358 million.


WAL★MART
Stores, Inc.
MEXICAN STOCK EXCHANGE
68.4%
31.6 %
Walmex
SELF-SERVICE
APPAREL
RESTAURANTS
BANK

[3] *Source: ANTAD (Media report, January 2008)*

FILE N° 82-4609

WALMEX has a 99.9% equity interest in the following groups of companies:

GROUP	LINE OF BUSINESS
Nueva Wal-Mart	Operation of 313 (258 in 2006) Bodega Aurrera, discount stores, 83 (77 in 2006) Sam's Club membership self-service wholesale stores, 136 (118 en 2006) Wal-Mart Supercenter hypermarkets and 64 (60 en 2006) Superama supermarkets.
Suburbia	Operation of 76 (62 en 2006) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 256 (239 en 2006) Vips restaurants serving international cuisine, 92 (72 en 2006) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Comercializadora Mexico Americana	Import of goods for sale.
Real estate	Real estate developments and management of real estate companies.
Services companies	Providing of professional services to companies in the Group, not-for-profit services to the community at large and shareholding.
Banco Wal-Mart de Mexico Adelante	Rendering of full-service banking services.

WAL-MART STORES, INC.

Wal-Mart Stores, Inc. American Society, through Intersalt S. de R.L. de C.V., Mexican Society, one of its subsidiaries, is the majority shareholder for Wal-Mart de Mexico, S.A.B. de C.V.

As of January 31, 2008, Wal-Mart Stores, Inc. operated 7,269 commercial units throughout the world, of which 4,141 are in the United States, 1,030 in Mexico[4], 352 in the United Kingdom, 305 in Canada, 54 in Puerto Rico, 101 in China, 313 in Brazil, 394 in Japan and 21 in Argentina. In addition, as of February 2006, it owns a 51.0% share of Capital Stock in Central American Retail Holding Company (CARHCO), and has the option to purchase up to 75% as of September 2010. CARHCO operates 457 units in Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua.

Sales for Wal-Mart Stores, Inc. during the last fiscal period amounted to $375 billion dollars, an increase of 8.6% over the similar prior year period.

Wal-Mart Stores common stock is listed on the New York and Pacific Stock Exchanges under ticker symbol WMT.

X) DESCRIPTION OF MAIN ASSETS

As of December 31, 2007, the company's assets were represented primarily by its cash position ($ 824 million dollars), inventories ($ 1.9 billion dollars) and fixed assets such as real estate, stores, restaurants, distribution centers, fixtures and equipment ($ 6.5 billion dollars).

Some of the units are owned and others are leased.

[4] *Includes 7 Vips franchises*

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Fixed assets are described as follows:

DESCRIPTION BY BUSINESS FORMAT			
FORMAT	*DESCRIPTION*	*UNITS*	SALES AREA (SQUARE FEET)
Bodega Aurrera	Austere discount stores	313	13,135,378
Wal-Mart Supercenter	Supercenters	136	12,731,745
Sam's Club	Membership warehouse clubs	83	6,795,206
Superama	Supermarkets	64	1,203,374
Suburbia	Apparel stores	76	3,449,340
Vips	Restaurant chains. This division includes Vips, el Porton, and Ragazzi restaurants.	355	81,022[5]
Wal-Mart Bank	Customers and Member Service Modules	16	6,728

In addition, the company has twelve distribution centers with an installed capacity of 37.3 million square feet, as shown in section II. Distribution Channels of this report.

GROWTH PLAN

Mexico is a country offering considerable growth opportunities and it has over 106 million inhabitants, of which 41% are below the age of 21, and 29% under 15 years of age.[6]

Our multi-format operation enables us to serve practically all income levels in our country and meet their different buying needs, either for use at home or outside the home. Going one step further, we have developed different prototypes within the existing formats, thus allowing us to efficiently serve different types of communities. These strategies have served to increase the number of cities with potential for one or more units of our different formats to 371; of these, there are still 199 communities where we are not present.

We will continue investing in growth and productivity. The growth plan for the next 12 months considers the opening of more than 205 operating units; we estimate a 12% growth in installed capacity for our self-service stores with an investment of over $ 1.1 billion dollar.

Based on the foregoing, we developed a smaller store "Mi Bodega Aurrera" to serve markets with 12,000 - 20,000 inhabitants. This new prototype combines the concept of a discount store with that of a convenience store. The target market is D and E income levels. It will offer the most sought after items from Groceries, Fresh and Consumables at Bodega Aurrera prices.

EXPANSION PLAN 2008	
BUSINESS FORMAT	OPENINGS
Bodega Aurrera	79
Wal-Mart Supercenter	17
Sam's Club	5
Superama	6
Suburbia	8
Restaurantes	30
Total	**145**
Mi Bodega Express	60
Total	**205**

[5] Seats

[6] *Source: National Population Committee (CONAPO) – Projections of Mexico's population 2000-2050*

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XI) LEGAL, ADMINISTRATIVE OR ARBITRATION CASES

There are currently no cases of this type that could substantially affect the operation of the corporation.

XII) REPRESENTATIVE SHARES OF CAPITAL STOCK

As of December 31, 2007, 2006 and 2005, nominal capital stock was as follows:

CAPITAL STOCK			
	THOUSAND PESOS		
	2007	2006	2005
Fixed	Ps. 1,631,224	Ps. 1,375,601	Ps. 1,081,501
Variable	11,270,607	9,689,587	7,744,196
Total	**Ps. 12,901,831**	**Ps. 11,065,188**	**Ps. 8,825,697**

On February 25, 2004, our Shareholders' Assembly granted voting rights to holders of Series "C" shares, and converted them to Series "V". The conversion was par value, that is, a Series "V" share for each share of Series "C". Consequently, as of March 2004 all capital stock for Wal-Mart de Mexico is represented by a single series, thus giving all Shareholders equal voting rights.

On February 9, 2006, the Board of Directors agreed to the splitting of two new shares for every share on the market. Said split was done on February 16, 2006, handing in each share with coupon 43 in the market.

Capital stock at December 31, 2007, 2006 and 2005 consisted of the following registered shares with no par value:

STOCK STRUCTURE			
	NUMBER OF SHARES		
SERIES	2007	2006	2005
Series "V" Free subscription common shares	**8,473,285,186**	**8,572,368,568**	**4,322,958,135**

XIII) DIVIDENDS

During recent years the Company has decreed dividend payments in stock or in cash, to be decided by each shareholder.

DIVIDEND PAYMENTS		
	DECIDED BY EACH SHAREHOLDER	
	CASH	IN STOCK *(1 for each)*
2005	0.32	62.78
2006	0.38	80.05
2007	0.51	89.37

As a result of 2007's dividend payment, 44.9 million shares were emitted and $ 211 million dollars was paid in cash.

The Company intends to continue paying yearly dividends, the amount of which will depend upon growth opportunities, the economic situation, and the competitive environment, among other factors.

RELEVANT MATTERS SUBSEQUENT TO THE CLOSE OF THE FISCAL YEAR

The Annual Shareholders Assembly of Wal-Mart de Mexico S.A.B. de C.V. took place on March 12, 2008 where among other concepts, the following were approved:

- Grant a dividend payment allowing each shareholder to opt for cash payment of Ps. 0.59 per share held, or to receive the payment in stock at a rate of one share for every 77.12 shares already owned.

  As a result 37.2 million shares were issued and a cash payment was granted for a total of $ 294 million dollars.

FILE N°
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3. FINANCIAL INFORMATION

A) SELECTED FINANCIAL INFORMATION

In million dollars with purchasing power at December 31, 2007

	2007	2006	2005	2004	2003
GDP *(Growth, %)*	**3.3**	4.8	2.8	4.2	1.4
Annual Inflation *(%)*	**3.8**	4.1	3.3	5.2	4.0
Peso Devaluation *(%)*	**0.8**	1.7	-4.7	-1.2	8.7
Exchange Rate *(Peso / dollar)*	**10.9**	10.8	10.6	11.1	11.3
Average Interest Rate *(28 day Cetes, %)*	**7.2**	7.2	9.2	6.8	6.2
RESULTS					
Net Sales	**20,550**	18,856	16,267	14,303	12,939
% of Growth Total Units	**9**	16	14	11	9
%of Growth Comp Units	**2**	6	6	4	4
Other Income	**73**	69	65	61	29
% of Growth	**6**	7	6	108	-46
Total Revenues	**20,623**	18,925	16,332	14,364	12,968
% of Growth	**9**	16	14	11	9
Gross Profit	**4,465**	4,085	3,480	3,020	2,690
% of Profit margin	**21.7**	21.6	21.3	21.0	20.7
Operating Expenses	**2,753**	2,552	2,267	2,045	1,896
% of total revenues	**13.4**	13.5	13.9	14.2	14.6
Operating Income	**1,712**	1,533	1,213	975	794
% of total revenues	**8.3**	8.1	7.4	6.8	6.1
% of Growth	**12**	26	24	23	12
EBITDA	**2,053**	1,847	1,521	1,242	1,042
% of total revenues	**10.0**	9.8	9.3	8.6	8.0
Comprehensive Financing Income	**137**	134	138	104	90
Income Before Tax	**1,825**	1,662	1,319	1,054	862
Income Tax & Employees' Profit Sharing	**521**	480	382	253	275
Net Income	**1,304**	1,182	937	801	587
% of Growth	**10**	26	17	36	6
FINANCIAL POSITION					
Cash	**824**	1,425	1,401	1,212	1,265
Inventories	**1,914**	1,717	1,395	1,224	1,155
Other Assets	**491**	416	309	234	248
Fixed Assets	**6,556**	5,845	5,285	4,680	4,394
TOTAL ASSETS	**9,785**	**9,403**	**8,390**	**7,350**	**7,062**
Suppliers	**2,327**	2,460	2,022	1,638	1,602
Other Liabilities	**1,391**	1,284	1,242	911	954
Shareholders' Equity	**6,067**	5,659	5,126	4,801	4,506
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9,785**	**9,403**	**8,390**	**7,350**	**7,062**
NUMBER OF UNITS					
Bodega Aurrera	**313**	258	203	162	140
Sam's Club	**83**	77	69	61	53
Wal-Mart Supercenter	**136**	118	105	89	83
Superama	**64**	60	55	48	44
Suburbia	**76**	62	53	50	52
Restaurants[1]	**355**	318	298	284	269
TOTAL UNIT	**1,027**	**893**	**783**	**694**	**641**
MACS Wal-Mart Bank	**16**	**0**	**0**	**0**	**0**
OTHER INFORMATION AT THE END OF THE YEAR					
Number of Associates	**157,432**	141,704	124,295	109,057	99,881
Share Price[2] (dollars)	**3.46**	4.52	2.81	1.82	1.52
Outstanding Shares[2] (millions)	**8,473**	8,572	8,646	8,740	8,866
Market Value (dollars)	**29,275**	38, 779	25,247	17,113	15,361
Earning per Share[2] (pesos)	**1.666**	1.492	1.167	0.986	0.719
Payments of Dividends	**404**	316	275	203	180
Shares Repurchased [2] (millions of shares)	**144**	153	205	213	58
Investment in Share Repurchasing Operations	**569**	474	471	400	89

[1] *Including Franchises.*

[2] *Adjusted according to split conducted in February 2006.*

FILE N°
82-4609

B) FINANCIAL INFORMATION BY LINE OF BUSINESS AND GEOGRAPHICAL REGION

As of December 31, 2007, the Company had 1,027 operating units, representing 37,315,044 square feet of sales floor and 81,022 restaurant seats.

Sales during the last three periods are broken down by business format as follow:

SHARES IN SALES BY BUSINESS FORMAT	2007	2006	2005
Bodega Aurrera	33%	32%	31%
Wal-Mart Supercenter	28%	27%	27%
Sam's Club	27%	28%	28%
Superama	5%	5%	6%
Suburbia	4%	5%	5%
Vips	3%	3%	3%
Net sales *(million dollars)*	**$ 20,550**	**$ 18,856**	**$ 16,267**

The geographical breakdown of the business units for Wal-Mart Mexico during the last three years is as follows:

BREAKDOWN OF UNITS BY GEOGRAPHICAL REGION	2007	2006	2005
Metropolitan Area	37.7%	39.6%	42.9%
Center	29.4%	30.2%	29.2%
Northeast	5.6%	5.3%	6.1%
North	5.4%	4.9%	4.5%
Northwest	5.5%	4.6%	4.5%
Southeast	11.4%	10.8%	8.8%
Southwest	5.0%	4.6%	4.0%
Total Units	**1,027**	**893**	**783**

As of December 31, 2007, the installed capacity for the company by geographical region is as follow:

BREAKDOWN OF UNITS BY GEOGRAPHICAL REGION AND BY BUSINESS FORMAT	*UNITS*	*SELF-SERVICE + SUBURBIA*	*VIPS*
Metropolitan area	388	31.6 %	49.3 %
Center	303	33.4 %	22.0 %
Northeast	57	5.8 %	5.1 %
North	55	6.0 %	4.2 %
Northwest	56	6.0 %	4.5 %
Southeast	117	11.8 %	10.7%
Southwest	51	5.4 %	4.2 %
Total	**1,027**	**37,315,044** *square feet*	**81,022** *restaurant seats*

C) MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

I) *OPERATION RESULTS*

INCOME STATEMENT

SALES

Total sales for 2007 amounted to $20.6 billion dollars, $1.7 billion dollars more than the previous year. This represented an increase of 13.3%, and 9.0% in real terms, that is, after adjustment for inflation.

Throughout the year we opened 136 units among our different business formats, increasing the sales floor by 13%. This increase contributed considerably to the growth in total sales, as did the performance by our stores in operation over a year, which recorded 5.8% growth in nominal sales (1.8% in real terms), as compared to figures posted for 2006.

In 2007, spending growth in Mexico contracted, and at the same time we faced difficult comparisons vs. last year. In our case the primary driver for sales growth was customer count in our stores, clubs and restaurants, that is, an increase of 12.4% over 2006. We served 957 million customers throughout the year. However, there was lower discretionary spending, as witnessed by the 3.4% reduction in average ticket.

The sales mix is a reflection of discretionary spending, and Superama was the business format with the best performance. Suburbia and Vips were the business formats that were most affected. In self-service, performance was good in Food, while the most affected departments were Apparel and General Merchandise, particularly Electronics. It should be noted that General Merchandise and Apparel combined represent 51% of our sales.

In comp units, the business formats with the highest increases in customer count were Bodega Aurrera and Wal-Mart Supercenter. With regards to average ticket the one business format to experience increases in real terms was Sam's Club.

Insofar as the different regions of the country are concerned, the one with the highest sales growth was southern Mexico, while Mexico City showed the weakest performance.

The percentage of sales for all our formats is as follows:

BUSINESS FORMAT	*SALES SHARE %*
Bodega Aurrera	32.9
Wal-Mart Supercenter	27.9
Sam's Club	27.2
Superama	5.2
Suburbia	4.2
Vips	2.6

GROSS MARGIN

Our gross margin was 21.7%, 10 basis points above 2006, despite the change in percentages from the different business formats in total company sales, like Suburbia and Vips, whose gross margins are higher than that of the self-service division. The self-service formats improved gross margins when compared to figures recorded for last year.

GENERAL EXPENSES

Throughout the year general expenses increased 7.9%, which favorably compares to the figure of 9.0% obtained in sales. Hence, expenses represent 13.4% of our total income, that is, the lowest level in the history of our company. This was managed in spite of the additional expenses we had in early 2007 when operations from Banco Wal-Mart de Mexico Adelante began. This cost reduction was due to the measures that, in the face of trying times, we adopted mid-year to reduce expenses in noncustomer-related areas.

COMPREHENSIVE FINANCIAL INCOME

Financial income experienced a 6.8% reduction vs. last year, resulting from lower cash levels.

EARNINGS PER SHARE

Net income increased 10.4% throughout the year, whereas earnings per share grew 11.7%. This differential was brought about by our on-going program for the repurchase of shares. A total of 144 million shares were repurchased during 2007.

II) FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

BALANCE

CASH AND CASH EQUIVALENTS

Our cash position at closing of 2007 amounted to $824 million dollars. This figure is $601 million dollars less than last year due to investments made in fixed assets in the amount of $1.0 billion dollars, the repurchase of shares in the amount of $569 million dollars, and a cash dividend of $211 million dollars. We also experienced a decrease in supplier accounts payable, amounting to $133 million dollars. This latter decrease is due to a calendar effect, as we had an additional payment day than last year, and to negotiated early payments.

Cash is invested in short-term debt securities. The company does not conduct transactions with derivatives, nor does it invest in the stock market. The Company has not conducted any transactions not recorded in the Financial Statements.

The summary of financial information, found on page 20, shows the trend of these indicators for the last five year.

USES OF CASH

- **Investment in Fixed Assets:** We continue reinvesting our earnings in projects that allow us to modernize our operating structure, from information systems to logistics networks and the renovation of our stores, clubs and restaurants, including the opening of new and profitable stores. Over the course of the last six years, we have invested $4.4 billion dollars in fixed assets, thereby representing the reinvestment of 98% of our earnings.

- **Dividends:** We have consistently paid dividends, offering the choice of receiving payment in cash or in stock, so that our shareholders who so desire may have the opportunity to participate in our growth. The following chart shows the dividends paid during the last four years (with values adjusted by the split conducted in 2006).

YEAR	*2004*	*2005*	*2006*	*2007*
DIVIDEND PER SHARE (PESOS)	$ 0.22	$ 0.32	$ 0.38	$ 0.51
% OF EARNINGS FOR THE PREVIOUS YEAR	35%	35%	35%	35%
CHOICE FOR THE SHAREHOLDER	One share for each 75.82 shares owned	One share for each 62.78 shares owned	One share for each 80.05 shares owned	One share for each 89.37 shares owned
% OF SHAREHOLDERS THAT REQUESTED DIVIDENDS IN SHARES	75%	79%	74%	47%
CASH SPENT (MILLON DOLLARS)	$49	$53	$78	$211

- **Repurchase of Shares:** The shareholders authorize the maximum amount available for the repurchase of shares. Repurchased shares are subtracted from the equity at the moment of

repurchase and are formally cancelled during the Shareholders' Annual Meeting. The following chart shows the investment in the repurchase of shares during the last four years (with values adjusted from the split conducted in 2006).

PROGRAM	*SHARE REPURCHASED (MILLIONS)*	*INVESTED AMOUNT (MILLION DOLLARS)*
2004	213	$ 353
2005	205	$ 431
2006	153	$ 448
2007	144	$ 569

WORKING CAPITAL

In 2007, the Company continued operating with negative working capital requirements, which has historically allowed for the self-financing of growth and modernization. The inventory balance as of December 31 amounted to $1.9 billion dollars, which was financed by accounts payable to suppliers totaling $2.3 billion dollars.

PROFITABILITY

RETURN ON EQUITY

The Return on Equity (ROE) for the year was 25.7%, some 50 basis points greater than the 25.2% obtained last year.

III) INTERNAL CONTROL

Having the highest regulation standards and an appropriate control atmosphere is fundamental to achieving the objectives established by Wal-Mart de Mexico.

The company's internal control assures:

- Assets safety
- Compliment of established policies
- Proper operations registry
- Reliable and timely information
- Prevention, identification and detection of frauds

The control of our operation is supported in several administrative systems in order to comply with fiscal requirements and obtain detailed information.

Our control processes are dynamic, continuously adapting to the changes in our environment:

1. Policies and procedures
    - Restrictive regulatory environment
2. Accounting control
    - Account catalog
    - Accounting guidelines and allocation of balance accounts
    - Monthly conciliations and exception reports
3. Duties segregation

As a Public Corporation, Wal-Mart de Mexico operates with the Corporate Best Practices

- Ethics Code
- The majority of the board members are independent directors
- Audit Committee
- Executive Committee
- Corporative Practices Committee
- Financial transparency and communication of relevant information
- Open-door policy; any associate can inform irregularities to higher hierarchy levels
- Since 2005 the company adopted the Sarbanes-Oxley law for its main Balance Sheet and P&L accounts. No significant gaps in internal control have been found.

D) CRITICAL ACCOUNTING POLICIES

We follow Mexican Financial Reporting Standards in preparing our financial statements. These principles require us to make certain estimates in some of the items. However, we do not have any Critical Accounting Policies.

4) ADMINISTRATION

A) INDEPENDENT AUDITORS

The Consolidated Financial Statements for the company and its subsidiaries as of December 31 of each year have been audited by Mancera, S.C., a member of Ernst & Young Global since 1998, and there were no adverse comments for any of the periods audited.

Approval of the Independent Auditor is the sole domain of the Board of Directors for **WALMEX**, after receiving the opinion of the Audit Committee.

The fees paid in 2007 to the Independent Auditor amounted to $ 1.2 million dollars for auditing and other services rendered.

B) OPERATIONS WITH RELATED PARTIES AND CONFLICTS OF INTEREST

There are operations conducted with Wal-Mart Stores, Inc., and other related parties. These consist of the purchasing of merchandise and the payment of services and royalties.

Accounts payable to suppliers and other accounts payable include the following balances owed related parties:

ACCOUNTS PAYABLE DUE TO RELATED PARTIES AS OF DECEMBER 31,

	THOUSANDS OF DOLLARS		
	2007	2006	2005
Accounts payable to suppliers:			
C.M.A. – U.S.A., L.L.C. (affiliated company)	Ps. 784,902	$ 912,816	$ 933,729
Other accounts payable:			
Wal-Mart Stores, Inc. (holding company)	Ps. 312,458	$ 288,674	$ 263,394

During the fiscal periods that ended on December 31st, the following operations were conducted with related parties:

OPERATIONS WITH RELATED PARTIES AS OF DECEMBER 31,

	THOUSANDS OF DOLLARS		
	2007	2006	2005
Imported merchandise for sale	Ps. 4,812,824	Ps. 4,703,245	Ps. 4,181,076
Technical assistance, services and royalties	Ps. 1,226,543	Ps. 1,130,093	Ps. 1,022,492

C) ADMINISTRATORS AND SHAREHOLDERS

The duties and powers of the Board of Directors are outlined in the Corporate Bylaws as can be seen in the following extract:

The Board of Directors shall be in charge of Corporate business, operations, actions and contracts related to the corporate purpose, with the exception of those deemed the sole domain of the General Regular or Special Assemblies by law or by the bylaws herein. Said Board shall represent the Corporation before any and all administrative and judicial authorities, with general proxy for acts of ownership and management and for collections, with no limits as per article two thousand five hundred and fifty-four of the Civil Code for Mexico City. It is also authorized to perform those duties stipulated by law as requiring special clause, including, but not limited to, the following powers:

- Perform actions strictly pertaining to ownership such as, sell, mortgage or in any other manner perform a transfer or lien, as well as lease or affect, corporation property.
- Accept money as a loan, pay guarantees, buy in installments and conduct credit operations without any limitations, including the signing and accepting of any manner of negotiable instruments and become a surety on behalf of the Corporation.
- Direct, manage and in general control corporate businesses and the administration of all its properties, overseeing compliance of all contracts and agreements that have been signed with the purpose of meeting corporate objectives.
- Prepare, approve and present to shareholders the yearly financial information document as required by law, and present to the shareholders the resolutions deemed appropriate with regards to income, profits and losses.
- Suggest plans and standards to be followed by the Corporation, especially with regards to purchase, sale, leasing, liens, mortgages and transfers of all manner of properties, real estate, rights and concessions, franchises, the securing of loans, and all other major administrative proceedings and problems.
- Freely appoint and remove proxies and other corporation officials and employees, grant them powers and modify the same but always setting the limits outlined under the Clause Seventeen, establish the emoluments and set the personal guaranty that should be paid to secure absolute compliance with obligations and approve the outside auditor the corporation, prior recommendation by the Audit Committee.
- Establish and close branch and agency offices for the Corporation.
- With limits established under Clause Seventeen, wholly or partially delegate powers to any person, entity, group of persons, managers or any other official or proxy, as well as granting general or special powers, legal mandates or administrative proxy for any period of time, and delegate to any person, whether a member or not of the Board of Directors, the power to confer or revoke general and special powers, and to perform any other proceeding that should be completed.
- To issue and convert shares when it does not imply changes to the Capital Stock.
- The non-delegable power to resolve the purchasing of representative shares of Capital Stock, through the Mexican Stock Exchange, at current market price, chargeable to Net Equity and, should the case arise, to Capital Stock; and its later placement among the investor community.
- The non-delegable power of the Board to approve operations not falling under the regular line of business and which would take place between the corporation and its partners with persons who are part of the corporate management, or with whom said persons have equity ties, or if applicable, blood ties or ties to the second degree, the spouse or common law spouse, and those transactions representing more than one percent of corporate assets. The purchase or sale of five percent or more of assets and the granting of guarantees for amounts exceeding five percent of assets.

- After having first received an opinion from the Audit and Corporate Practices Committees, decide on and approve those transactions that the Corporation or its Subsidiaries wish to execute with related parties or which compromise corporate wealth.
- Appoint among proprietary members the members for the Audit and Corporate Practices Committees. It shall be understood that both Committees can act as one, provided, however that provisions in Articles 41, 42 and 43 of the Securities Market Law are observed.
- All others conferred by national law and Company Bylaws that are not reserved as the sole domain of the shareholders.

The corporate administration shall be conducted by a Board of Directors and the CEO. Said board shall consist of the number of directors determined by the General Regular Shareholders' Assembly, and they shall be no more than twenty-one. Moreover, for each director, a corresponding alternate shall also be appointed.

The minority of shareholders representing at least 10% of the capital stock of subscribed shares shall be entitled to appoint or remove a member of the Board of Directors. Such appointment may only be revoked when the other members of the Board of Directors are removed, in which case, removed members shall not be appointed as such for a period of 12 months immediately following the date of removal.

Once the Board of Directors is duly formed, in its first meeting it should appoint among its members a Chairman. In addition, a secretary, an alternate secretary can be appointed, and a treasurer is optional, none of them shall be a Board member.

The Board has three committees, whose duty is to analyze in greater detail, matters pertaining to its sphere of action, and make suggestions to the Board so it may study the information and make the decision most suitable to creating the best possible value for all our shareholders.

AUDIT COMMITTEE

There are three Directors, all of them independent. Included among the primary responsibilities are appointing the Independent Auditor for the Company; establishing the fees; overseeing internal controls and ensuring they meet all applicable legal and accounting regulations; and reviewing related-party transactions conducted by the Company.

The Audit Committee is also empowered to review Financial Statements and ensure they reflect a true and accurate overview of the financial situation of the Company.

This Committee has the necessary procedures to receive, keep and respond to all complaints regarding accounting practices and controls, and all audit-related matters. There is a system in place that protects the anonymity of any and all persons who make complaints regarding accounting issues.

The Audit Committee is authorized and has the resources needed to retain legal counsel and any other outside consultant service required to meet its obligations.

The Chairman of the Audit Committee is different from the Chairman of the Board.

The following are Audit Committee requirements:

- All Audit Committee members are Independent Directors
- All members have experience in finance
- Independent auditors are not allowed to perform consultancy services for the Company
- The partner from the Independent Audit firm who renders an opinion on Financial Statements for the Company must be periodically changed
- The Audit Committee holds private meetings and receives periodic reports from Internal Audit, Legal and Compliance, and Ethical Behavior

CORPORATE PRACTICES COMMITTEE

There are three Directors, all of them independent.

The purpose of this committee is to reduce potential risks of conducting transactions that could compromise Company assets or that could favor a specific group of shareholders.

Its primary responsibilities are:

- Calling shareholder meetings and including all pertinent matters in the order fo business for the meeting
- Approving policies governing the use and possession of Company assets
- Authorizing related-party transactions, total compensation for the CEO, and all policies regarding total compensation for top management

EXECUTIVE COMMITTEE

The Executive Committee there consists of three Directors. Among their responsibilities is that of strategic planning for the Company.

The Corporation has a Vice-presidency in charge of legal matters and normative compliment. Among other duties, it must communicate and train the Company's personnel in the importance of following legal dispositions creating a culture of legal obedience. The progress of the program is informed periodically to the Audit Committee.

The area of internal audit is in charge of the following, among other things of: Evaluation of internal controls, periodical revisions and recommendations. This area also reports relevant matters regarding the business operation to the Audit Committee.

The Internal Audit area reports directly to the President of the Company and the Audit Committee.

FILE N°
82-4609

BOARD OF DIRECTORS, AS OF MARCH 12, 2008

CHAIRMAN OF THE BOARD

Ernesto **Vega** [7]
Board member since 2001

DIRECTORS

Susan **Chambers**
Board member since 2006

Leslie **Dash**
Board member since 2008

Michael T. **Duke**
Board member since 2006

John **Fleming**
Board member since 2006

Craig R. **Herkert**
Board member since 2001

Rafael **Matute**
Board member since 1998

Martha **Miller** [7]
Board member since 2007

Eduardo **Solorzano**
Board member since 2000

Lee **Stucky**
Board member since 2000

Blanca **Treviño** [7]
Board member since 2006

ALTERNATE DIRECTORS

Antonio **Echebarrena** [7]
Board member since 2006

Jose Angel **Gallegos**
Board member since 2004

Wan Ling **Martello**
Board member since 2006

Marc N. **Rosen**
Board member since 2001

SECRETARY

Jose Luis **Rodriguezmacedo**

ALTERNATE SECRETARY

Enrique **Ponzanelli**

CORPORATIVE PRACTICES COMMITTEE

Blanca **Treviño** [7], Chairperson
Martha **Miller** [7]
Ernesto **Vega** [7]

AUDIT COMMITTEE

Blanca **Treviño** [7], Chairperson
Martha **Miller** [7]
Ernesto **Vega** [7]

EXECUTIVE COMMITTEE

Michael T. **Duke**, Chairperson
Craig R. **Herkert**
Eduardo **Solorzano**

---

[7] *Independent Directors*

FILE N°
82-4609

ERNESTO VEGA

Born in Valle de Santiago, Guanajuato in 1937. He is a Public Accountant from Instituto Tecnologico Autonomo de Mexico (ITAM) and further business management education from IPADE.

He received the Rafael Mancera Ortiz award for Public Accountants. He was awarded ITAM's "Race to the Universe" for his outstanding career.

He has fifty years of experience in the financial sector, both for government agencies and private companies. From 1971 to date he has held several positions at DESC Group, where he became Vice President in charge of General Management.

He is currently retired, and is an Independent Director and member of the Audit and Corporate Practices Committees.

He also serves on the following Boards: Grupo Aeroportuario del Pacifico, S.A.B. de C.V., America Movil, S.A.B. de C.V., and Industrias Peñoles, S.A.B. de C.V. (as an alternate director).

SUSAN CHAMBERS

Executive Vice President, People Division, Wal-Mart Stores, Inc.

8 years of experience in the Company

Born in St. Joseph, MO, in 1957. Susan has a bachelor's degree in systems and data processing from William Jewell College in Liberty, Missouri.

She joined Wal-Mart Stores, Inc. in 1999. Since April 2006 she is the EVP for the People Division at Wal-Mart Stores, Inc. Susan is on the Kansas State University Business Advisory Board, the Advisory Council for Women Impacting Public Policy, and Leadership Council for New America Foundation. She is a board member of Arvest Bank and is also the Chair person of the Board of Corporate Advisory Council of the National Hispanic Leadership Institute.

LESLIE DACH

Executive Vice President, Corporative Affairs and Government Relations, Wal-Mart Stores, Inc.

2 years of experience in the Company

Born in New York City, in 1954. Leslie has a bachelor's degree in biology from Yale University. He also has a master's in public administration from Harvard University.

Prior to joining Wal-Mart Stores, Inc. in 2006 Leslie was vice chairman of Edelman, a major global communications firm. He joined Wal-Mart Stores, Inc. as Executive Vice President, Corporate Affairs and Government Relations.

He serves on the board of directors of the World Resources Institute. Leslie was also a lobbyist for the National Audubon Society and Environmental Defense, and the special assistant to the chairman of the U.S. Senate Agriculture Committee.

MICHAEL T. DUKE

Vice Chairman, Wal-Mart Stores, Inc. (Responsible for Wal-Mart International)

12 years of experience in the Company

Born in Atlanta, Georgia in 1949. His degree in Industrial Engineering is from Georgia Institute of Technology.

He joined Wal-Mart Stores, Inc. in 1995. He fills the position of Vice Chairman of the International Division since 2005.

He is a member of the Board of Directors of the US-China Business Council and for CIES The Food Business Forum. He is a member of the Board of Trustees of Morehouse College, as well as serving on the University of Arkansas Board of Advisors.

JOHN FLEMING

Executive Vice President and Chief Merchandising Officer, Wal-Mart Stores Division

7 years of experience in the Company

Born in Rochester, Minnesota, in 1958. He earned his degree in Science and Economics from The Colorado College. Fleming joined Wal-Mart Stores, Inc. in 2000 as Chief Merchant of Walmart.com. In 2002 he was promoted to President and CEO of Walmart.com. Under his supervision,

Walmart.com grew into one of the country's top three destinations for online sales. He was appointed Executive Vice President and Chief Merchandising Officer for the Wal-Mart Stores Division in 2007.

John worked for Target Corporation for 19 years before joining Wal-Mart. During his time there, he held various retail and merchandising positions in the department stores division. His final assignment was as Senior Vice President of Merchandising for Marshall Fields, responsible for the Fashion division.

CRAIG R. HERKERT

CEO, The Americas, International Division

7 years of experience in the Company

Born in Joliet, Illinois in 1959, Craig obtained his Bachelor's degree in Marketing from St. Francis College. He also has an MBA from Northern Illinois University. Prior to joining Wal-Mart in 2000, Craig was with Albertson's, Inc., in Boise, Idaho, in the position of Executive Vice President of Marketing.

Since 2004, he is Executive Vice President, President and CEO, the Americas, International Division. He is a member of the Board of the Council of the Americas (an international business organization whose members share a common commitment to economic and social development, open markets, the rule of law, and democracy throughout the Western Hemisphere).

RAFAEL MATUTE

Executive Vice President and CFO for Wal-Mart de Mexico

21 years of experience in the Company

Born in Mexico City in 1960. He earned his degree in Industrial Engineering from Universidad Panamericana in Mexico City. He also has an MBA from the Instituto de Estudios Superiores de la Empresa (IESE) in Barcelona, Spain. He studied Top Management at IMD in Lausanne, Switzerland, and at the Chicago Graduate School of Business in the United States.

He joined Wal-Mart de Mexico (previously known as CIFRA) in 1987. In 1998 he was promoted to Chief Financial Officer. He participated as member of the Advisory Board for Nacional Financiera, Banorte and Banco Nacional de Mexico (Citibank). Currently he is a member of the Board of Directors of Desarrolladora Homex.

MARTHA MILLER

Born in Mexico City in 1948. She has a degree from the Stanford University in Palo Alto, California.

Ms. Miller has 30 years experience in marketing and business management. She worked with Procter and Gamble from 1976 to 2001, where her last position was VP and Chief Executive for Market Development for Mexico and Central America.

From 2001 to 2005, she served on the Board of Directors of Grupo Aeroportuario del Sureste. Also, from 2004 to October 2007 she was member of the Board of Ryerson, Inc. Currently, she is a member of the Board of Nationwide Financial Services (Columbus, Ohio), Sally Beauty Holdings, Inc. (Denton, Texas), and Nestle Mexico. She is the first and only woman to join the "Businessman Hall".

EDUARDO SOLORZANO

CEO, Wal-Mart de Mexico

19 years of experience in the Company

Born in Managua, Nicaragua in 1957. He has a degree in Economics from the Instituto Tecnologico de Monterrey. He also has a Master's Degree in Economics from the Universidad de las Americas.

From 1985 to 1994, Eduardo held several management positions in Operations, Merchandising and Logistics. From 1994 to 1998 he was Commercial Director for Soriana. In 1998 he returned to Wal-Mart, and from 1998 to 2005 he held several positions, among them, those of Director of Food for Supercenter, VP for Supercenter, and Executive Vice President and COO. In February 2005 he was appointed CEO for Wal-Mart de Mexico. Additionally, he is a member of the Board of Directors for Wal-Mart Central America, as well as a member of the advisory board for IMCO (Mexican Institute for Competitiveness).

LEE STUCKY

Senior Vice President and Chief Administrative Officer, Wal-Mart International (Retired)

25 years of experience in the Company

Born in Wichita, Kansas, in 1948, Lee earned his degree in Education from Wichita State University. He joined Wal-Mart Stores, Inc. in 1981, serving in the Distribution and Transportation Division for his first 11 years, and then served for 2 years as the Director of Corporate Training and Development. In 1993, Lee joined the International Division where he served as Vice President of International Logistics, and in 1999 was promoted to Senior Vice President and CAO for Wal-Mart International. Lee retired from Wal-Mart in 2007.

BLANCA TREVIÑO

Born in Monterrey, Mexico in 1959. She has a degree in Computer Science from the Tecnologico de Monterrey. She has worked for Softtek for more than 20 years, where she has held several positions such as Team Leader, VP of Sales and Marketing, and Executive Director for the United States. She co-founded Softtek and has been CEO for the same company since August 2000. Softtek is the largest regional, private, IT service provider in all of Latin America.

She is a member of the Board of Directors of a number of organizations like Caintra and Coparmex, as well as from universities such as Universidad de Monterrey and Tec Milenio (part of the ITESM system). She is also the Chairperson of the Board for the Council of Science and Technology. She is an advisor for the government of the state of Nuevo Leon. In October 2007, Fortune magazine's 50 Most Powerful Business Women named her as one of four "Rising Stars".

FILE N°
82-4609

SENIOR OFFICERS, AS OF JUNE 1ST 2008)

EDUARDO SOLORZANO
Chief Executive Officer
51 years old and 19 years of experience in the Company.

VICTORIA ALVAREZ
Vice President, General Merchandise and Apparel, Self-Service Division
56 years old and 26 years of experience in the Company

RAUL ARGUELLES
Senior Vice President, Corporate Affairs and People Division
45 years old and 4 years of experience in the Company

ALVARO ARRIGUNAGA
Vice President, Merchandising, Bodega Aurrera
42 years old and 14 years of experience in the Company

MIGUEL BALTAZAR
Senior Vice President, Wal-Mart Supercenter and Superama
55 years old and 31 years of experience in the Company

ALEJANDRO BUSTOS
Vice President, Suburbia
56 years old and 36 years of experience in the Company

RUBEN CAMARENA
Vice President, People Division
51 years old and 18 years of experience in the Company

FEDERICO CASILLAS
Vice President of Finances, Banco Wal-Mart Adelante
46 years old and 19 years of experience in the Company

MARIO CHIU
Vice President, New Formats
61 years old and 1 year of experience in the Company

DAVID DAGER
Vice President, Merchandising, Food and Consumables
49 years old and 22 years of experience in the Company

XAVIER DEL RIO
Senior Vice President, Real Estate Negotiations
60 years old and 30 years of experience in the Company

ALBERTO EBRARD
Senior Vice President, Bodega Aurrera
47 years old and 15 years of experience in the Company

XAVIER EZETA
Senior Vice President, Real Estate Development
41 years old and 19 years of experience in the Company

JULIO GOMEZ
Senior Vice President, Banco Wal-Mart Adelante
60 years old and 2 years of experience in the Company

PABLO GUZMAN
Vice President, Vips and El Porton
43 years old and 15 years of experience in the Company

EDUARDO JUAREZ
Vice President, Internal Audit
59 years old and 30 years of experience in the Company

RAFAEL MATUTE
Executive Vice President and Chief Financial Officer
48 years old and 21 years of experience in the Company

IVONNE MONTEAGUDO
Vice President, Strategic Planning
42 years old and she joined in June 2008

GIAN CARLO NUCCI
Senior Vice President, Sam´s Club
38 years old and 15 years of experience in the Company

LAURENCE PEPPING
Vice President, Marketing
43 years old and 1 year of the experience in the Company

SCOT RANK
Executive Vice President and Chief Operating Officer
48 years old and 7 years of experience in the Company

JOSE LUIS RODRIGUEZMACEDO
Senior Vice President, General Counsel
52 years old and 4 years of experience in the Company

FARLEY SEQUEIRA
Vice President, Centralized Negotiations
44 years old and 15 years of experience in the Company

JOSE LUIS TORRES
Vice President, Operations, Bodega Aurrera
49 years old and 33 years of experience in the Company

MARIA DEL CARMEN VALENCIA
Vice President, Systems
40 years old and 20 years of experience in the Company

ROQUE VELASCO
Vice President, Administration
46 years old and 1 year of experience in the Company

SIMONA VISZTOVA
Senior Vice President, Retail Developement
40 years old and 16 years of experience in the Company

RODOLFO VON DER MEDEN
Vice President, Logistics
45 years old and 17 years of experience in the Company

No members of the Board or Executives are related to each other. No Director or Executive has significant holdings in the Company, either as individuals or as a group.

The total payment made from the Company to its Directors and main Executives during the year ended December 31, 2007 amounted to $ 18.2 million dollars. The payment made by the Company to the totality of its personnel, including its main Executives but excluding its Directors, consists of a fixed part and a variable component, represented by a bonus for results, whose amount depends on accomplishing the goals stated in the Business Plan for the year in question.

As of December 31, 2007, the Company had a Personnel Stock Option Plan, constituted by 129,544,739 **WALMEX** shares presented in the Balance Sheet of the Company at their purchase cost and restated according to the National Consumer Price Index. Said fund is to offer stock purchase programs to company Executives, pursuant to the authorization granted by the National Bank and Securities Commission and to that outlined in the company bylaws. During the period from January 1 to December 31, 2007, a total of 19,490,736 shares were assigned, and 14,765,841 shares were exercised. The Company purchased the stock necessary for this plan through the Mexican Stock Exchange. The stock holdings in the Personnel Stock Option Plan Fund represent only 1.6% of outstanding shares as of December 31, 2007.

Intersalt, S. de R.L. de C.V. is the majority shareholder of Wal-Mart de Mexico, S.A.B. de C.V., and its equity interests as of December 31, 2007 amount to 68.4% of the representative shares of the Capital Stock. The remaining shares trade freely in the Mexican Stock Exchange.

STOCK SITUATION AS OF DECEMBER 31, 2007

	MILLIONS OF SHARES	%
Intersalt, S. de R.L. de C.V.	5,798	68.4
Personnel Stock Option Plan Fund	130	1.6
Subtotal	5,928	70.0
Market	2,545	30.0
Total	**8,473**	**100.0**

In turn, Wal-Mart Stores, Inc. is the majority shareholder of Intersalt, S. de R.L. de C.V.

Wal-Mart Stores, Inc. is a U.S. Corporation listed in the New York and Pacific Stock Exchanges; its ticker symbol is WMT.

D) CORPORATE BYLAWS (IN FORCE AS OF MARCH 12, 2008)

1) Changed Corporate Bylaws

It was reformed the five clause on the Corporative bylaws of Wal-Mart de Mexico S.A.B de C.V. in order to modify the amount of the Capital stock shall be variable with a fixed minimum of TWO BILLION, TWO HUNDRED AND SIXTY THREE MILLION, TWO HUNDRED AND NINETY FIVE THOUSAND, SIX HUNDRED AND NINETEEN Mexican Pesos, without the right to withdrawal, represented by One billion, ninety-three million, eight hundred and eighty-one thousand, four hundred and thirty series "V" shares.

2) Corporate Bylaws

CHAPTER ONE
NAME, ADDRESS, PURPOSE, AND TERM

ONE.- The Corporation is to be named WAL-MART DE MEXICO. This name shall be employed always followed by the words SOCIEDAD ANONIMA BURSATIL DE CAPITAL VARIABLE, or with its abbreviation S.A.B. DE C.V.

TWO.- The legal domicile for the company shall be in Mexico City, Federal District, but representations or branch offices may be established or conventional domiciles may be stipulated in any other place within the Republic of Mexico or abroad.

THREE.- The purpose of the corporation is:

1. To build, acquire, or transfer property and use it, transfer it and lease it, and in general conduct any operation allowed by law with regards to said property.
2. Establish and use, lease out or be leased, purchase or transfer by means of any negotiable instrument, one or more businesses such as those known as stores, department stores, supermarkets, restaurants, Cafes, cafeterias, soda fountains or similar establishments, as well as any other business whose use is not the exclusive domain of the State, or Mexican corporations with an exclusion clause for foreign nationals, or which requires more than fifty-one percent of Mexican capital.
3. To purchase, sell, manufacture, outsource, import and export any manner of national and foreign products or merchandise, or market the same either directly or through third parties.
4. Enter into general commercial transactions with any type of negotiable instruments, issued either by Mexican or foreign corporations and in particular the purchasing of stock or corporate shares in commercial or industrial ventures, including the temporary purchase of stock issued by the Corporation itself, charged to the capital stock and if the case, a reserve fund stemming from net earnings for the purpose of purchasing own shares, in compliance with legal requirements regarding the purchase of stock or shares. Any companies in which Wal-Mart de Mexico, S.A.B. de C.V., is a majority shareholder shall not directly nor indirectly invest in shares of the same, nor in any other company who is a majority shareholder for Wal-Mart de Mexico, S. A. B. de C.V., except in the case when the shares are purchased to comply with granted stock options or which can be given to the employees of said companies, if and only if the shares held do not exceed twenty-five percent of the total shares in stock of the corporation.
5. Conduct all manner of commercial commission operations and mediation in commercial businesses, pursuant to that outlined in the previous paragraphs.
6. Directly or through third parties, build, install and operate workshops, laboratories, retail shops and warehouses with the purposes outlined in the previous paragraphs.
7. Render legal, financial, economic and administrative professional services, and in general services of any type to all manner of companies, either commercial or industrial, as well as to individuals or corporations.
8. Execute all manner of contracts with individuals or corporations to direct, manage, finance, establish or run any type of commercial or industrial company.
9. Sign all manner of contracts as corporations or partnerships with individuals or corporations required to meet the purposes of the Company.
10. Issue, purchase, sell and endorse all manner of credit instruments and securities permitted by law; give all manner of real or personal guarantees, and enter into mortgage, guarantee and surety agreements.
11. Perform all legal proceedings and enter into any and all agreements and contracts that are directly or indirectly related to the purpose of the Company.

FOUR. – The term of the Corporation shall be ninety-nine years beginning on the eighth day of March, in the year nineteen hundred and ninety-three.

CHAPTER TWO
CAPITAL STOCK AND SHARES IN STOCK

FIVE. – Capital stock shall be variable with a fixed minimum of TWO BILLION, TWO HUNDRED AND SIXTY THREE MILLION, TWO HUNDRED AND NINETY FIVE THOUSAND, SIX HUNDRED AND NINETEEN Mexican Pesos, without the right to withdrawal, and an unlimited variable amount.

Capital stock shall be divided into two classes of shares:

A).- Class one, consisting of representative shares of minimum capital, and

B).- Class two, comprising representative shares of variable capital.

The aforementioned classes correspond to a single series, free subscription nominal shares, identified as Series "V", which shall represent one hundred percent of the shares and which may be subscribed or purchased by local or foreign individuals or companies.

The minimum capital stock shall be represented by One billion, ninety-three million, eight hundred and eighty-one thousand, four hundred and thirty series "V" shares, non par value, wholly subscribed and paid in full. Said amounts may vary due to the repurchase of own shares by the Company, informing the Annual Regular Shareholders' Assembly of said decision.

Capital shall be subject to increases due to later contributions from partners or from admitting new partners, and due to the presumptions set forth in Article one hundred and sixteen of the General Corporation and Partnership Law. Moreover, the capital can be subject to reductions due to partial or complete withdrawals of contributions and because of reimbursements to shareholders and to absorb losses.

Increases and/or reductions to the capital stock shall be approved by the General Regular or Special Shareholders' Assembly, as deemed best. Said increase or reduction shall then be included in the minutes of the corresponding meeting, except in those cases when the increases or reductions derived from the purchase of the Corporation's own shares.

SIX.

1. All the shares into which the capital stock is divided are registered, indivisible, and with no par value. Shares confer rights on the holders and make them liable to those obligations corresponding to common stock.

The Corporation shall keep a shares record containing the data required by article one hundred and twenty-eight of the General Law on Comercial Enterprises. The Corporation will consider as owner of said registered shares whomever appears as such in the aforementioned record. To this end, the corporation must record the transfers performed at the request of any holder.

2. Printed instruments shall represent all shares. Provisional certificates may be issued until definitive instruments are printed.

3. The provisional certificates and definitive instruments for the shares representing the capital stock must be consecutively numbered and may guarantee one or several shares. They must contain all that is required by article one hundred and twenty-five of the General Law on Commercial Enterprises. Clauses five, six and twenty-five herein must be printed to the letter on them. They must have two written or facsimile signatures of either the Chairman or CEO if a board member, or secretary or alternate secretary for the Board of Directors of the corporation, or that of two members of said board as appointed by the board for said purpose. They shall also include an attachment of coupons duly numbered upon request of the owner. The instruments or provisional stock certificates may be exchanged for others of different denominations, but only if the new instruments or certificates guarantee the same number of shares as those given in exchange. Should the instruments or provisional certificates be lost, stolen or destroyed, they may be replaced pursuant to that set forth under Heading One, Chapter Roman Numeral One, Paragraph Two of the General Law on Credit Instruments and Operations, where expenses for said replacement to be covered by the owner of said certificates or instruments.

FILE N°
82-4609

CHAPTER THREE
GENERAL SHAREHOLDERS' ASSEMBLY

SEVEN.

1. The supreme authority for the Corporation is the General Shareholder Assembly, who shall hold either regular or special meetings.

2. The regular shareholder assembly should meet:

I. To become familiarized with the matters outlined under article one hundred and eighty-one of the General Law on Commercial Enterprises.

II. To approve the purchase or transfer of shares and in exercise of the right of withdrawal under the following circumstances:

a) When the purchase value for shares from another corporation, due to one or several simultaneous or successive purchases, exceeds twenty percent of the book value for Wal-Mart de Mexico Sociedad Anonima Bursatil de Capital Variable, according to the latest financial statement for the Corporation. Assembly approval is not required when purchasing shares from other corporations whose activities are similar to the industrial, commercial or service-related activities of Wal-Mart de Mexico Sociedad Anonima Bursatil de Capital Variable.

b) When the transfer value for stock from another corporation, due to one or several simultaneous or successive transfers, exceeds twenty percent of book value according to the latest financial statement for Wal-Mart de Mexico, Sociedad Anonima Bursatil de Capital Variable. Prior approval by the assembly shall be required if the share transfer implies, due to one or several simultaneous or successive operations, the loss in control by the Corporation, whose activities are similar to the industrial, commercial or service-related activities of Wal-Mart de Mexico, Sociedad Anonima Bursatil de Capital Variable.

c) When the right to withdraw variable capital of another corporation, due to one or several simultaneous or successive transactions, and the reimbursement of shares whose value exceeds twenty percent of the book value according to the latest financial statement for Wal-Mart de Mexico, Sociedad Anonima Bursatil de Capital Variable, prior approval from the Assembly shall also be required when said withdrawal implies, due to several simultaneous or successive transactions, loss of control over the Corporation, whose activities coincide with the industrial, commercial or service-related activities conducted by Wal-Mart de Mexico, Sociedad Anonima Bursatil de Capital Variable.

III. In cases required, to present the amount of capital stock that could be affected by the purchase of own shares as well as the maximum net equity amount, with the only limitation being that the sum of the resources allocated for that purpose shall under no circumstances exceed the total balance for net earnings for the Corporation.

IV. To appoint and remove the Chairman of the Audit Committee Chairman as well as the Chairman of the Corporate Practices Committee.

V. Any other matter not established by law or by the Bylaws herein as being the sole domain of the General Special Shareholders' Assembly.

3. The general Regular Assembly Meetings may be held at any time but must meet at least once a year within four months after the close of the corporate period. The general regular assembly that is informed of the results of the period must in turn present a report pursuant to that outlined under article one hundred and seventy-two of the General Law on Commercial Enterprises. Said report shall be in regards to the prior corporate period for the company or companies for which Wal-Mart de Mexico, Sociedad Anonima Bursatil de Capital Variable owns fifty percent or more of shares and when the purchase value has exceeded twenty percent of the book value for the controlling company upon close of the corporate period. In addition, the shareholders shall receive a report from the Audit Committee and the Corporate Practices Committee. Both may hold sessions together with the same attendees.

4. The General Regular Assembly meetings shall be considered legally held at the first call to the same when at least half of the shares in capital stock are represented and the decisions made shall be considered valid when arrived at through a majority of votes of those present at said meetings. Should it not be possible for the Assembly to meet on the date designated, a second call shall be

made and shall be designated as such. Said meeting may be held and considered as legal with as many shares that are represented and decisions made shall be considered as valid when arrived at through a majority vote of those present.

5. Special General Assembly meetings shall deal with the following matters as per that outlined under article one hundred and eighty-two of the General Law on Commercial Enterprises:

I. An extension of Corporate duration;

II. Termination of the Corporation in advance of agreed upon date;

III. Increase or reduction in Capital Stock;

IV. Changes to the Corporate purpose;

V. A change in Corporate nationality;

VI. Transformation of the Corporation;

VII. Corporate mergers or break-up;

VIII. Issuance of preferred stock;

IX. Amortization by the Corporation of own shares, issuance of common stock for preferred stock called in;

X. Issuance of bonds; and

XI. Any other change to the corporate contract.

In addition to the matters listed above, the Special General Assembly meetings must deal with the following:

a) Legal restructuring of the corporation.

b) Changes to the rights of any corporate stock. Special General Shareholder meetings are considered legally constituted, in the case of a first call, when at least seventy-five percent of shares are represented. The decisions made are considered valid if approved by shareholders holding at least half of said shares. In the case of second or later calls, the Special General Shareholder meetings are considered legally constituted when at least fifty percent of shares are present. Their decisions are considered valid if approved by shareholders representing at least fifty percent of stock.

6. Should the General Regular Assembly need to deal with matters that according to the Bylaws herein are the domain of the special shareholders' assemblies due to reforms made to articles one hundred and eighty-one and one hundred and eighty-two of the General Law on Commercial Enterprises, the same quorum and the same majority rule as that outlined under paragraph five above are required for decisions to be deemed valid.

EIGHT.-

General Shareholders' Assemblies shall be held according to the following rules:

1. - Meetings are to be held at the corporate legal domicile, with the exception of unforeseeable circumstances or cases of force majeure. The call to meeting shall be made by the Board of Directors. Said call shall be published in the Official Daily Gazette or in a major newspaper obtained in the place of the legal domicile. Said call is to be published at least fifteen days prior to the meeting, with the exception of that set forth under clause seven, paragraph two, subparagraph Roman numeral two of the Bylaws herein, whereby the minimum notice shall be five days prior to the meeting. The call to meeting shall include the date, time and place of the assembly, the Order of Business, and shall be signed by whom makes said call. During the aforementioned period of time, the books and documents related to the purpose of the Assembly meeting shall be made available at corporate offices for any and all shareholders to be able to consult and, if applicable, shall include the Financial Information Document with its corresponding attachments.

2. - When the attendees at the Assembly represent the totality of stock issued, the call shall not be necessary. Nor shall it be necessary when an Assembly is suspended for whatever reason and is to continue on a different date and time. In both cases, it shall be noted in the corresponding Minutes.

3. - The owners of stock may attend assembly meetings in person or through general or special proxy, where in the latter case only a power of attorney signed by said Shareholder is required.

4. - In order to attend the Assembly meetings, shareholders must present, a minimum of two days prior to the date of the meeting, proof of ownership of one or more shares. Said proof may be the instrument itself or certification from some National or Official Credit Institution authorized for deposit in the sense that said instrument or instruments are in deposit and that the person mentioned in the proof of deposit issued by the institution has the right to represent the stock registered by the instrument or instruments.

5, Before calling the meeting to order, the presiding official shall appoint one or more examiners who shall verify the number of shares in stock represented and shall make a list of the attendees, listing the number of shares each represents.

6. Once necessary attendance or quorum is established, the Chairman shall call the Assembly meeting to order and shall proceed to cover the Order of Business, presiding over all agreements and debates.

7. The Chairman of the Board of Directors shall preside over the Assembly meeting and should he be absent, the person elected by the Assembly itself. The Secretary for the Assembly shall be the Secretary of the Board of Directors. If absent, the person elected by the Assembly itself.

8. The Secretary shall keep the Minutes and create a file for the same. The file shall contain the following:

a) A copy of the newspaper in which the call to meeting was published, should it be the case.

b) The attendance list of owners of stock.

c) The powers of attorney presented or the extract of the document used as proof certified by the Secretary or Examiner.

d) A copy of the minutes of the Assembly meeting.

e) All reports, opinions and any and all documents presented during the Assembly meeting.

f) Certification by the Secretary that provisions in paragraph III of Article 49 in the Securities Market Law has been observed.

9. - Should for any reason the call to order for a legally established Assembly meeting not be performed, a document stating the same with the corresponding reasons is required. A file of the same shall be kept as per paragraph eight above.

10. - The decisions made by the General Assembly are legally binding for all shareholders in terms of the document herein. This includes opposing votes and those not present. There shall be no later recourse and the decisions are considered definitive. The Board of Directors is thereby authorized to act on the agreements, pronounce judgment and conduct the necessary measures or enter into the necessary contracts that are required for full compliance with agreements approved by the Assembly.

11. Shareholders who own twenty percent or more of the capital stock may judicially oppose to the decisions reached by the Assembly.

12. Shareholders that own ten percent of the Corporation's capital stock may request that the vote of an issue, for which they deem no sufficient information has been provided, is postponed for three calendar days without the need for a new call.

13.- If a General Regular or Special Shareholders' Assembly, duly called, were not to have the necessary quorum, the call would be repeated with the same requirements and the same time periods outlined under paragraph one of this clause. An Assembly meeting stemming from a second or later call shall be held if and only if the numbers of shares in stock represented are those established under clause seven of these Bylaws, and shall be applicable for all types of Assembly meetings.

CHAPTER FOUR

CORPORATE ADMINISTRATION

NINE.- The corporate administration shall be conducted by a Board of Directors and the CEO. Said board shall consist of the number of directors determined by the General Regular Shareholders' Assembly, and they shall be no more than twenty-one, at least twenty-five percent of which shall be independent directors. Moreover, for each director, a corresponding alternate shall also be appointed. Alternates for independent directors shall be independent as well.

TEN.- The Board of Directors shall be in charge of Corporate business, operations, actions and contracts related to the corporate purpose, with the exception of those deemed the sole domain of the General Regular or Special Assemblies by law or by the bylaws herein. Said Board shall represent the Corporation before any and all administrative and judicial authorities, with general proxy for acts of ownership and management and for collections, with no limits as per article two thousand five hundred and fifty-four of the Civil Code for Mexico City. It is also authorized to perform those duties stipulated by law as requiring special clause, including, but not limited to, the following powers:

a) Perform actions strictly pertaining to ownership such as, sell, mortgage or in any other manner perform a transfer or lien, as well as lease or affect, corporation property.

b) Accept money as a loan, pay guarantees, buy in installments and conduct credit operations without any limitations, including the signing and accepting of any manner of negotiable instruments and become a surety on behalf of the Corporation.

c) Direct, manage and in general control corporate businesses and the administration of all its properties, overseeing compliance of all contracts and agreements that have been signed with the purpose of meeting corporate objectives.

d) Prepare, approve and present to shareholders the yearly financial information document as required by law, and present to the shareholders the resolutions deemed appropriate with regards to income, profits and losses.

e) Suggest plans and standards to be followed by the Corporation, especially with regards to purchase, sale, leasing, liens, mortgages and transfers of all manner of properties, real estate, rights and concessions, franchises, the securing of loans, and all other major administrative proceedings and problems.

f) Freely appoint and remove proxies and other corporation officials and employees, grant them powers and modify the same but always setting the limits outlined under the Clause Seventeen, establish the emoluments and set the personal guaranty that should be paid to secure absolute compliance with obligations and approve the outside auditor the corporation, prior recommendation by the Audit Committee.

g) Establish and close branch and agency offices for the Corporation.

h) With limits established under Clause Seventeen, wholly or partially delegate powers to any person, entity, group of persons, managers or any other official or proxy, as well as granting general or special powers, legal mandates or administrative proxy for any period of time, and delegate to any person, whether a member or not of the Board of Directors, the power to confer or revoke general and special powers, and to perform any other proceeding that should be completed.

i) To issue and convert shares when it does not imply changes to the Capital Stock.

j) The non-delegable power to resolve the purchasing of representative shares of Capital Stock, through the Mexican Stock Exchange, at current market price, chargeable to Net Equity and, should the case arise, to Capital Stock; and its later placement among the investor community.

k) The non-delegable power of the Board to approve operations not falling under the regular line of business and which would take place between the corporation and its partners with persons who are part of the corporate management, or with whom said persons have equity ties, or if applicable, blood ties or ties to the second degree, the spouse or common law spouse, and those transactions representing more than one percent of corporate assets. The purchase or sale of five percent or more of assets and the granting of guarantees for amounts exceeding five percent of assets.

l) After having first received an opinion from the Audit and Corporate Practices Committees, decide on and approve those transactions that the Corporation or its Subsidiaries wish to execute with related parties or which compromise corporate wealth.

m) Appoint among proprietary members the members for the Audit and Corporate Practices Committees. It shall be understood that both Committees can act as one, provided, however that provisions in Articles 41, 42 and 43 of the Securities Market Law are observed.

n) All others conferred by national law and Company Bylaws that are not reserved as the sole domain of the shareholders.

ELEVEN.

1. The members of the Board of Directors shall be appointed as outlined under Clause Nine and shall hold that position for the time period established by the assembly, until such time as replacements have been elected and assume their duties. Notwithstanding, a duly called Shareholders' Assembly may revoke the appointment of one or more Directors.

The Board of Directors may appoint provisional directors pursuant to, and for the purposes set forth in Article 24 in the Securities Law.

2. The members of the Board of Directors shall deposit with the Corporation Treasury the amount of one thousand pesos or shall produce a guarantee for said amount, to the satisfaction of the Assembly. Said amount deposited or in guarantee is to cover the liability that could be incurred during the performance of their duties. Notwithstanding, the shareholders may demand a larger or different amount.

3. The directors shall be appointed through the majority rule of stock present during the General Regular Shareholders' Assembly.

4. The minority of shareholders representing at least ten percentage of the capital stock of subscribed shares shall be entitled to:

a) Appoint or remove a member of the Board of Directors. Such appointment may only be revoked when the other members of the Board of Directors are removed, in which case, removed members shall not be appointed as such for a period of 12 months immediately following the date of removal.

b) Request the Chairman of the Board of Directors or the Chairman of the Committees to enforce corporate and audit practices, at any moment, and call for a general shareholders' assembly.

5. If upon holding elections as per that outlined under paragraph three of this clause, a minority shareholder or group of minority shareholders exercise the right during any shareholder assembly, as outlined under paragraph four above regarding the appointment of a Director and the corresponding Alternate Director for a given corporate period or part of one, said minority shareholder or group of minority shareholders may not vote during the appointment of the rest of the Directors for the same complete or partial period.

TWELVE.

1. The Board of Director meetings shall be held at the corporate domicile, in the branch offices or agencies that have been set up anywhere else in Mexico that the board may designate.

Decisions may be unanimously made outside of board sessions, and these decisions shall have the same validity as if they had been made during board meetings. In this case, these decisions may be made regardless of the location of each board member, and of the means used for communication. Said decisions should be confirmed in writing, and shall be set down in the book containing board minutes and be duly signed by the chairman and secretary or alternate secretary.

2. Board of Director meetings may take place at any moment called by the chairman, the secretary, the alternate secretary, the Audit and Corporate Practices Committees or twenty-five percent of the directors, either in writing or through any other means at least five days prior to the meeting date, specifying the time, date and the Order of Business.

The Board of Directors must meet at least four times a year.

3. The Board members may waive in writing the need for a call to meeting and when a Director is present, it shall be considered as a waiver to the call.

4. With the exception of cases that will be outlined further in this same paragraph regarding the establishing of a quorum for any Board of Directors meeting, a minimum of one half plus one directors or alternates for the same must be present. Decisions regarding all matters in the domain of the Board and listed on the Order of Business shall be considered approved when at least one half plus one of Directors or Alternates issues a positive vote. To deal with and legally arrive at a decision on the matters listed below, the Chairman of the Board must be present, in addition to at least half of the Directors or Alternate Directors. Decisions are considered approved with a positive vote of the Chairman and at least half of the Directors or Alternate Directors. These matters are:

a) Any operation meant to purchase or acquire by whatever instrument, to sell or transfer any instrument regarding fixed assets of corporate property or to enter into any permanent investment exceeding twenty-five percent of book value according to the latest Financial Information statement approved by the shareholders.

b) Incur debts with an expiration date beyond twelve months and in excess of twenty-five percent of Net Equity according to the latest Financial Information document approved by the shareholders.

c) Grant guarantees, liens, mortgages and other securities of any kind in excess of twenty-five percent of Net Equity according to the latest financial information document approved by the shareholders.

d) The appointment or removal of the Chairman of the Board and the company CEO, as well as the granting or revoking of their respective powers.

e) Supply instructions regarding the form and terms for issuing votes on shares pertaining to the Corporation, in General Regular and Special Assemblies, for those companies where it is majority shareholder. In the case of a tie, the Chairman of the Board shall have the deciding vote.

5. There is to be official Minutes recorded for every Board of Directors meeting and the same is to be kept in the Document Book, and is to be signed by the Chairman and Secretary or alternate Secretary of the Board.

6. The Directors are to receive fees for their services as such. Said fees are to be set by the General Shareholders' Assembly. In addition, travel expenses incurred by Company operations are to be paid, as well as travel expenses to and from the place where the meeting is to be held.

7. Board members are in charge of decisions made regarding matters outlined under section k) of clause ten, with the exception of that stated under article one hundred and fifty-nine of the General Law on Commercial Enterprises.

8. The members of the Board of Directors and the CEO shall meet due diligence and loyalty duties as set forth in Articles 30, 31, 32, 34, and 35 of the Securities Market Law, and shall refrain from engaging in behaviors that may be deemed illicit deeds or actions pursuant to Article 36 of the Securities Market Law.

CHAPTER FIVE
OFFICIALS

THIRTEEN.- Once the Board of Directors is duly formed, in its first meeting it should appoint among its members a Chairman. In addition, a secretary, an alternate secretary can be appointed, and a treasurer is optional, none of them shall be a Board member.

FOURTEEN.- The duties and obligations for the Chairman of the Board are as follows:

I. Preside over General Shareholder Assemblies and ensure compliance with resolutions when a special executor is not appointed.

II. Make calls to Board of Director meetings, preside over the same and ensure compliance with resolutions when a special executor is not appointed.

III. Sign Minutes for Shareholder Assemblies and Board meetings presided over, as well as copies of said documents when issued upon request of interested parties.

IV. Supervise strict compliance with the Corporation Bylaws and all agreements approved by board assemblies and committees.

V. On a yearly basis, produce a detailed report for the Shareholders on the state of affairs of the Corporation.

VI. Any other duties and obligations granted or imposed by the Board of Directors.

FIFTEEN.- Should the Board of Directors decide to create the position of Treasurer, the latter shall have the following duties and obligations:

I. The safekeeping of corporate funds and supervises management and investment of the same.

II. The safekeeping of shares and cash deposited by the Directors, CEO and other officials, guaranteeing proper management, or the security policies and issuing the corresponding receipts.

III. Supervise that corporation accounting be properly conducted and that applicable tax provisions be strictly followed.

IV. Ensure that the annual Financial Information document be properly prepared and presented in a timely manner to the Board for approval, who in turn must obtain the opinion of the legal entity who is to prepare the audit for the Corporation and present information to the General Regular Shareholders' Assembly.

SIXTEEN.- The Secretary and the alternate secretary for the Board of Directors shall be in charge of the following:

1. Perform the duties appointed during Shareholder Assemblies and Board meetings, in addition to taking the Minutes for both, and signing the same together with the Chairman of the Board.

2. Keep the record book for Shareholder Assemblies and Board of Director meetings, as well as the Record for Registered Shares and the Record for Increases and Reductions in Capital Stock.

3. Supply, upon request, to those with right to the same, copies of documents recorded in said books, and documentation related to the corporation, as well as to subscribe certificates and communiqués in compliance with regulations applicable to limited liability stock corporations trading in the stock market.

4. Notarize the decisions reached by the Board of Directors and Shareholders' Assemblies, and those decisions that under the applicable law are required to be notarized.

SEVENTEEN.- The Board of Directors may freely appoint and remove the CEO and relevant executive officers, who may or may not be a shareholder, and who shall have the obligations, rights and compensation allocated and those stated by law; additionally they shall guarantee the proper management in keeping with the same manner conduct observed by Directors. The attributions granted to said CEO as well as to any other official employed by the corporation shall always be limited to prior authorization by the Board, as per that contained under clause twelve, paragraph four of the bylaws herein. The duties for the Directors and CEO shall be compatible and may be performed by one same person, and in such case, the aforementioned guarantee need only be produced one single time.

The CEO shall perform management, administrative and business execution activities on behalf of the Corporation and the legal entities controlled by the same, as well as those activities described in Articles 44, 45, 46 and those applicable under the Securities Market Law.

EIGHTEEN.- The CEO, or in his absence, the Board, may freely appoint and remove one or more Managers, Assistant Managers and Proxies for the corporation, and who may or may not be shareholders. They are to be instructed on their authorizations, obligations and emoluments, with clear indication given of the scope of their attributes so their duties may be properly conducted in the businesses and places that the Board itself designates.

CHAPTER SIX
SUPERVISION OVER THE CORPORATION

NINETEEN.- Supervision over the corporation shall be the responsibility of the Board of Directors, through the Audit and Corporate Practices Committees, which shall consist of at least three regular directors, who shall be independent. In addition, they shall perform surveillance activities on the legal entity that conducts the outside audit for the Corporation. The members of the Audit and Corporate Practices Committees shall be annually appointed by the Board of Directors and shall perform the

activities contemplated in Articles 42 and 43 in the Securities Market Law. They shall hold their positions for one year or until proper replacements have been appointed and can assume the position.

CHAPTER SEVEN
PROFITS AND RESERVE FUND

TWENTY. - Upon close of each fiscal year, the Financial Information document shall be prepared within the following three months, presenting the same to the General Shareholders' Assembly for their approval regarding net profits. Once the Shareholders' Assembly has approved inventory and the financial information document, the following distribution is in order:

a) A minimum of five percent is to be set aside for the reserve fund as per that stipulated under article twenty of the General Law on Commercial Enterprises, until said fund amounts to twenty percent of capital stock. Said amounts are also to be used to create any other fund approved by the General Assembly.

b) The remaining profits shall be used as agreed by the General Regular Shareholders' Assembly. When so instructed to do so, the Board of Directors may at any time pay dividends on profits earned according to the Financial Information documents approved by the shareholders. All dividends decreed and not collected by shareholders within a period of five years shall be deemed waived in favor of the corporation.

c) When so decreed by the General Special Shareholders' Assembly, the corporation may proceed to amortize shares with distributable profits by following the rules set forth under the General Law on Commercial Enterprises.

CHAPTER EIGHT
CORPORATION TERMINATION AND SETTLEMENT

TWENTY-ONE.- The corporation shall be terminated upon expiration of the time period mentioned under clause four, unless said period is extended prior to its expiration date by agreement reached during a Special Shareholders' Assembly meeting or prior to said expiration for any of the reasons outlined under article two hundred and twenty-nine of the General Law on Commercial Enterprises.

TWENTY-TWO.- After completing the termination of the Corporation by the Shareholders' Assembly, one or two liquidators shall be appointed. They shall conduct settlement procedures for the same and distribute the products among the shareholders in the exact same proportion of the shares in stock each possesses. Said liquidators shall be fully empowered to perform the settlement, collect all amounts due the Corporation and pay all amounts owed. They are to initiate any and all forms of suits and follow through on the same to conclusion with the full general legal powers of attorney pursuant to articles two thousand five hundred and fifty-four and two thousand five hundred and eighty-seven of the Civil Code for Mexico City. They are equally authorized to cancel mortgages and other liens; settle disputes and sell properties or securities of any kind. With regards to any powers and obligations not specifically set forth in these bylaws, the liquidators shall have all those conferred by articles two hundred and forty-two and those that follow under the Law on Commercial Enterprises.

TWENTY-THREE.- The shareholders shall be responsible for corporation losses only in the amount of the value of their respective subscribed shares in stock, regardless of non-payment of the same.

TWENTY-FOUR.- The founding partners as such do not set aside any special sharing of profits.

CHAPTER NINE
GENERAL PROVISIONS

TWENTY-FIVE.- Any foreigner who during the incorporation or at any later period acquires interests or shares in the Corporation shall, by virtue of either fact, be considered as a Mexican and it shall be understood that said foreigner agrees not to invoke the protection of his/her government. Should this condition be breached, he/she shall lose said interests or shares in favor of the Mexican nation.

TWENTY-SIX.- Corporate periods for the Corporation shall begin on January first and end on December thirty-first of each year.

TWENTY-SEVEN.- For the purpose of canceling stock of the Registry, pursuant to terms in Article 108, section II in the Securities Market Law, the Corporation shall be excluded from tendering the public offering set forth in said legal provision; provided however the Corporation proves to the Commission that shareholders, representing at least ninety-five percent of the Corporate Capital Stock, have given their consent through agreement reached by the assembly, that the amount offered for publicly traded shares is less than 300,000 investment units. In addition to the fact that, the Corporation shall create a trust as contemplated in the last paragraph of section II of Article one hundred and eight, and notify that the cancellation and creation of the hereinbefore mentioned trust through the SEDI.

TWENTY-EIGHT.- In addition to the legal provisions under which the Corporation can be dissolved, a special cause for dissolution shall be that the Capital Stock of the Corporation, set forth in Clause Five herein, drops below Fifty Thousand Pesos.

TWENTY-NINE.- Any case not specifically contemplated in this document, the provisions in the Securities Market Law and the General Law shall apply.

FILE N°
82-4609

5) STOCK MARKET

A) STOCK STRUCTURE

Wal-Mart de Mexico stock trades in the Mexican Stock Exchange under the **WALMEX** ticker symbol.

STOCK STRUCTURE
AS OF DECEMBER 31, 2007
MILLIONS OF SHARES

SERIES		NUMBER OF SHARES	%
"V"	Free subscription, with voting rights	8,473	100

The company has a sponsored ADR program on its series "V" shares. The depositary bank is The Bank of New York.

B) STOCK PERFORMANCE IN THE SECURITIES MARKET[8]

RELEVANT STOCK INDICATORS

	2007	2006	2005	2004	2003
Maximum Price	49.36	47.56	31.18	19.78	16.93
Minimum Price	34.31	26.23	18.92	15.86	11.64
Closing Price	37.69	47.56	29.51	19.15	16.02
Volume (millions)	3,223.8	2,213.2	2,423.9	2,424.8	1,803.4

RELEVANT STOCK INDICATORS 2007

	QUARTER			
	1ST	2ND	3RD	4TH
Maximum Price	49.36	48.61	41.87	46.88
Minimum Price	42.45	40.02	34.31	37.03
Closing Price	47.14	40.98	40.18	37.69
Volume (millions)	797.0	912.9	824.7	689.2

RELEVANT STOCK INDICATORS 2006

	QUARTER			
	1ST	2ND	3RD	4TH
Maximum Price	31.22	34.52	38.48	47.56
Minimum Price	28.21	26.23	30.09	35.82
Closing Price	28.76	31.18	37.41	47.56
Volume (millions)	458.8	795.2	457.2	502.0

[8] For purposes of comparison, all values have been adjusted according to the split on February 9, 2006.

RELEVANT STOCK INDICATORS (JULY 2007 – DECEMBER 2007)

	JULY	AUGUST	SEPTEMBER	OCTOBER	NOVEMBER	DECEMBER
Maximum Price	41.85	40.25	41.87	46.88	42.32	42.88
Minimum Price	37.13	34.31	38.29	41.52	37.03	37.69
Closing Price	39.93	39.26	40.18	43.21	39.44	37.69
Volume (millions)	293.2	305.1	226.4	307.7	211.2	170.3

FILE N°
82-4609

6) PEOPLE IN CHARGE

"The undersigned hereby swear that in the scope of our respective duties, we have prepared information on the issuer contained in the present yearly report and it is to the best of our knowledge a reasonable reflection of its situation. In addition, we hereby claim to know of no deliberate omission or altering of relevant information in this annual report, which could lead to errors by investors."

Jose Luis Rodriguezmacedo
Senior Vice President and
Legal Director

Rafael Matute
Executive Vice President and
CFO

Eduardo Solorzano
Chief Executive Officer

Date: June 23, 2008

FILE N°
82-4609

"The undersigned hereby swears that opinion was rendered on the financial statements contained in the present annual report for Wal-Mart de Mexico, S.A.B. de C.V., and subsidiaries, as of December 31, 2007 and 2006 and for the years ending on these dates, according to generally accepted auditing standards in Mexico. In addition, I hereby claim that within the scope of the work performed to render the aforementioned opinion, to my knowledge no relevant financial information contained in this annual report was deliberately omitted or altered, and that said report contains no information that could lead to errors by investors."

Felizardo Gastelum
Independent Auditor

Date: June 23, 2008

7) ATTACHMENTS

A) CONSOLIDATED FINANCIAL STATEMENTS AND OPINION OF THE STATUTORY AUDITOR

Audit and Corporate Practice Committee Report

To the Board of Directors of Wal-Mart de Mexico, S.A.B. de C.V.
Present

Dear Directors:

In compliance with Article 43 of the Mexican Securities Market law in effect and the rules and regulations of the Board of Directors, this is to inform you of the operations carried out in regards to the year ended on December 31, 2007.

In carrying our work, we have adhered not only to the Mexican Securities Market Law but also to the recommendations contained in the Company's Code for Better Corporate Practices and the Code of Ethics.

In order to comply with our supervision process, we performed the following:

I. As concerns Corporate Practices:

a) We were informed of:
   1. The process to assess the performance of relevant executives. There are no observations to report.
   2. Processes followed during the fiscal year to conduct operations with related parties, and the comprehensive compensation packages for the CEO and other relevant executives listed under Note 6 of the company's financial statements. There are no observations to report.

b) The Board of Directors did not grant waivers to any board member, relevant executive or others in the chain of command for any privilege listed under article 28, section III, paragraph f) of the Mexican Securities Market law.

II. Related to Audit:

a) We analyzed the status of the internal control system, and were informed in detail of the programs and work done by Internal and Independent audit, as well as the main aspects requiring improvement and follow-up on implemented preventive and corrective measures. Therefore it is our opinion that all effectiveness requirements are being met to ensure that the Company operates within a general environment of control.

b) We evaluated the performance of the independent auditors, who are responsible for rendering an opinion on the reasonability of the company's financial statements and the compliance with the Mexican Financial Reporting Standards. We conclude that the partners of Mancera, S.C. (a member of Ernst & Young Global) meet the necessary professional skills, as well as independence in all intellectual and economic actions required, and therefore we recommend their appointment to examine and issue an opinion on the financial statements of Wal-Mart de Mexico, S. A. B. de C.V. and Subsidiaries, as of December 31, 2007.

c) We attended a number of meetings to review the company's quarterly financial statements and recommended the release of the financial information. We followed up on the investment plan for the year; we were informed of on-going legal proceedings to which the company is a party thereof; and verified compliance with the corresponding standards and legal provisions. Results were satisfactory.

d) We were informed of accounting policies approved in 2007, finding no changes that would affect figures in the financial statements.

e) We followed up on the decisions reached at Shareholders' and Board Meetings.

Based on the work performed, and on the report of independent auditors, it is our opinion that accounting and reporting policies and criteria followed by the Company are adequate and sufficient and have been applied consistently, as a result of which, the information presented by the CEO reasonably reflects the financial position and results of the company.

In light of the above, we recommend that the Board of Directors submit the financial statements for Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries for the year ended December 31, 2007 to the Company's Shareholders' Assembly for approval.

Sincerely,

Blanca Treviño
Chairperson Audit and Corporate Practices Committee

Mexico City, February 7, 2008

Report of Independent Auditors

To Shareholders of
Wal-Mart de Mexico, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican financial reporting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A.B. de C.V. and Subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with Mexican financial reporting standards.

Mancera, S.C.
A Member Practice of
Ernst & Young Global

Felizardo Gastelum

Mexico City, January 29, 2008; Note 16 referring to final approval of financial statements is dated February 7, 2008.

CONSOLIDATED BALANCE SHEETS

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2007

	DECEMBER 31	
	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	Ps. 8,983,817	Ps. 15,548,406
Accounts receivable - net (Note 3)	4,700,237	3,958,451
Inventories – net	20,883,131	18,736,634
Prepaid expenses	655,189	575,637
Total current assets	35,222,374	38,819,128
Property and equipment - net (Note 4)	71,521,998	63,760,041
Total assets	Ps. 106,744,372	Ps. 102,579,169
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable to suppliers (Note 6)	Ps. 25,380,996	Ps. 26,837,053
Other accounts payable (Notes 6 and 7)	6,786,707	5,702,568
Total current liabilities	32,167,703	32,539,621
Long-term other liabilities (Note 9)	2,822,618	2,309,408
Deferred income tax (Note 10)	5,446,048	5,929,628
Retirement labor obligation (Note 11)	123,998	67,930
Total liabilities	40,560,367	40,846,587
Shareholders' equity (Note 12):		
Capital stock	22,105,239	20,367,261
Legal reserve	4,068,913	3,622,478
Retained earnings	53,313,827	49,775,672
Accumulated result of restatement	(12,515,273)	(11,770,373)
Premium on sale of shares	2,302,669	2,331,940
Employee stock option plan fund	(3,091,370)	(2,594,396)
Total shareholders' equity	66,184,005	61,732,582
Total liabilities and shareholders' equity	Ps. 106,744,372	Ps. 102,579,169

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2007

	YEAR ENDED DECEMBER 31	
	2007	2006
Net sales	Ps. 224,172,613	Ps. 205,697,920
Other income	803,768	754,575
Total revenues	224,976,381	206,452,495
Cost of sales	(176,267,005)	(161,885,943)
Gross profit	48,709,376	44,566,552
General expenses	(30,038,499)	(27,843,059)
Operating income	18,670,877	16,723,493
Other expenses – net	(258,891)	(57,426)
Comprehensive financing result (Note 13)	1,495,271	1,459,431
Income before income tax	19,907,257	18,125,498
Income tax (Note 10)	(5,678,251)	(5,233,786)
Net income	Ps. 14,229,006	Ps. 12,891,712
Earnings per share (in pesos)	Ps. 1.666	Ps. 1.492

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2007 and 2006

(Notes 1, 2 and 12)

Thousands of Mexican pesos with purchasing power at December 31, 2007

	CAPITAL STOCK	LEGAL RESERVE	RETAINED EARNINGS	ACCUMULATED RESULT OF RESTATEMENT	PREMIUM ON SALE OF SHARES	EMPLOYEE STOCK OPTION PLAN FUND	TOTAL
Balances at December 31, 2005	Ps. 18,126,881	Ps. 3,227,941	Ps. 45,548,336	Ps. (11,111,816)	Ps. 2,341,251	Ps.(2,207,557)	Ps.55,925,036
Movements in employee stock option plan fund					(9,311)	(386,839)	(396,150)
Increase in legal reserve		394,537	(394,537)				-
Repurchase of shares	(356,350)		(4,815,938)				(5,172,288)
Dividends capitalized and paid	2,596,730		(3,453,901)	9,585			(847,586)
Comprehensive income			12,891,712	(668,142)			12,223,570
Balances at December 31, 2006	20,367,261	3,622,478	49,775,672	(11,770,373)	2,331,940	(2,594,396)	61,732,582
Movements in employee stock option plan fund					(29,271)	(496,974)	(526,245)
Increase in legal reserve		446,435	(446,435)				-
Repurchase of shares	(366,424)		(5,844,245)				(6,210,669)
Dividends capitalized and paid	2,104,402		(4,400,171)	(2,099)			(2,297,868)
Comprehensive income			14,229,006	(742,801)			13,486,205
Balances at December 31, 2007	Ps. 22,105,239	Ps. 4,068,913	Ps. 53,313,827	Ps. (12,515,273)	Ps. 2,302,669	Ps.(3,091,370)	Ps.66,184,005

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2007

	YEAR ENDED DECEMBER 31	
	2007	2006
OPERATING ACTIVITIES		
Net income	Ps. 14,229,006	Ps. 12,891,712
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	3,727,361	3,424,133
Retirement labor obligation	99,985	82,335
Deferred income tax	(494,850)	1,093,936
	17,561,502	17,492,116
Changes in:		
Accounts receivable	(741,786)	(1,120,255)
Inventories	(2,879,766)	(4,199,238)
Prepaid expenses	(79,552)	(41,895)
Accounts payable to suppliers	(1,456,057)	4,780,821
Other accounts payable	1,095,409	(1,299,750)
Retirement labor obligation	(49,017)	(41,186)
Resources provided by operating activities	13,450,733	15,570,613
FINANCING ACTIVITIES		
Long-term other liabilities	513,210	620,390
Repurchase of shares	(6,210,669)	(5,172,288)
Payment of dividends	(2,297,868)	(847,586)
Resources used in financing activities	(7,995,327)	(5,399,484)
INVESTING ACTIVITIES		
Purchase of property and equipment	(11,261,868)	(9,421,428)
Sale and retirement of property and equipment	334,654	473,185
Property under capital lease	(566,536)	(566,984)
Employee stock option plan – net	(526,245)	(396,150)
Resources used in investing activities	(12,019,995)	(9,911,377)
(Decrease) increase in cash and cash equivalents	(6,564,589)	259,752
Cash and cash equivalents at beginning of year	15,548,406	15,288,654
Cash and cash equivalents at end of year	Ps. 8,983,817	Ps. 15,548,406

The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2007 and 2006

Thousands of Mexican pesos with purchasing power at December 31, 2007, unless otherwise indicated

NOTE 1

DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A.B. de C.V. (**WALMEX** or "the Company") is a company incorporated under the laws of Mexico and listed on the Mexican Stock Exchange, whose principal shareholder is Wal-Mart Stores, Inc., a U.S. corporation, through Intersalt, S. de R.L. de C.V., a Mexican company.

WALMEX has a 99.9% equity interest in the following groups of companies:

GROUP	LINE OF BUSINESS
Nueva Wal-Mart	Operation of 313 (258 in 2006) Bodega Aurrera, discount stores, 83 (77 in 2006) Sam's Club membership self-service wholesale stores, 136 (118 in 2006) Wal-Mart Supercenter hypermarkets and 64 (60 in 2006) Superama supermarkets.
Suburbia	Operation of 76 (62 in 2006) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 256 (239 in 2006) Vips restaurants serving international cuisine, 92 (72 in 2006) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Comercializadora Mexico Americana	Import of goods for sale.
Real estate	Real estate developments and management of real estate companies.
Services companies	Providing of professional services to companies in the Group, not-for-profit services to the community at large and shareholding.
Banco Wal-Mart de Mexico Adelante	Rendering of full-service banking services.

On October 1st, 2007, the Mexican National Banking and Securities Commission (CNBV) authorized **WALMEX** to operate Banco Wal-Mart de Mexico Adelante, S.A., Institucion de Banca Multiple (Bank) that opened its doors to the general public on November 7, 2007.

NOTE 2

SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies and practices observed by the Company in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (Mexican FRS) are described below. Mexican FRS are understood to encompass the new standards issued by the Mexican Financial Reporting Standards Research and Development Board (CINIF) and the bulletins issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that have not been modified, replaced or abolished by Mexican FRS and that were transferred to the CINIF. As such, any of the documents comprising Mexican FRS will hereinafter be referred to by their original name or rather, either as "Mexican FRS" or as "accounting Bulletin", as the case may be.

a. The accompanying consolidated financial statements include the statements of **WALMEX** and those of its subsidiaries, which are grouped as described in Note 1. All related party balances and transactions were eliminated in the consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10.

c. In order to provide a better understanding of the Company's business performance, the consolidated statements of income were prepared on a functional basis, which allows for the disclosure of the cost of sales separately from other costs and expenses and of operating income as well, as established under Mexican FRS B-3, *Statements of Income*, in force as of January 1st, 2007.

d. The Bank's financial statements, which are included in the Company's consolidated financial statements, were prepared based both on the accounting criteria established by CNBV, as issued as part of the General Provisions for Credit Institutions, and on the Mexican FRS issued by the CINIF. At date, there are no differences between these two sets of standards.

e. The preparation of financial statements in conformity with the Mexican FRS requires the use of estimates in some items. Actual results might differ from these estimates.

f. Cash and cash equivalents consist basically of bank deposits and highly liquid investments. These investments are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

g. The balance in the Bank's receivables portfolio is represented by amounts actually given to borrowers, plus uncollected earned interest. The preventive allowance for credit risks is presented net of the portfolio balances.

h. **WALMEX** recognizes bad debt reserves at the time the legal collection process begins in conformity with its internal procedures.

i. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date, not in excess of market value.

   The buying allowances are charged to operations based on the turnover of inventories that gave rise to them.

j. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method in conformity with accounting Bulletin B-10.

   The Company's property and equipment at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1st, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

   Fixed asset depreciation is computed using the straight-line method, at annual rates ranging from 3% to 33%.

k. The Company classifies its operating and capital leases for the rental of property following the guidelines established in accounting Bulletin D-5.

l. In conformity with accounting Bulletin C-15, the Company determines impairment in the value of its long-lived assets using the present value method, considering each of the Company's stores or restaurants as a minimum cash generating unit to determine the value in use of its long-lived assets.

m. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos at the prevailing exchange rate as of the balance sheet date. Exchange differences determined are charged or credited to income.

n. Liabilities for traditional deposits of the Bank are comprised of demand deposits in debit card accounts. These liabilities are recorded at either deposit or placement cost, plus accrued interest.

o. Liability provisions are recognized whenever the Company has current obligations derived from past events that can be reasonably estimated and that will most likely give rise to a future cash disbursement for their settlement.

p. Deferred income tax is determined using the asset and liability method. Under this method, deferred income tax is recognized on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled, in conformity with accounting Bulletin D-4.

   Current year employee profit sharing is expensed as incurred and represents a liability due and payable in a period of less than one year.

q. Seniority premiums accruing to employees under the Mexican Labor Law and termination payments made at the end of employment, except when resulting from corporate restructuring, are recognized as a cost of the years in which services are rendered, based on actuarial computations made by an independent expert, using the projected unit-credit method, in conformity with accounting Bulletin D-3.

   All other payments accruing to employees or their beneficiaries in the event of separation or death, in terms of the Mexican Labor Law, are expensed as incurred.

r. In conformity with the Mexican Corporations Act, the Company is required to appropriate at least 5% of the net income of each year to increase the legal reserve. This practice must be continued until the legal reserve reaches 20% of capital stock.

s. The most important inflation accounting concepts and procedures are described below:

   The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

   The net monetary position result is determined by applying the NCPI to net monetary assets and liabilities during the period.

t. The employee stock option plan fund is comprised of **WALMEX** shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

u. The premium on the sale of shares represents the difference between the cost of the shares, restated based on the NCPI, and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

v. Comprehensive income consists of the current year net income plus the current year restatement.

w. Sales revenues are recognized at the time the customer takes possession of the products, in conformity with International Accounting Standards No. 18, issued by the International Accounting Standards Committee, applied on a suppletory basis.

Sam's Club membership revenues are deferred over the twelve-month term of the membership, in conformity with the requirements of Staff Accounting Bulletin No. 104, *Revenue Recognition in Financial Statements*, issued by the U.S. Securities and Exchange Commission, applied on a suppletory basis. Such revenues are presented in the other income caption in the statement of income.

The Bank's interest income is recognized in the other income caption in the statement of income.

x. Segment financial information has been prepared using the management approach established in accounting Bulletin B-5.

NOTE 3

ACCOUNTS RECEIVABLE - NET:

An analysis of accounts receivable at December 31, 2007 and 2006 is as follows:

	DECEMBER 31	
	2007	2006
Trade and other debtors	Ps. 3,038,922	Ps. 2,248,196
Recoverable taxes	1,905,647	1,972,015
Allowances for bad debts	(244,332)	(261,760)
Total	Ps. 4,700,237	Ps. 3,958,451

FILE N°
82-4609

NOTE 4

PROPERTY AND EQUIPMENT – NET:

An analysis of this caption is as follows:

	DECEMBER 31	
	2007	2006
Investments subject to depreciation:		
Buildings	Ps. 25,426,052	Ps. 23,159,304
Facilities and leasehold improvements	17,999,691	14,956,377
	43,425,743	38,115,681
Less:		
Accumulated depreciation	(11,864,717)	(10,628,226)
	31,561,026	27,487,455
Fixtures and equipment	25,165,660	22,000,699
Less:		
Accumulated depreciation	(12,197,804)	(10,855,358)
	12,967,856	11,145,341
Capital leases:		
Property	3,427,307	2,926,620
Fixtures and equipment	992,735	819,498
	4,420,042	3,746,118
Less:		
Accumulated depreciation	(1,128,301)	(1,045,297)
	3,291,741	2,700,821
Investments subject to depreciation – net	Ps. 47,820,623	Ps. 41,333,617
Investments not subject to depreciation:		
Land	Ps. 21,961,456	Ps. 20,826,808
Construction in progress	1,739,919	1,599,616
Investments not subject to depreciation	Ps. 23,701,375	Ps. 22,426,424
Total	Ps. 71,521,998	Ps. 63,760,041

NOTE 5

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

	(THOUSANDS OF U.S. DOLLARS) DECEMBER 31	
	2007	2006
Current assets	$ 111,962	$ 138,782
Current liabilities	$ 208,733	$ 179,865

During the years ended December 31, 2007 and 2006, the Company had the following U.S. dollar denominated transactions (excluding property and equipment):

	(THOUSANDS OF U.S. DOLLARS)	
	DECEMBER 31	
	2007	2006
Imported merchandise for sale	$ 1,148,411	$ 1,017,854
Technical assistance, services and royalties	$ 117,264	$ 102,554

The exchange rate at December 31, 2007, used to translate U.S. dollar denominated balances was Ps. 10.9088 (Ps. 10.8188 at December 31, 2006) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 10.9177 per U.S. dollar.

NOTE 6

RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	DECEMBER 31	
	2007	2006
Accounts payable to suppliers:		
C.M.A – U.S.A., L.L.C. (affiliated company)	Ps. 784,902	Ps. 912,816
Other accounts payable:		
Wal-Mart Stores, Inc. (holding company)	Ps. 312,458	Ps. 288,674

During the years ended December 31, 2007 and 2006, the Company carried out the following transactions with related parties under similar-to-market conditions:

	DECEMBER 31	
	2007	2006
Imported merchandise for sale	Ps. 4,812,824	Ps. 4,703,245
Technical assistance, services and royalties	Ps. 1,226,543	Ps. 1,130,093

During the year ended December 31, 2007, the Company paid its primary officers salaries aggregating Ps. 211,053 (Ps. 188,189 in 2006). Such compensation is primarily comprised of direct short-term benefits as defined in accounting Bulletin D-3.

FILE N°
82-4609

NOTE 7

OTHER ACCOUNTS PAYABLE:

An analysis of other accounts payable at December 31, 2007 and 2006 is as follows:

	DECEMBER 31	
	2007	2006
Accrued liabilities and others	Ps. 5,362,633	Ps. 5,211,099
Taxes payable	1,424,074	491,469
Total	Ps. 6,786,707	Ps. 5,702,568

NOTE 8

COMMITMENTS:

At December 31, 2007, the Company entered into commitments for the purchase of inventory, property and equipment and maintenance services for Ps. 4,675,188 (Ps. 5,568,466 in 2006).

NOTE 9

LEASES:

The Company has entered into operating leases with third parties for compulsory terms ranging from 2 to 15 years. Rent paid under capital leases may either be fixed or variable, determined based on a percentage of sales.

The Company has entered into capital leases for the rental of real estate. Such leases are recorded at the lesser of either the present value of minimum rental payments or the market value of the property under lease and are amortized over the useful life of each property (up to 33 years).

The Company has also entered into capital leases for the rental of residual water treatment plants used to meet environmental protection standards. The term of payment ranges from 4.5 years to 7 years.

Future rental payments are as follows:

YEAR	Operating Lease (Compulsory term)	Capital lease (Minimum payments)
2008	Ps. 155,314	Ps. 215,481
2009	Ps. 117,225	Ps. 392,875
2010	Ps. 94,989	Ps. 157,961
2011	Ps. 90,296	Ps. 165,144
2012	Ps. 86,199	Ps. 169,758
2013 and thereafter	Ps. 374,088	Ps.1,936,880

The total amount of operating leases charged to results of operations for the years ended December 31, 2007 and 2006 was Ps. 1,593,026 and Ps. 1,451,898, respectively.

NOTE 10

INCOME TAX:

The Company and its subsidiaries, except for the Bank, have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Current year income tax	Ps. 6,140,437	Ps. 4,112,010
Deferred income tax	(498,394)	1,158,133
Subtotal	5,642,043	5,270,143
Monetary position (gain) on initial effect and nonmonetary items loss of deferred income tax – net	36,208	(36,357)
Total	Ps. 5,678,251	Ps. 5,233,786

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2007	2006
Property and equipment	Ps. 5,183,075	Ps. 4,992,731
Inventories	1,286,101	1,978,778
Recoverable asset tax	(323,898)	(373,624)
Other items – net	(699,230)	(668,257)
Total	Ps. 5,446,048	Ps. 5,929,628

Under the Mexican Income Tax Law, the corporate income tax rate is 28% in 2007 (29% in 2006). The effective tax rate is similar to the statutory rate.

On October 1st, 2007 the new Flat Rate Business Tax (IETU Law) was published in the Official Gazette. The new law came into force as of January 1st, 2008 and annulled the Asset Tax Law.

Based on its tax forecast, the Company will continue generating income tax in subsequent years.

The Company's 2007 income tax includes the partial taxation of the inventory held at December 31, 2004, since the Company opted to consider as taxable such inventories over a number of years, so as to deduct cost of sales. The last year of taxation of the inventories will be 2012.

At December 31, 2007, the Bank has tax losses of Ps. 231,190 which, in conformity with the current Mexican Income Tax Law, may be carried forward against taxable earnings generated through 2017.

As a result of related changes to Mexican Tax Law, the Company's recoverable asset tax at December 31, 2007 may be recovered through 2017.

NOTE 11

RETIREMENT LABOR OBLIGATIONS:

The Company has set up a defined benefits trust fund to cover seniority premiums accruing to employees to which workers make no contributions, also recognizes the liability for employee termination payments. Both these obligation are computed using the projected unit credit method.

FILE N°
82-4609

An analysis of assets, liabilities and costs related to seniority premiums as of December 31, 2007 and 2006 is as follows:

	2007	2006
Vested benefit obligation	Ps. 174,871	Ps. 151,218
Current benefit obligation	Ps. 342,273	Ps. 294,951
Projected benefit obligation	Ps. 347,421	Ps. 298,380
Plan assets	(319,792)	(279,399)
Variances in assumptions and experience adjustments	(3,009)	6,349
Net projected liability	Ps. 24,620	Ps. 25,330
Labor cost	Ps. 46,375	Ps. 39,003
Financing cost	13,405	12,335
Return on plan assets	(12,510)	(11,594)
Amortization	144	(9)
Net period cost	Ps. 47,414	Ps. 39,735
Benefits paid	Ps. 18,365	Ps. 17,456
Fund contributions	Ps. 49,017	Ps. 41,186
Amortization period of variances assumptions and experience adjustments (years)	20.6	20.5
Discount rate for labor obligations	4.8%	5.0%
Annual increase in salaries	1.0%	1.0%
Return on plan assets	4.8%	5.0%

For the years ended December 31, 2007 and 2006, the Company's liabilities and costs arising from employee terminations payments, other than restructuring, is as follows:

	2007	2006
Current benefit obligation	Ps. 96,677	Ps. 41,068
Projected benefit obligation	Ps. 99,378	Ps. 42,600
Labor cost	Ps. 7,040	-
Financial cost	3,842	Ps. 1,840
Amortization	41,689	40,760
Net period cost	Ps. 52,571	Ps. 42,600
Discount rate for labor obligations	4.8%	5.0%
Annual increase in salaries	1.0%	1.0%

In accordance with current policies, Company executives may exercise their option to acquire the shares in equal parts over five years. The right to exercise an employee stock option expires in a period of ten years from the date the option is granted, or within sixty days following the executive's retirement from the Company.

The compensation derived from stock option of shares is determined using the Black-Scholes financial valuation technique, according to market conditions at the grant date, in conformity with the guidelines of International Financial Reporting Standards 2, issued by the International Accounting Standards Board, applied on a supplementary basis. The amount charged to results of operations for this item aggregates Ps. 35,635 in 2007, which represents no cash disbursement.

An analysis of movements in the Company's employee stock option plan is as follows:

	NUMBER OF SHARES	*WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)*
Balance at December 31, 2005	120,441,972	15.16
Granted	24,257,286	28.80
Exercised	(17,503,017)	13.41
Canceled	(1,931,966)	20.90
Balance at December 31, 2006	125,264,275	17.96
Granted	19,490,736	43.09
Exercised	(14,765,841)	15.26
Canceled	(5,831,632)	22.86
Balance at December 31, 2007	124,157,538	22.00
Shares available for option grant:		
December 31, 2007	5,387,201	
December 31, 2006	1,796,308	

At December 31, 2007, the employee stock options granted and exercisable and included in the employee stock option plan fund is as follows:

	GRANTED			*EXERCISABLE*	
RANGE OF EXERCISE PRICE (NOMINAL PESOS)	*NUMBER OF SHARES*	*WEIGHTED AVERAGE REMAINING (LIFE IN YEARS)*	*WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)*	*NUMBER OF SHARES*	*WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)*
9.96 – 11.41	10,074,438	3.0	11.10	10,074,438	11.10
10.73 – 12.64	10,995,733	4.2	12.53	10,995,733	12.53
11.55 – 13.75	17,758,314	5.2	12.54	12,736,633	12.54
16.90 – 18.18	21,169,251	6.2	16.93	10,840,273	16.95
19.80	24,004,165	7.2	19.80	8,205,876	19.80
28.79 – 30.03	21,367,462	8.2	28.80	3,517,706	28.81
43.09	18,788,175	9.2	43.09	-	-
	124,157,538	6.6	22.00	56,370,659	15.20

NOTE 13

COMPREHENSIVE FINANCING RESULT:

For the years ended December 31, 2007 and 2006, an analysis of the Company's comprehensive financing result is as follows:

	2007	2006
Financial income - net	Ps. 817,611	Ps. 877,231
Exchange gain	13,375	43,747
Net monetary position gain	664,285	538,453
Total	Ps. 1,495,271	Ps. 1,459,431

NOTE 14

SEGMENT INFORMATION:

The Company's segment information was prepared based on a managerial approach and the criteria established in accounting Bulletin B-5. The "Others" segment consists of department stores, restaurants, real estate transactions with third parties and financial services.

An analysis of segment information at December 31, 2007 and 2006 is as follows:

SEGMENT	*TOTAL REVENUES*		*OPERATING INCOME*	
	2007	2006	2007	2006
Self service	Ps. 209,652,627	Ps. 190,758,917	Ps. 16,257,811	Ps. 13,722,374
Other	15,323,754	15,693,578	2,413,066	3,001,119
Consolidated	Ps. 224,976,381	Ps. 206,452,495	Ps. 18,670,877	Ps. 16,723,493

SEGMENT	*PURCHASE OF PROPERTY AND EQUIPMENT*		*DEPRECIATION*	
	2007	2006	2007	2006
Self service	Ps. 8,620,023	Ps. 7,979,710	Ps. 3,141,578	Ps. 2,901,281
Other	2,641,845	1,441,718	585,783	522,852
Consolidated	Ps. 11,261,868	Ps. 9,421,428	Ps. 3,727,361	Ps. 3,424,133

SEGMENT	*TOTAL ASSETS*		*CURRENT LIABILITIES*	
	2007	2006	2007	2006
Self service	Ps. 87,887,201	Ps. 83,471,316	Ps. 28,305,039	Ps. 29,690,435
Other	13,623,834	12,353,880	2,047,228	2,249,997
Unassignable items	5,233,337	6,753,973	1,815,436	599,189
Consolidated	Ps. 106,744,372	Ps. 102,579,169	Ps. 32,167,703	Ps. 32,539,621

Unassignable items refer primarily to reserve land, cash and cash equivalents of the parent and real estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 15

NEW ACCOUNTING PRONOUNCEMENTS:

During 2007, the CINIF published Mexican FRS B-10, Effects of Inflation; Mexican FRS D-3, Employee Benefits; Mexican FRS D-4, Income Tax; Mexican FRS B-2, Statements of Cash Flow; and Mexican FRS B-15, *Foreign Currency Translation*, all of which are effective as of the fiscal years beginning as of January 1st, 2008. The application of these new Mexican FRS will have no material effects on the Company's financial statements, except Mexican FRS B-10 which, in accordance with the inflation forecasts, the comprehensive effects of inflation will cease to be recorginzed in the financial information as of 2008.

NOTE 16

APPROVAL OF FINANCIAL STATEMENTS:

The accompanying financial statements and these notes at December 31, 2007 and 2006, were approved by the Company's Board Directors at a meeting held on February 7, 2008.

END